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05006773

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dexia Belgium

*CURRENT ADDRESS


PROCESSED
MAR 25 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4606 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 3/24/05

DEXIA

ACTIVITY REPORT YEAR & Q4 2004

Q1: JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMBER

82-4606

Dexia Belgium

AR/S
12-31-04

2004


DEXIA

ACTIVITY REPORT YEAR & Q4 2004



FINANCIAL HIGHLIGHTS

in millions of EUR, except where indicated	Q4 2003	Q4 2004	Evolution Q4 2004/Q4 2003	Year 2003	Year 2004	Evolution 2004/2003
STATEMENT OF INCOME KEY FIGURES						
Revenues	1,271	1,337	+5.2%	5,160	5,392	+4.5%
Costs	(802)	(771)	-3.8%	(3,056)	(3,012)	-1.4%
Gross operating income	469	566	+20.7%	2,104	2,380	+13.1%
Cost of risk	(56)	(205)	x 3.6	(176)	(229)	+30.1%
Operating income	412	361	-12.5%	1,929	2,151	+11.5%
Net income	328	406	+23.8%	1,431	1,772	+23.8%
Earnings per share (EUR)[1]	0.29	0.36		1.24	1.58	+28.1%
KEY RATIOS						
Profit margin[2]	27.5%	31.6%		29.3%	34.2%	
cost-income ratio[3]	63.1%	57.7%		59.2%	55.9%	
Annualized return on equity[4]	14.9%	19.4%		16.5%	19.8%	

in millions of EUR, except where indicated	Q4 2003	Q4 2004	Evolution Q4 2004/Q4 2003	Year 2003	Year 2004	Evolution 2004/2003
UNDERLYING STATEMENT OF INCOME [5]						
Revenues	1,247	1,344	+7.8%	5,079	5,362	+5.6%
Costs	(778)	(764)	-1.8%	(2,968)	(3,016)	+1.6%
Gross operating income	469	580	+23.7%	2,111	2,346	+11.1%
Cost of risk	(56)	(23)	-59.6%	(158)	(52)	-67.1%
Operating income	413	557	+35.0%	1,954	2,294	+17.4%
Net income	294	388	+32.1%	1,364	1,613	+18.2%
UNDERLYING KEY RATIOS						
Underlying cost-income ratio[6]	62.4%	56.9%		58.4%	56.2%	
Annualized underlying cost of risk banking activities[7]	0.09%	0.03%		0.06%	0.02%	

in millions of EUR, except where indicated	Year 2003	Year 2004	Evolution 2004/2003
BALANCE-SHEET KEY FIGURES			
Total assets	349,888	389,155	+11.2%
Shareholders' equity	9,790	10,464	+6.9%
Customer loans	161,941	166,199	+2.6%
Customer deposits	92,343	97,609	+5.7%
Debt securities	134,905	143,914	+6.7%
Net assets per share (EUR)[8]	9.25	9.95	+7.6%
CAPITAL ADEQUACY			
Tier 1 ratio[9]	9.9%	10.7%	
Capital adequacy ratio[9]	11.2%	11.7%	
Risk-weighted assets	106,540	103,355	

1 Net income/weighted average number of shares.
2 The ratio between the net income before minority interests and the revenues.
3 The ratio between the costs and the revenues.
4 The ratio between the annualized net income and the weighted average shareholders' equity (excluding GBRR and after income appropriation). If the goodwill related to the share exchange offer on Dexia BIL shares (in 1999), the goodwill related to the acquisitions of FSA and Labouchere (in 2000) and the goodwill related to the acquisitions of Artesia BC, Kempen & Co and Financière Opale Group (in 2001) had been activated and amortized over a period of 20 years, the ROE would have totalled 7.1% in 2003 and 9.2% in 2004.
5 Pro forma for Q4 2003 and full year 2003.
6 The ratio between the underlying costs and the underlying revenues.
7 The ratio between the annualized underlying net cost of risk for the banking activities (i.e. excluding credit enhancement) and the gross outstanding customer loans and off-balance sheet financing commitments.
8 Net assets including GBBR group share, after deduction of treasury shares (based on the number of shares at year-end).
9 The profit for the financial year minus the proposed dividend is included in the shareholders' equity.

CONTENTS

I MESSAGE FROM THE CHAIRMAN OF THE MANAGEMENT BOARD



© Michel Labelle, 2001

Business in 2004 was marked by a changing environment compared to 2003: GDP growth resumed in the USA, in sharp contrast to Europe where it was generally modest; interest rates evolved a bit differently between the two areas; oil prices went up in the context of still unresolved crises in the middle east; euro/dollar parity continued to put pressure on European exports; share prices progressed, but slowly and with far less volatility; on the other hand, the solvency of counterparts improved considerably, causing a remarkable improvement of the earnings in the banking industry; finally, the investment community increased its pressure on corporations, not only to deliver earnings performance, but also to make an investor-oriented use of their capital resources.

In this new context, Dexia managed to deliver a very good performance, in terms of business originations, earnings and share price.

In Public Finance, after an excellent 2003, new originations brought to store another, 9% fat, layer of financing commitments, put to work for many years of future revenues. By contrast to the previous years, we have seen our traditional domestic markets of France and Belgium pull more strongly this time, with increases of 17% to 18% of new long-term loan originations. This underscores the virtue of a well spread global business, as we are able to enjoy the good cycles where they appear. In the USA, outstanding commitments continued to grow strongly, both in the banking and credit insurance activities, despite an environment which was far less favorable than in 2003.

In Retail Financial Services, Dexia has experienced another good, and even better year of activity, with customer assets up 7%, loans up 6% and insurance premiums collected up 14%. This demonstrates that our commercial teams did not keep their eyes off the ball, whilst the demanding integration process of Artesia BC kept producing remarkably good effects in terms of cost synergies.

Our activities of Asset Management and Fund Administration posted high volume increases, stemming largely from new money originations, while their product performances, positions in the league tables and operating efficiency kept improving.

All this is translated into another year of excellent underlying earnings, up 18%. This was not only a hefty double-digit performance, but one that we had foreseen very early in the year. Total earnings were strongly up as well, at +24%. A number of positive one-off items in 2004 came to the bottom line, and have more than outweighed the EUR 207 million of additional expenses recognized in the last quarter in connection to the share leasing issue. In this connection, the announcement of our agreement with Aegon, and of Mr Duisenberg acting as a mediator, are very significant steps towards a settlement of this difficult and time-consuming issue, for which we will continue to release detailed information as the matter progresses.

Looking back at our targets for 2004, we have clearly exceeded them by far, with a 28% growth of the earnings per share. This was obtained first by the excellent operating performance, by a sizeable net positive impact of nonrecurring items, and finally by the completion of a very substantial share buy-back program. The latter took EUR 693 million of our earnings stream, coming after the EUR 400 million achieved in 2003. Despite this considerable investment into our own shares, our Tier 1 ratio stood at 10.7%, well above our target. This underscores once again the capacity of Dexia to generate wealth well in excess of our needs for organic growth, and our ability to serve a hefty dividend: this year EUR 0.62 per share will be proposed, i.e. a 17% increase over last year and a payout ratio of 39%.

On the strength of all these positive evolutions, Dexia share price progressed remarkably in 2004. The share achieved a performance of +24% in twelve-month time, more than twice the EuroStoxx Banks index performance. We see this as a sign of market recognition of the fundamental qualities of the Dexia model, which were in the past overshadowed by the difficult situation experienced in the Netherlands for more than one year.

Looking ahead, there are a number of exciting and challenging prospects for Dexia. First, we are confident that our business momentum will continue in the coming years, and reap year after year the benefits of the development strategies of our business lines. Our new organization will, we are convinced, prove efficient and profitable. Our efforts to identify and curtail costs throughout the Group will, no doubt, pay off. We shall take the challenges and opportunities created by the adoption of IFRS and the forthcoming Basel II framework.

Clearly, the earnings growth experienced in 2004 is not one which is repeatable year after year, but we are certain that value will be created at a very robust average pace, as we indicated at our last Investor Day, on February 11, 2005.

On behalf of the Board of Directors, I praise all my colleagues of the Dexia Group for their dedication and efforts to solve problems, seize opportunities, write profitable business, and warrant a good future for Dexia.



PIERRE RICHARD,
Group Chief Executive Officer
Chairman of the Management Board

II THE DEXIA GROUP

CORPORATE PROFILE

THE ACTIVITIES OF DEXIA


DEXIA
Public/Project Finance and Credit Enhancement
Personal Financial Services
Investment Management and Insurance Services
Treasury and Financial Markets

A EUROPEAN BANK WITH A GLOBAL REACH

Dexia was born of the alliance in 1996, of two major players in local public finance in Europe: Crédit local de France and Crédit Communal de Belgique. Both institutions, together with Banque Internationale à Luxembourg (BIL) were united in 1999 into one publicly quoted company named Dexia. This was one of the very first cross-border mergers in the European banking sector. Today, Dexia ranks among the 15 largest financial institutions of the euro zone.

Addressing two markets

Dexia services two main markets: local authorities and similar institutions on the one hand, and the personal sector and households on the other hand. In the first one, Dexia has a global leading position, whilst in the latter its scope is regional.

Local public finance

Since its merger in 1999 and the subsequent acquisition of FSA in the USA, Dexia is the world's largest player in the market of local public finance. The high level of expertise, the long-term horizon and low risk features of this business, grant a superior level of visibility and financial returns among the banking industry.

Personal sector

Not only the bank of the local authorities, Dexia is also a leading retail bank in Belgium, servicing the accounts and financial needs of several millions of customers. Its commercial presence was enlarged with the acquisition of Artesia Banking Corporation in 2001. Besides, Dexia has also developed over the years, largely from its Luxembourg base, private banking services catering to affluent customers in several European countries.

Risk culture, product expertise and performance

The success of Dexia's lays not only in its renowned franchise and distribution skills, but also in its ability to conceive efficient products and develop innovative solutions to clients' financial requirements. This applies in particular to the fields of investment management and insurance services, as well as to capital market activities. In these specialist fields, the Group has been able to attract and deploy the best professional skills, and it exercises the highest standards in terms of business underwriting, risk monitoring, operational disciplines and product performance. Dexia has one of the highest credit ratings in the banking industry: two of its subsidiaries are triple A rated.

An efficient organization

Dexia's organization is a unique combination of decentralized business units and tight central management of the strategic functions, such as finance, audit and compliance, human resources, communication and investor relations. The Group Chief Executive Officer and the other six members of the Management Board steer the Group; four members lead their respective business lines, and two members supervise centrally the functions of Finance and Operations and Technology.

Four business lines

Public/Project Finance and Credit Enhancement

Dexia global leadership in public finance is deservedly renowned. The Group operates several subsidiaries and branches in the main developed countries of the world. The very large size of the market, the quality and solvency of borrowers, and the large needs for essential public infrastructures, offer wide opportunities for Dexia to underwrite valuable business. Size and innovation are the key ingredients of Dexia's success in this business line, which represents about half of its earnings.

Personal Financial Services

In Belgium, Dexia Bank is one of the three largest players in retail banking. It offers a complete range of banking and insurance services to its clientele of households and small and medium size enterprises. In Luxembourg, Dexia BIL also has a similar position among the retail banks. In addition, a private banking business[1] has been developed over the years and extended beyond Belgium and Luxembourg. The business line operates several units and joint ventures in a number of European countries, such as Slovakia, Switzerland, Spain and France.

Investment Management and Insurance Services

Since its creation, Dexia has drawn on the expertise and business franchise of Dexia BIL in Luxembourg, in certain specialist areas such as Asset Management and Fund Administration. The acquisition of Artesia BC in 2001 has brought additional expertise and business operations, particularly in the fields of Asset Management and Insurance Services. These businesses are now gathered under this business line. Their focus is to deliver excellent products, and to keep improving operating efficiency. They supply their products not only to the Dexia distribution channels, but also, and increasingly so, to institutional clients and third party delivery channels.

Treasury and Financial Markets

Dexia's principal businesses imply an intensive presence in the capital markets, be it for the funding and management of the Group's balance sheet, or for the engineering of sophisticated products and solutions delivered to the clients of the various business lines. This business line is not only an indispensable support entity for the whole Group, but it is also an important profit center, which applies the Group's prudent risk policy, and generates substantial earnings.

1 The Private Banking segment has become a part of the business line on January 1, 2005, whilst Insurance Services were transferred to IMIS (see below).

HISTORY OF THE GROUP

1860 Creation of Crédit Communal de Belgique.

1987 Creation of Crédit local de France.

1991
- First listing Crédit local de France on the Paris Stock Exchange.
- Crédit Communal de Belgique becomes majority shareholder of Banque Internationale à Luxembourg (BIL), the oldest established Luxembourg bank (1856).

1996 Creation of Dexia, through a business alliance between Crédit Communal de Belgique and Crédit local de France. The two partners begin operating as a Group under a structure organized around two holding companies: Dexia Belgium, listed on the Brussels Stock Exchange (BEL20-index), and Dexia France listed on the Paris Stock Exchange (CAC 40-index).

1997 Acquisition of a 40% stake in Crediop, a leading player in the Italian local public finance market.

1999
- April: buyout of BIL's minority shareholders.
- June: Dexia becomes majority shareholder of Crediop (60%).
- June: acquisition in Belgium of Elvia Assurances, renamed Dexia Insurance.
- December: creation of a single holding company, Dexia, by means of a public offer by Dexia Belgium on Dexia France shares. Dexia is quoted in Brussels, Paris and Luxembourg. A unified management structure is established for the entire Group.

2000 Dexia acquires FSA, a leading company in credit enhancement for municipal bond issuers in the USA and Bank Labouchere in the Netherlands.

2001
- July: Dexia acquires Artesia Banking Corporation in Belgium through a capital increase reserved to Arcofin, Artesia BC's former quasi-sole shareholder.
- July: Dexia acquires Kempen & Co through a public tender bid.
- December: increase of the equity interest in Dexia Crediop from 60% to 70%.

2002
- January: Dexiam and Cordius Asset Management, Artesia BC's subsidiary, merge to form Dexia Asset Management.
- April: Dexia Bank, Artesia Banking Corporation, BACOB and Artesia Services merge under the name "Dexia Bank Belgium" (or Dexia Bank in brief).
- May: increase of the equity interest in DVV Insurance, from 82% to 99%.

2003
- July: Dexia Bank Belgium sells its minority stake in Landbouwkrediet NV (Crédit Agricole de Belgique).
- September: Dexia Group takes over the stake of the minority shareholders in its German subsidiary Dexia Hypothekenbank Berlin (DHBB), active in local public finance.

2004
- November: Dexia sells its shares in Kempen & Co.
- November: acquisition of FMS Hoche, a specialist fund administration company based in France.

SIMPLIFIED GROUP STRUCTURE



Dexia
HQ: Brussels
Dexia BIL
HQ: Luxembourg
Dexia Bank
HQ: Brussels
Major subsidiaries
100%
FSA
100%
Dexia Sofaxis
100%
Dexia Municipal Agency
100%
Dexia Hypothekenbank Berlin
70%
Dexia Crediop
60%
Dexia Sabadell Banco Local
100%
Dexia Asset Management
100%
Dexia Bank Nederland
Insurance
100%
Dexia Insurance
99%
DVV Insurance

CORPORATE GOVERNANCE

BELGIAN CORPORATE GOVERNANCE CODE

In December 2003, the Banking, Financial and Insurance Commission *(Commission bancaire, financière et des assurances)*, the Belgian Business Federation *(Fédération des Entreprises de Belgique)* and Euronext Brussels established a Corporate Governance Commission to develop a Belgian reference code for corporate governance. After a public consultation period, the Corporate Governance Commission published the final version of the Belgian corporate governance code on December 9, 2004 (the "Code").

The Code replaces the recommendations made on this issue by the Banking, Financial and Insurance Commission, the Belgian Business Federation and Euronext Brussels. It became effective on January 1, 2005 for publicly listed Belgian companies.

Dexia intends to comply with the nine principles established by the Code which form the foundation of corporate governance. This will be a special item on the agenda at the Ordinary Shareholders' Meeting of Dexia SA on May 11, 2005. In addition, Dexia will publish a "Corporate Governance Charter" and put it on its website no later than January 1, 2006.

At its meeting on February 3, 2005, the Board of Directors of Dexia SA voted to form a corporate governance committee within the Board which will be charged with studying certain corporate governance issues.

SHAREHOLDERS RELATIONS

Dexia is attentive to the quality of its relations with individual and institutional shareholders. These relations are a priority for the Group, which wants to extend its commitment to greater dialogue and transparency in relations with shareholders.

Relations with individual shareholders

Over the years, Dexia has developed a rigorous, regular and interactive system for providing information to shareholders. It is based on a shareholder club, a European advisory committee of individual shareholders, specially designed information documents for shareholders, a call center, and website pages.

The European club for individual shareholders

The European club for individual shareholders today has nearly 16,000 members, primarily Belgian and French shareholders. The club is a center for the distribution of financial information to shareholders who want to follow changes in the Group through the publications and documents designed specifically for them. Shareholders can register in the European club for shareholders by telephone, E-mail or from the website dexia.com, as well as from the website boursorama.com.

Information media

Three times a year, Dexia publishes a newsletter for shareholders in French and Dutch informing individual shareholders regularly about developments in the Group, earnings and reports of Dexia SA shareholders' meetings. The letters to shareholders are sent to club members and to shareholders who request it. They are also available on the website.

Dexia publishes a condensed annual report, designed particularly for individual shareholders, which is available in English, French, and Dutch. In addition, Dexia also publishes financial notices on its quarterly, half-year and annual earnings in the Belgian, French, Luxembourg and English press.

The shareholders' guide has been designed as a practical tool for placing stock market orders, managing shares and keeping abreast of events in the company's life. It is useful in helping individual investors learn more about the Group, explaining the regulations for stock orders on the Euronext-based markets, and highlighting specific tax treatments for shares in Belgium and France, depending on the shareholder's country of residence.

The internet site (www.dexia.com)

With 42,000 visitors a month, www.dexia.com is proving to be a major forum for information about the Dexia Group for individual and institutional shareholders. The site is practical in structure, giving quick access to a wide range of information on the life of the Group, its activities, latest news, a list with prices of all the Group's investment funds and ethical funds, and the Dexia share price.

The site provides access to all the Group's main publications such as annual, quarterly and semi-annual reports, as well as press releases, information letters to shareholders, and daily and monthly reports on the share.

The revamped www.dexia.com site was launched in May 2004, and has a highly-innovative multimedia section: Dexia TV, sustainable development live. Dexia TV is a magazine with actual visual reports covering key aspects of sustainable development – the environment, economy and social concerns. Dexia TV is thus the very incarnation of the Group's strap line "Dexia, the bank for sustainable development".

The European Advisory Committee of Individual Shareholders

Established in June 2001, Dexia's European Advisory Committee has taken the place of the Advisory Committee of Dexia France, which was created in 1997. Its members, four Belgian shareholders, four French shareholders and three from Luxembourg, reflect the Group's European identity.

Its role is to advise the Group in its communication policy with regard to individual shareholders.

The Advisory Committee is chaired by Pierre Richard. It meets two or three times a year.

One of the members presents a summary of the Committee's work over the previous year at the Annual Shareholders' Meeting of Dexia SA.

Relations with institutional shareholders

Relations with institutional shareholders, which hold about 30% of the capital, are extremely important to Dexia. For this purpose, the Investor Relations Department deploys a team, based partly in Brussels and partly in Paris, in charge of publishing financial and business information about the Group and maintaining relations with investors and analysts. Every year, the department publishes four Activity Reports, five Press Releases concerning the activity and the financial results. In addition, the department issues press releases on events, and a large number of presentations on the results, general and specific matters. These documents are distributed to investors who have requested them. All financial information on Dexia, and publications listed above are available on the website www.dexia.com on the page "You are an Investor", and is thus accessible to everyone. In 2004, Dexia released 31 publications (4 Activity Reports, 12 Presentations, and 15 Press Releases).

After each presentation of results, private meetings are organized with institutional investors. These meetings provide an opportunity to answer their questions about the Group's strategy and results. The meetings are held either as One-on-Ones between the investor and one or more members of the Management Board, or as group meetings. In 2004, the Management of the Group, assisted by the Investor Relations team, met individually several hundreds of investors, in 30 cities, in 16 countries around the world.

THE BOARD OF DIRECTORS OF DEXIA SA

Members of the Board of Directors (as of December 31, 2004)

As of December 31, 2004, the Board of Directors was composed of nineteen members.

The Board of Directors of Dexia SA reflects the European presence of the Group with five nationalities represented. There are also the same number of French and Belgian directors, consistent with the Franco-Belgian legal identity of Dexia SA, with each nationality representing at least one-third of the Board.

Independent directors

In order to ensure strong credibility for the independence criteria that it intends to apply to its members, the Board of Directors of Dexia SA decided at its meeting on February 5, 2004 to apply strict criteria for independence, based on Article 524 of the Belgian Corporate Code and the governance principles recommended by the Bouton report, which is the reference in France.

These criteria are as follows:

1. For a period of 2 years preceding his or her appointment as an independent director, the nominee may not have held office or served as a director, manager, member of the Management Board, chief executive officer, executive officer or employee of Dexia SA or a company or a person affiliated with Dexia SA or which is part of its consolidated group (this condition does not apply when the term of office of an independent director is extended).

2. An independent director may not be a director of Dexia SA for more than 12 years (termination of an independent directorship for this reason only occurs at the expiry of the current term in which the 12-year period is exceeded); termination of an independent directorship at the end of the 12-year period does not preclude renewal of the appointment as a non-independent director.

3. An independent director may not have, either at Dexia SA or in an affiliated company, a spouse or person with whom he or she lives under a common law marriage, an immediate family member or a relative up to two removes, who is a director, manager, member of the Management Board, chief executive officer, executive officer or employee, or has a financial interest as specified in point 4 below.

4. Neither the independent director, nor his or her spouse, or the person with whom he or she lives under a common law marriage, or an immediate family member or a relative up to two removes, may hold shares representing 3% or more of the capital or of a class of shares of Dexia SA. If these persons hold rights representing less than 3% of the capital or a class of shares of Dexia SA, these rights may not exceed said limit of 3% when added to those held by the companies controlled by the independent director; lastly, the transfer deeds for these shares or the exercise of the rights attached to them may not be subject to any contractual agreements or unilateral commitments to which the independent director has subscribed.

5. The independent director may not be an executive director of a company in which Dexia SA directly or indirectly holds a position as director.

6. The independent director may not be (or be directly or indirectly associated with) a client, a supplier, an investment banker, a commercial banker (i) that is significant to Dexia SA or a company affiliated with Dexia SA or (ii) for which Dexia SA or a company affiliated to it represents a significant proportion of its business.

7. The independent director may not serve as auditor of Dexia SA at any time during the previous five years.

8. The independent director may not represent a shareholder who alone, or with one or more other shareholders, holds more than 5% of the capital of Dexia SA.

9. A director is independent if he or she has no relations of any kind whatsoever with Dexia SA, a company affiliated to Dexia SA or the management of Dexia SA, which might compromise the exercise of his or her freedom of judgment. He or she may not maintain any relations with any other company which might call into question his or her independence.

Based on these criteria, there are nine independent directors on the Dexia SA Board: Anne-Marie Idrac, Anne-Claire Taittinger, Gilles Benoist, Thierry Breton, Denis Kessler, André Levy-Lang, Roberto Mazzotta, Gaston Schwertzer, Sir Brian Unwin.

Non-executive members of the Board of Directors

Non-executive members of the Board of Directors exercise no management functions in the company or any of its subsidiaries. Except for Pierre Richard, who is both Chief Executive Officer and Chairman of the Dexia SA Management Board, the other members of the Board of Directors of Dexia SA are all non-executive members.

Separation of the functions of Chairman of the Board of Directors and Chief Executive Officer (CEO)

The bylaws of Dexia SA specifically define the rule for separation of the functions of Chairman of the Board of Directors and Chief Executive Officer (CEO). They must necessarily be entrusted to different individuals of different nationalities, even when the Chairman of the Board of Directors is unable to preside and is replaced by another member of the Board.

Term of office

The term of office for Board members elected on or after May 7, 2002 is a maximum of four years, which complies with good governance recommendations.

BOARD OF DIRECTORS AS OF DECEMBER 31, 2004[1]

Name, age, nationality, committees, shareholding in Dexia	Term	Primary position	Other positions
François NARMON, 70 Belgian *Member of the Strategy Committee, the Compensation Committee and the Appointments Committee* Director since 1996 Holds 7,060 Dexia shares	2002-2006	*Chairman of the Board of Directors,* Dexia SA	*Chairman of the Board of Directors:* - Dexia BIL - DVV Insurance - Dexia Insurance
Pierre RICHARD, 63 French *Member of the Strategy Committee and the Appointments Committee* Director since 1996 Holds 49,210 Dexia shares	2002-2006	*Group Chief Executive Officer and Chairman of the Management Board,* Dexia SA	*Director:* - Crédit du Nord - Le Monde - Air France/KLM - Generali France Holding - Companies belonging to the Dexia Group (Dexia Bank Belgium, Dexia Crédit Local, Dexia BIL, Financial Security Assurance)
Eric ANDRÉ, 50 Belgian *Member of the Audit Committee* Director since 2002 Holds 1,500 Dexia shares	2002-2006	*Alderman of Finance,* Uccle (Belgium)	*President:* - Record Financial Service SCRL - DB Associates SA - Association de la Ville et des Communes de la région de Bruxelles-Capitale *Vice President:* - Association des Villes et des Communes de Belgique *Director:* - Record Bank SA - Akkermans & Stroobants SA
Gilles BENOIST, 58 French *Chairman of the Audit Committee* Independent director Director since 1999 Holds 300 Dexia shares	2000-2006	*Chairman of the Management Board,* CNP Assurances	*Member of the Management Board:* - Groupe Caisse des dépôts *Member of the Supervisory Board:* - CDC IXIS
Rik BRANSON, 60 Belgian *Member of the Strategy Committee and the Appointments Committee* Director since 2001 Holds no Dexia shares	2002-2006	*Chairman of the Management Board,* Arcofin	*Chairman of the Management Board:* - Arcopar - Arcoplus - Auxipar *Censor:* - National Bank of Belgium
Thierry BRETON, 50 French Independent director Director since 2000 Holds no Dexia shares	2001-2007	*Chairman and Chief Executive Officer,* France Telecom	*Chairman of the Board of Directors:* - Thomson SA - Orange *Director:* - Schneider Electric - Thomson Multimedia *Member of the Supervisory Board:* - AXA
Guy BURTON, 56 Belgian Director since 2001 Holds 2,000 Dexia shares	2003-2007	*Chief Executive Officer and Chairman of the Management Board,* Ethias	*Chairman of the Board of Directors:* - Union des associations d'assurance mutuelle - Naviga – Mauretus SA - Network Research Belgium - Incotech - Ame Life Lux
Elio DI RUPO, 53 Belgian Director since 2004 Holds no Dexia shares	2004-2005	*Chairman of the Parti Socialiste* (Belgium)	*Burgomaster of the city of Mons (Belgium).* *Lecturer at the Université de Mons-Hainaut* *Member of the European Socialist Party's Presidium* *Vice President of the Socialist International*
Anne-Marie IDRAC, 53 French Independent director Director since 2004 Holds no Dexia shares	2004-2008	*Chairwoman and Chief Executive Officer,* RATP	*Chairwoman of the Mouvement Européen – France*
Denis KESSLER, 52 French *Member of the Strategy Committee* *Member of the Appointments Committee* (until January 11, 2005) Independent director Director since 1999 Holds 15,285 Dexia shares	2000-2006	*Chairman and Chief Executive Officer,* SCOR Group	*President:* - SCOR Life US Reinsurance (USA) - SCOR Reinsurance Company (USA) - SCOR US Corporation (USA) *Director:* - BNP Paribas SA - Bolloré Investissement SA - Dassault Aviation - Cogedim - AMVESCAP Plc

Name, age, nationality, committees, shareholding in Dexia	Term	Primary position	Other positions
André LEVY-LANG, 67 French *President of the Appointments Committee* *Member of the Strategy Committee* (until January 11,2005) Independent director Director since 2000 Holds 38,000 Dexia shares	2000-2006	*Associate Professor [émérite],* Université Paris-Dauphine	*Director:* - Schlumberger - AGF - Institut Europlace de Finance - SCOR - Hôpital Américain de Paris
Francis MAYER, 54 French *Member of the Appointments Committee* (as of January 11, 2005) and *the Strategy Committee* (as of January 11, 2005) Director since 2003 Holds no Dexia shares	2004-2008	*Chief Executive Officer,* Caisse des Dépôts et Consignations	*Member of the Supervisory Board:* - CNP Assurances *Vice Chairman and member of the Supervisory Board:* - CNCEP *Director:* - VEOLIA Environnement - Casino Guichard-Perrachon - Accor
Roberto MAZZOTTA, 64 Italian Independent director Director since 2001 Holds no Dexia shares	2002-2006	*Chairman,* Banca Popolare di Milano	*Vice Chairman of the Board of Directors:* - Associazione Bancaria Italiana *Director:* - Associazione Nazionale Banche Popolari
Jan RENDERS, 55 Belgian Director since 2003 Holds no Dexia shares	2004-2008	*Chairman* of ACW	*Chairman of the Board of Directors:* - HIVA - Arcopar - Arcofin *Member of the Board of Directors:* - IDEWE - IBEVE
Gaston SCHWERTZER, 72 Luxembourg Independent director Director since 1999 Holds 33,660 Dexia shares	2000-2006	*Doctor of law, company director*	*Chairman of the Board of Directors:* - Luxempart and Luxempart Energie - Sichel - Presta-Gaz - Le Foyer, Patrimonium et Associés - Energus *Managing Director:* - Audiolux *Director:* - S.E.S. Global - Société électrique de l'Our - Foyer Finance - Dexia BIL
Anne-Claire TAITTINGER, 55 French *Member of the Compensation Committee* (as of February 5, 2004) *Member of the Audit Committee* (until March 6, 2004) Independent director Director since 2001 Holds 1,000 Dexia shares	2001-2007	*Chairwoman of the Management Board,* Groupe Taittinger *Chief Executive Officer,* Société du Louvre - Groupe du Louvre	*Chairwoman of the Board of Directors:* - Baccarat *Chairwoman:* - Société Immobilière de la Tour La Fayette *Permanent representative of Groupe Taittinger to Taittinger CCVC*
Marc TINANT, 50 Belgian *Member of the Audit Committee* Director since 2001 Holds 100 Dexia shares	2002-2006	*Member of the Management Board,* Arcofin	*Director and member of the Management Board:* - Arcoplus - Auxipar - Arcopar *Chief Executive Officer and Vice Chairman of the Board of Directors:* - EPC *Director:* - Retail Estates (SICAFI listed in Brussels)
Sir Brian UNWIN, 69 British *Member of the Compensation Committee* Independent director Director since 2000 Holds no Dexia shares	2000-2006	*Chairman,* Assettrust Housing Limited	*Honorary Chairman:* - European Investment Bank *Chairman of the Board of Directors:* - European Center for Nature Conservation *Director:* - English National Opera Company - Federal Trust for Education and Research *Member of the Executive Council:* - Britain in Europe
Francis VERMEIREN, 68 Belgian *Member of the Strategy Committee* (as of January 11, 2005) *and of the Appointments Committee* (as of January 11, 2005) Director since 2004 Holds 1,700 Dexia shares	2004-2005	*Burgomaster of Zaventem* (Belgium)	
OBSERVER: *Frank Beke, 58* Belgian Observer since 2001 Holds 1,400 Dexia shares	2002-2006	*Burgomaster of Ghent (Belgium)*	

1 Article 2 of the law of August 6, 1931 (M.B. August 14, 1931) forbids ministers, former ministers and State Ministers, as well as members and former members of Legislative Assemblees to mention their status as such in acts and publications of profit-making companies.

Responsibilities of the Board of Directors

The Board of Directors of Dexia SA determines the strategic objectives and the general policy of both the parent company and the Group. It oversees and sets guidelines for management. The Board of Directors appoints the members of the Management Board, approves the measures required to achieve the strategic objectives it defines, monitors implementation of the company's management and control programs, and reports to shareholders.

Operation of the Board of Directors

Internal rules of the Board of Directors

Since the creation of Dexia SA in 1999, the Board of Directors has operated according to a code of internal rules (hereinafter the "Regulations"). Amended on several occasions, the Regulations codify a set of rules and recommendations designed to guarantee the full exercise of power by the Board of Directors and to optimize the contribution of each member of the Board.

The Regulations define the rights and obligations of the members of the Board of Dexia SA in the exercise of their duties, operating and evaluation guidelines, relations with the Management Board, and the organization and operation of the Board's specialized committees (see below), as well as a procedure to prevent and settle conflicts of interests.

Directors' rights specified in the Regulations include the right of all directors to receive all the information required to satisfactorily carry out their duties, in particular information concerning strategy.

On the subject of directors' duties, the Regulations impose a series of rules designed to guarantee the independence of Board members. They must act in the company's interests, deemed to be the interests of the shareholders as a whole, and those of the company's and the Group's customers and employees. Directors must generally ensure that they serve the Board completely independently of the interests of all parties outside the company. Directors also undertake to participate actively in the work of the Board and its specialized committees to which they belong, for which the first condition is regular attendance at meetings. They are requested to attend at least three-fourths of the meetings.

In a further measure designed to guarantee independent action of the Board, and in accordance with regulations concerning insider trading, the Regulations also impose a series of strict rules designed (i) to ensure complete transparency of trading of Dexia shares, by requiring directors to make regular formal declarations to the Chief Compliance Officer, and (ii) to prohibit certain types of transactions, even all transactions during specified periods, unless approved by the Chief Compliance Officer.

Furthermore, the Regulations establish rules concerning membership, operation and responsibilities of the specialized committees composed of members of the Board of Directors and acting under its authority. These rules are specified below for each specialized committee.

The Regulations also stipulate that when they have to approve issues related to the strategy or the general policy of the Group, the Board of Directors and the Strategy Committee may consider any question, but they are required to obtain the prior – but non-binding – opinion of the Management Board.

Finally, the Regulations provide for a detailed procedure that will be applied when a director has, directly or indirectly, an adverse interest in a decision or operation to be decided by the Board of Directors.

Activity and operation of the Board of Directors in financial year 2004

- The Board of Directors met seven times in 2004. The directors' attendance rate at Board meetings was 81.7%.

- Besides the statutory appointments, the main issues examined by the Board of Directors were as follows:

- discussion and approval of the 2003 company and consolidated financial statements and a review of the Group's business results for the 2003 financial year;
- discussion and approval of the Group's financial statements as of March 31, June 30, and September 30, 2004 and a review of the Group's business results for the same periods;
- discussion and approval of the Dexia Group's budget for 2004;
- analysis of the Dexia Group's strategic goals;
- study the project of union with San Paolo IMI;
- discussion and approval of the audit program for 2004;
- the report from the Chairman of the Board of Dexia SA concerning the operations of the Board and the internal controls for the Group;
- discussion following the self-assessment of the Board of Directors;
- discussion and reading of the internal audit report and the report on risk assessment and monitoring in 2003;
- periodic reports of the Audit Committee;
- discussion and approval of the independence criteria for Board members, and the procedure for classifying directors as "independent directors";
- monitoring the Dexia Bank Nederland operation;
- the acquisition of FMS Hoche;
- the sale of Kempen & Co;
- the sale of Société Monégasque de Banque Privée (SMBP);
- the development of the first business in Japan and Mexico;
- Dexia's position vis-à-vis the defence/weapons sector;

- employee shareholding plan (for Company and Group employees) and the Stock Option Plan for 2004;
- reports from the Strategy, Compensation and Appointments Committees;
- strategy and handling of treasury shares;
- changes to the audit charter;
- calling and setting the agenda for and the proposed resolutions to be submitted to the Ordinary and Extraordinary Shareholders' Meetings.

- The Chief Executive Officer, who is also Chairman of the Management Board, abstained from the deliberations of the Board of Directors related to his own remuneration and retirement plan.

- Each quarter, the Chief Executive Officer of Dexia SA provides a report to the members of the Board of Directors on the activities of the different entities and their subsidiaries. This report focuses on the Group's four key business lines and gives a detailed picture of Dexia's position in each of these segments.

- Between two meetings of the Board of Directors, the Chief Executive Officer also sends an information letter to the directors describing the major events in the life of the Dexia Group.

Self-assessment

The Board of Directors of Dexia SA conducted a self-assessment in 2004.

Overall, the 87% satisfaction rate expressed by members of the Board in the questions asked may be considered very satisfactory. The general rate of satisfaction on the operations of the Board was better in 2004 than in 2003 (82%).

Directors' compensation

In 2002, Dexia SA's Ordinary Shareholders' Meeting approved a resolution to grant a maximum annual directors' remuneration of EUR 700,000. This Meeting also authorized the Board to determine the practical procedures and individual allocation of this remuneration.

At its meeting on May 23, 2002, the Board of Directors decided to grant each director a fixed compensation of EUR 20,000 (EUR 5,000 per quarter), and directors' fees (variable compensation) of EUR 2,000 per Board meeting or specialized committee meeting.

Directors who have been in office for less than one full year shall earn a proportion of this fixed fee based on the number of quarters during which they have effectively been in office.

The Chairman of the Board of Directors does not receive any compensation for his position as director. However, at its meeting on March 13, 2000, the Compensation Committee proposed a fixed annual fee to the Chairman, for the full period of his term, as well as options granted annually. This proposition, which was approved by the Board of Directors on March 14, 2000, was taken in view of the pre-eminent role played by the current Chairman of the Board of Directors in promoting and representing the Group.

The Chief Executive Officer does not receive any fee for his position as director. However, he is remunerated for his responsibilities as Chief Executive Officer and Chairman of the Management Board (see hereafter).

SPECIALIZED COMMITTEES CREATED BY THE BOARD OF DIRECTORS

The Board of Directors of Dexia SA has established four specialized Board committees (Strategy Committee, Audit Committee, Compensation Committee and Appointments Committee). These committees have an advisory role enabling the Board of Directors to take full advantage of individual members' expertise by allocating specific functions to each member.

Strategy Committee

Membership

The Strategy Committee is composed of six directors, including the Chairman and the Chief Executive Officer. The attendance rate of the directors concerned was 92.9% in 2004.

Committee members: François Narmon *(Chairman of the Board of Directors)*, Pierre Richard *(Chief Executive Officer)*, Denis Kessler, *(independent director)*, André Levy-Lang *(independent director)*, Rik Branson, Karel De Gucht *(member of the Strategy Committee until November 29, 2004)*. Francis Mayer and Francis Vermeiren joined the Strategy Committee on January 11, 2005, the date André Levy-Lang left this committee.

Responsibilities

The Strategy Committee meets to assess the strategic position of the Dexia Group in view of developments in its markets and trading environment and its medium-term growth strategies. The Chief Executive Officer also has the power to convene a meeting of the Strategy Committee at any time to enable the members to study sensitive matters before they are put to the Board of Directors.

Activities in 2004

In 2004, the Strategy Committee met seven times (February 3, April 27, July 1, October 27, November 10, November 16 and November 24, 2004) to consider the following issues:

- the 2004 budget;
- the 2004-2006 financial plan;
- analysis of the strategic goals of the Dexia Group;
- study of project of union with San Paolo IMI.

Audit Committee

Membership

The Audit Committee is composed of three directors: Gilles Benoist *(independent director and chairman of the committee)*, Marc Tinant and Eric André. The attendance rate of the directors on this committee was 84.6% in 2004.

Responsibilities

The role of the Audit Committee is to review the draft annual, quarterly, corporate and consolidated financial statements of the Group to verify the conditions under which they were established and to ensure the relevance and continuity of the accounting principles and methods applied, and to monitor the performance of the internal audit system established by the Management Board, particularly the system to manage the risks to which the Group is exposed as a result of its activities.

The Audit Committee has free access to the statutory auditors, the Group Auditor and the Chief Compliance Officer. It also informs the Chief Executive Officer of any such contacts.

In the context of its responsibilities, the Audit Committee:

- reads and analyzes financial information and accounting procedures and, in particular:
  - reviews the conclusions, comments and recommendations of the statutory auditors; it may suggest further work if deemed appropriate;
  - reviews the quarterly and annual financial statements prior to approval by the Board of Directors and publication;
  - gives an opinion on the appointment of statutory auditors.
- ensures that proper control and risk management procedures are in place and applied in respect of:
  - credit risks;
  - market risks;
  - operational risks.

  For this purpose, the Audit Committee may request to be notified of conclusions of internal audits;
- may also recommend additional audits;
- ensures that sufficient resources are available to the internal audit and compliance departments;
- ensures that rules issued by market authorities are properly implemented;
- is consulted regarding the rules of ethics in force within the Group.

The Audit Committee meets at least four times a year. Three of these meetings take place prior to the Board of Directors' meetings called to approve the annual and quarterly financial statements. The Committee may meet at the request of one of its members, or the Chairman of the Board of Directors. It reports the results of its work and its comments to the Board of Directors.

Activities in 2004

In 2004, the Audit Committee met on February 27, May 7, August 30, and December 16, to review the following issues:

- a review of the financial statements and the results of the Group as of December 31, 2003, March 31, 2004, June 30, 2004 and September 30, 2004;
- the report of the Chairman of the Board on the work of the Board of Directors and internal audits (required by the French law on financial security);
- the annual report on the status of the Group's internal controls;
- the half-year reports on the internal audit activities in the entities of the Group;
- the half-year reports from Risk Management Group on risk assessment and monitoring;
- the integrity policy of the Dexia Group;
- the draft of the internal regulations of the Audit Committee;
- changes in the methodology for preparing audit reports and implementing recommendations;
- the 2004-2008 multi-year audit plan and the 2004 and 2005 annual audit plans;
- the results of the various audit missions such as those devoted to the IFRS and Basel II projects;
- follow-up for the Legiolease and Lernout&Hauspie cases;
- follow-up on the action plans for the banking entities of the Group in New York and reports from the regulators.

Compensation Committee

Membership

The Compensation Committee is composed of three non-executive Group directors: Anne-Claire Taittinger *(independent director)*, Sir Brian Unwin *(independent director)*, François Narmon *(Chairman of the Board of Directors)*. The attendance rate of directors at meetings of the Compensation Committee was 100% in 2004.

Responsibilities

The responsibilities of the Committee include:

- the determination of the compensation criteria for the Chairman of the Board, the Chief Executive Officer and, based on the Chief Executive Officer's recommendation, the compensation of the members of the Management Board;
- the granting of stock options in application of the general principles defined by the Board of Directors;
- the policies for compensation paid to directors and allocation of compensation;
- the compensation policy and the policy to develop the loyalty of the members of the management boards of the principal subsidiaries, as well as the employee shareholding policy;
- the compensation policy for executive managers of the Group (including insurance and pension benefits) and compliance of the policy with the general principles established by the management bodies.

Activities in 2004

The Compensation Committee meets at least once a year prior to the date of the Board of Directors' meeting convened to approve the annual financial statements. It may also be convened at the request of the Chairman of the Board of Directors or two of its members.

It reports to the next meeting of the Board of Directors concerning the results of its work and its meetings. On request, it provides copies of the minutes of its meetings to the Board of Directors.

In 2004, the Compensation Committee held three meetings: on February 5, May 11, and November 15. The following subjects were discussed:

- comparative analysis of the systems in effect in European groups for calculating variable compensation and bonuses;
- annual survey on compensation levels for members of the Management Board (European benchmark outside the UK);
- compensation policy for the major international subsidiaries;
- internal and external benchmarks for supplemental pension schemes and adaptation of the terms of the supplemental pension contract for the French members of the Management Board;
- determination of the general conditions of the global shareholding plan reserved for employees, and the 2004 stock option plan;
- general principles governing director compensation.

Appointments Committee

Membership

The Appointments Committee is composed of six directors including the Chairman of the Board of Directors, the Chief Executive Officer. It is chaired by an independent director. The attendance rate of the directors on this committee was 100% in 2004.

Members were as follows: André Levy-Lang *(Chairman of the Committee, independent director)*, François Narmon *(Chairman of the Board of Directors)*, Pierre Richard *(Chief Executive Officer)*, Denis Kessler *(independent director)*, Rik Branson, Karel De Gucht *(member of the Appointments Committee until November 29, 2004)*. Francis Mayer and Francis Vermeiren joined the Appointments Committee on January 11, 2005, the date Denis Kessler left the committee.

Responsibilities

The Appointments Committee prepares decisions of the Board of Directors relating to:

- appointments and renewals of terms of office proposed by the Board to the Ordinary Shareholders' Meeting, and recommendations for the co-opting of directors to the Board of Directors;
- appointment of members of the specialized committees of the Board of Directors;
- appointment or renewal of the term of office of the Chief Executive Officer;
- appointment or renewal of the term of office of the Chairman of the Board;
- recommendations of the Chief Executive Officer concerning the membership of the Management Board;
- changes to the internal regulations of the Board;
- organization of the annual self-assessment of the Board of Directors;
- classification of "independent" directors and monitoring good governance rules in this area.

For these purposes, the Committee is responsible for monitoring procedures adopted by major listed companies in terms of membership and operations of boards of directors. The Committee nominates one of its members to ensure proper completion of the Board's self-assessment.

The Committee may receive from any source suggestions for potential directors of Dexia SA. All potential appointments must be reviewed by the Committee before an approach is made to the person in question and before his/her name is submitted to the Board of Directors.

Activities in 2004

The Appointments Committee meets at least once a year prior to the Board of Directors' meeting called to prepare the resolutions to be submitted to the Ordinary Shareholders' Meeting and, during the year, on a justified request from one of its members.

The Appointments Committee met three times in 2004 on March 3, September 29, and December 22. Topics discussed included the following:

- the membership of the Board of Directors;
- the membership of the specialized committees;
- the independence criteria that may be applied to directors (see above).

MANAGEMENT BOARD

Membership

The Management Board is composed of a maximum of eight members who are appointed and removed from office by the Board of Directors acting on the recommendation of the Chief Executive Officer. The age limit is 65.

Responsibilities

In accordance with the strategic objectives and general policy guidelines defined by the Board of Directors, the Management Board runs the parent company and the Group and oversees the different business lines. To this end, each member of the Management Board is invested with operating responsibilities within the company or Group entities (by business, activity or function). The Management Board is chaired by the Chief Executive Officer, whom the Board of Directors entrusts with the daily management of the company and implementation of decisions taken by the Board of Directors. Central functions (e.g. audit, human resources, risk management, communications and investor relations, legal and tax departments and strategic planning) support the Management Board and its Chairman in their role of integration and management of the Group.

Operation

Since the creation of Dexia SA in 1999, the Management Board has operated according to a set of internal rules (hereinafter the "Regulations"). Amended on several occasions, these Regulations define its role and mode of operation. The collegial decision-making process, the Board's powers and certain rules governing the status of members are also subject to specific provisions in the protocol on the prudential structure of the Dexia Group signed with the Belgian Banking, Financial and Insurance Commission.

In addition to rules governing the membership of the Management Board (see above), the Regulations include the following rules:

- *Powers of the Management Board*

  The Regulations first define the powers of the Management Board in its dealings with the Board of Directors. The Management Board must formulate a preliminary opinion regarding any proposals debated by the Board of Directors or the Strategy Committee in terms of strategy or general policy of the Group. It may make recommendations to the Board of Directors through the Chief Executive Officer. If the Chief Executive Officer takes part in discussions by the Board of Directors or its specialist committees, for which the Management Board has an acknowledged right of opinion or initiative, the Chief Executive Officer presents to and defends with the Board of Directors the points of view previously debated by the Management Board.

  With respect to the role of each member of the Management Board, the Regulations specify that they have personal operational responsibilities by business line or function. In accordance with the defined strategy, each member of the Management Board is responsible for setting policies for the business line or function that he/she manages or coordinates, which is carried out together with the manager in each subsidiary of the corresponding business line or function. As part of their operational responsibilities, members of the Management Board ensure that decisions adopted by the Management Board are implemented by the companies of the Group.

- *Decision-making*

  The Management Board operates in a collegial manner and its decisions result from a consensus of its members. It assumes joint responsibility for such decisions. If applicable, the Chairman of the Management Board may, on his own initiative or on request from two other members, submit the issue under debate to a vote. Resolutions are adopted by a majority vote of all members present or represented. In the event of a tie vote, the Chairman shall cast the deciding vote.

MANAGEMENT ORGANIZATION FROM 2004 TO 2005


P. Richard
Group Chief Executive Officer
J. Guerber
Public/Project Finance and Credit Enhancement
M. Hoffmann
Investment Management Services becomes Investment Management and Insurance Services (IMIS)
D. Bruneel
R. von Lowis
Group Chief Financial Officer
C. Piret
Group Chief Operations and Technology Officer



© Michel Labelle, 2004

From left to right: Claude Piret, Jacques Guerber, Axel Miller, Pierre Richard, Rembert von Lowis, Marc Hoffmann, Dirk Bruneel.

MANAGEMENT BOARD AS OF JANUARY 1, 2005

Chairman

Pierre RICHARD	*Group Chief Executive Officer* *Chairman of the Supervisory Board of Dexia Crédit Local* *Vice Chairman of the Board of Directors of Dexia Bank Belgium* *Vice Chairman of the Board of Directors of Dexia Banque Internationale à Luxembourg* *Vice Chairman of the Board of Directors of Financial Security Assurance (FSA)*

Members

Rembert von LOWIS	*Group Chief Financial Officer* *Vice Chairman of the Supervisory Board of Dexia Crédit Local* *Director of Financial Security Assurance (FSA)*
Jacques GUERBER	*Group Head of Public/Project Finance and Credit Enhancement* *Chairman of the Management Board of Dexia Crédit Local* *Director of Financial Security Assurance (FSA)*
Marc HOFFMANN	*Group Head of Investment Management and Insurance Services* *Chairman of the Management Board of Dexia Banque Internationale à Luxembourg*
Axel MILLER	*Group Head of Personal Financial Services* *Chairman of the Management Board of Dexia Bank Belgium*
Dirk BRUNEEL	*Group Head of Treasury and Financial Markets* *Chairman of the Management Board of Dexia Bank Nederland* *Director of Financial Security Assurance (FSA)*
Claude PIRET	*Group Chief Operations & Technology Officer* *Member of the Supervisory Board of Dexia Crédit Local*

- *Meetings*

  Management Board meetings are convened by its Chairman, in principle once a week on Wednesday, or otherwise on a date fixed at the preceding meeting. If necessary, meetings can be convened at any time by the Chairman or if two or more members so desire. Each member may be represented, but one member may not represent more than one person. Each member should have sufficient information on the issues specified by the Chairman in the meeting agenda and, if possible, a file. The secretary at each meeting is the Secretary-General of the Group or any other person nominated by the Chairman. A statement of resolutions is prepared and signed by the Chairman.

- The Regulations also specify the basic principles for compensation of the members of the Management Board (see 3.4.1 below).

Compensation

The compensation of the members of the Management Board is set by the Board of Directors of Dexia SA on the recommendation of the Compensation Committee.

Since 2000, the compensation of the members of the Management Board has been the subject of a study conducted by the Compensation Committee with the assistance of a specialized consultant (Towers Perrin). The conclusions of this report were discussed in the Compensation Committee, which then submitted its proposals to the Board of Directors. The Board adopted them in February 2004. The Compensation Committee also assigned a study to the outside consultant to support its analysis of the methods for calculating the variable portion.

The amount of the fixed compensation is set on the basis of the type and importance of the responsibilities performed by each member, with reference to the market for comparable positions.

The variable portion is capped at equal to the fixed compensation for the members of the Management Board and at 1.5 times the fixed portion for the Chief Executive Officer. It is based on the criterion of the Group's performance, in this case earnings per share, measured through net earnings per share in absolute level and in terms of the change between 2003 and 2004. Elements related to the specific contribution made by members of the Management Board to the growth of their activity and compliance with specific objectives are also used and can increase or decrease the variable portion of their compensation within a limit of 20%.

The total annual compensation paid in 2004 to the Chief Executive Officer was EUR 1,745,000 gross. The fixed part of the compensation was EUR 825,000, and the variable portion was EUR 920,000. In 2003, the Chief Executive Officer received total gross compensation of EUR 1,410,000, including a total variable portion of EUR 625,000.

The total gross compensation paid in 2004 to the seven members of the Management Board was EUR 7,092,000.

As part of the 2004 stock option plan, all members of the Management Board received a total of 545,000 Dexia options, 120,000 of which were granted to the Chief Executive Officer. In total, this represents 5,5% of all granted options in 2004.

In addition to their general pension plans, the members of the Management Board benefit from specific supplemental pension plans determined on the basis of the various applicable national regulations [group insurance, Article 39].

REORGANIZATION OF THE GROUP AND THE BUSINESS EXECUTIVE COMMITTEES

The creation of Dexia in 1996 was the result of the merger of two banks, Crédit Communal de Belgique and Crédit local de France. This initiative anticipated the emergence of a single European financial market. Dexia Group was developed against an economic and political landscape successively marked by the implementation of the Single Market and the introduction of the euro.

The formation of one single Group was completed in 1999 at the time of the merger of Dexia Belgium and Dexia France.

At the end of 2003, Dexia SA took a new step in its integration process, when Dexia's Board of Directors approved the guiding principles and the strategies of a new managerial organization that took effect on January 1, 2004.

This new managerial organization is based on four principles:

1) The Management Board of Dexia SA plays a central role in the direction of the Group and its four business lines.
2) The managerial organization of the Group was organized until December 31, 2004 around four business lines: "Public/Project Finance and Credit Enhancement", "Retail Financial Services", "Investment Management Services", and "Treasury and Financial Markets". This restructuring included the creation of four business executive committees chaired by heads of the respective business, who are also members of the Dexia Management Board. These executive committees are composed

of the principal representatives of the business lines in the operational units. In addition to certain responsibilities for managing human resources, these executive committees are responsible for initiating the business strategy, defining annual objectives and monitoring results.

3) The management boards of the three major entities that founded the Group (Dexia Bank, Dexia Crédit Local and Dexia BIL) are organized as mirror images of the Management Board of Dexia SA, to allow effective and direct collaboration between the executives of the entities and the Group, both for the business lines and for financial and operational responsibilities (Chief Financial Officer and Chief Operations & Technology Officer).

4) To provide better service to Dexia's two markets, local public institutions and the personal sector, the Group's new managerial organization has redefined the scope of certain business lines. Planned in two phases, starting respectively on January 1, 2004 and January 1, 2005, this new organization is now operational. Since January 1, 2004, equity-related services are part of Treasury and Financial Markets. Since January 1, 2005, the private banking activities are in "Personal Financial Services", and the insurance production platforms are part of "Investment Management and Insurance Services" (see figure on page 7).

THE DEXIA GROUP TEAMS

On an operational level, the Management Board relies on some fifteen teams totalling nearly 180 senior employees in Brussels and Paris. These teams work transversally throughout the Group. Their mission is to direct and monitor the vital functions of the Group:

- Group CEO's office
- Secretary-General/Legal & Tax Matters
- Sustainable Development
- Internal Audit
- Compliance
- Strategic Planning and Management Information
- Group Risk Management
- Investor Relations
- External Communication
- Mergers and Acquisitions
- Group Consolidation & IRFS Project
- Basel II Project
- Operations & Technology
- Treasury and Financial Markets
- Human Resources & Internal Communications

AUDIT AND COMPLIANCE

INTERNAL AUDIT

Dexia has a homogeneous internal audit function that complies with the highest standards. The mission of this function is to promote internal control within the Group and to ensure continuous performance and effective application of the control system in force.

This requirement is consistent with the Group's desire to ensure that the protection of its reputation and the efficiency and integrity of its structures are priority values.

In this context, the internal audit team evaluates whether the risks incurred by Dexia in its activities and in all its entities are identified, analyzed, and adequately covered. The internal audit team must also ensure continuous improvement in the operations of the Group.

Organization

The internal audit organization is based on three fundamental principles:

- The strategy, requirement level and operating rules for the internal audit are set by the Management Board and approved by the Audit Committee of Dexia SA;
- Internal Audit's responsibilities are performed by a network of audit departments that conducting their missions under the direction of the Group Auditor, who reports directly to the Chief Executive Officer. The Group Auditor has direct access to the Audit Committee to which he/she regularly reports on the internal audit operations within the Group. At the same time, both the Audit Committee and the Chairman of the Board may call on the Group Auditor to perform an audit;
- Each audit department in the subsidiaries is responsible for the performance of its mission to the Chairman of the Management Board of the entity in question and also reports functionally to the Group Auditor.

The Dexia Bank and Dexia Banque Internationale in Luxembourg audit departments have been strengthened according to their Management Boards decisions made at the end of 2003.

Assignments in 2004

During 2004, several significant "horizontal audits" involving auditors from both Dexia SA and the operating entities were completed.

Notably, horizontal audits were conducted: (i) on the internal model used to calculate regulatory requirements for the Group's market risks; (ii) on the monitoring of the implementation of the compliance organization and of the business continuity plans; and (iii) on the progress of the IFRS and Basel II projects.

Dexia SA's audit department also initiated audits on various matters, including, for example, analyzing its economic capital methodology, the operational steering functions and the coordination of the subsidiaries, and the organization of private banking.

Furthermore, each of the Group's four commercial business lines were subject to specific audits involving, in particular, credit, market, and operational risks. In the area of information systems, audits were performed at Dexia Bank in the framework of the merger process with Artesia BC and the systems' redesign.

The audits completed in 2004 gave rise to the establishment of various plans to correct weaknesses detected in the internal control system. Each action plan was approved by the Management Board of the entity concerned and is monitored on a regular basis in order to ensure that the recommendations developed are effectively implemented.

Methods

The global approach to risk, the common audit methodology, and the reporting and follow-up procedures established at the level of the parent company, all reviewed and completed in 2004, contribute to Dexia's effective internal control system. As such, the follow-up procedure to implement the recommendations, was modified with a differentiated approach based on priorities and is more qualitative than in the past.

Furthermore, in its continued effort to harmonize and improve the quality of their audit work, the auditors increasingly use common standard audit programs developed at Group level. These standard audit programs will be integrated into the audit tool tested in 2004 on some of the audits, and its use will be extended to the operating entities in 2005.

ETHICS AND COMPLIANCE[1]

Since its creation at the beginning of 2003, the ethics and compliance function has significantly expanded within the Dexia Group and enjoys broad autonomy of action. Composed of a team of specialists, the unit works in close cooperation with the ethics and compliance teams of each of the Group's three operational entities. Its role is, first, to harmonize the methodologies and procedures in every area of finance and insurance both nationally and internationally and, second, to analyze the risk of possible failure to meet ethical standards, or to comply with laws and regulations.

Ethical principles

Dexia's integrity policy is based on the following principles:

- the application of the same principles of ethics and conduct within all of Dexia's entities;
- compliance with both domestic and international laws and regulations;
- the promotion of a climate of transparency and confidence with customers, employees and shareholders;
- the definition of a policy to prevent fraud or any other misuse of assets, systems, information or procedures;
- continued integrity, particularly in conducting transactions or providing information to the markets.

Within the framework of fighting money laundering and the financing of terrorism, Dexia follows the highest international standards. More particularly, Dexia adheres to the recommendations published by FATF (the Financial Action Task Force on money laundering) and the Wolfsberg principles for private and correspondent banking. The establishment of joint tools for prevention, follow-up and monitoring reinforce these principles. In so doing, the Group deployed in 2004 new joint software (ERASE) to analyze transactions enhancing the efforts to fight money laundering and the financing of terrorism as well as a code of conduct specific to private banking activities that is applicable internationally.

Organization

The mission of the Chief Compliance Officer and the Compliance Officers is to ensure the effective application of the Group's rules of integrity. To succeed in this mission, they rely on two tools: first, the *Compliance Charter*, which defines the status and missions of the unit, as well as its organization, powers and responsibilities; and, second, the Group's *Code of business ethics*, approved by all Group entities, which defines the rules of conduct applicable to all employees. These ethical values and good ethical practices include in particular the prevention of insider trading and the standardization of transactions on Dexia shares by employees for their own account.

The principal Compliance Officers meet regularly with regulators and supervisory authorities in the various countries in which the Dexia Group operates, in order to identify and apply the best ethical practices.

1 "Ethics and Compliance" is an independent function that identifies, assesses, advises on, monitors and reports on compliance risk, i.e. the risk of legal or regulatory sanctions, financial loss, or loss to reputation a bank may suffer as a result of its failure to comply with all applicable laws, regulations, codes of conduct and standards of good practice.

BOARD OF AUDITORS

Composition

In accordance with Article 14 of the company's articles of association, the audit of the company's financial situation and annual financial statements is entrusted to one or more auditors who are appointed by the Ordinary Shareholders' Meeting for a maximum of three years on the recommendation of the Board of Directors.

Since 2000, a college of statutory auditors comprised of two audit firms has audited Dexia:

- PricewaterhouseCoopers SCCRL, an audit firm, represented by Robert Peirce, certified public accountant. This firm was appointed for a period of 3 years ending after the 2005 Ordinary Shareholders' Meeting. Renewal for another 3 years is on the agenda of the 2005 Ordinary Shareholders' Meeting.
- Mazars & Guérard SCCRL, an audit firm, represented by Xavier Doyen, a certified public accountant. This firm was reappointed by the Ordinary Shareholders' Meeting of May 14, 2003 for a period of three years, ending after the 2006 Ordinary Shareholders' Meeting.

Independence of the auditors

Since 2003, Dexia worked to apply and implement the provisions of the Belgian "Corporate Governance" law of August 2, 2002, designed to strengthen the independence of auditors, and the Royal Decree for implementation of April 4, 2003, which established a list of eight services that are incompatible with the legal audit mission of corporate auditors. Most of these provisions took effect on October 1, 2003. The essential provisions include a "cooling-off" period of two years after the end of an auditor's duties, during which an auditor may not perform any other function within a company for which he has audited the financial statements, rules designed to ensure a balance between audit and non-audit services ("ratio 1/1"), and a list of eight incompatible services. The law also sets forth new rules governing publication of auditor compensation.

Although Dexia SA is not subject to the legal restrictions in respect of "ratio 1/1" and without prejudice to the application of local rules, it has been decided to insure a close follow-up of the services invoiced by the auditors, for consulting missions other than those which fall within the scope of their legal mission to audit the financial statements.

DEXIA AND SUSTAINABLE DEVELOPMENT

After declaring itself, institutionally in 2002, "Dexia, the bank for sustainable development", the Dexia Group pursued in 2004 the implementation of an action plan, based on the principles of social and environmental responsibility.

SUSTAINABLE DEVELOPMENT AT THE HEART OF BUSINESS ACTIVITIES

For the fourth year in a row, Dexia has published a Sustainable Development report, as an appendix to its annual report, discussing and analyzing the main aspects of the bank's sustainable development policy (social and environmental reporting, societal impact, audits, compliance, risk management, etc.). This report particularly emphasizes aspects relating to social and environmental issues in the Group's businesses, as well as the principal commitments, initiatives, and concrete projects undertaken in 2004 [available on www.dexia.com].

Non-financial rating/stock market indices

- Dexia has been included among the major stock indices based on criteria of social and environmental responsibility:
  - ASPI Eurozone
  - FTSE4Good "Europe" and "Global"
  - Ethibel Sustainability Index "Europe" and "Global"
  - Dow Jones Sustainability Index "World"

- Various rating agencies have also updated Dexia's so-called "declarative" or "unsolicited" rating:

	Vigeo[1]	Innovest[2]	CoreRatings
Human resources	+		
Environment	+		Dexia received a "B" rating in 2003. Since 2004, the CoreRatings agency no longer allows companies to report so-called "declarative" ratings.
Customers and suppliers	+	AAA	
Corporate governance	=		
Community and civil society	+		
Human rights	+		
	min - -	min CCC	min D
	max ++	max AAA	max A

1 No bank on the panel of 40 banks received a ++ rating for "Human resources" and "Corporate governance" criteria.

2 Dexia is ranked 4th among a panel of 59 European banks.

- Finally, in February 2004, Storebrand awarded Dexia "Best in class" for its social and environmental performance, among 26 other businesses selected from a panel of 94 European banking establishments. In a benchmark study published by "Stock at Stake" in May 2004, Dexia is ranked 6th *ex-aequo* out of 21 selected banking establishments.

Guidelines and projects structuring business relations

- The Group had clear guidelines for financing development projects in adhering to the *Equator Principles* (EP) in 2003. In 2004, Dexia strengthened its application of the EP by putting in place a dedicated organization and procedure to implement its commitments and allow some fifty projects to be undertaken in 2004 (training sessions, regular follow-up procedures).

- Dexia also engaged in a dialogue within the Belgian Banking Association as well as with various NGOs to define its position in the area of the financing of controversial weapons. A global policy has been established for the bank's various sectors, specifically within the framework of project financing, and excluding the financing of anti-personnel mines.
- In late 2004, the Dexia Group prepared a draft *Code of ethics for supplier relations*, the purpose of which is to better integrate the principles of social and environmental responsibility in relations between the Group's entities and its suppliers. In the process of being adopted by the entire Group, this draft code is consistent with the Group's commitment to implement a policy of sustainable development, evidenced notably by the December 2002 signing of the *Global Compact*.
- In *Belgium*, Dexia Bank has developed a business plan in which actions – the strengthening of customer relations, good corporate governance and employee involvement – are promoted in terms of sustainable development. The strong points of the bank's commitment have been reinforced, including its commitment to cultural and humanitarian charitable activities, or measures taken to provide basic banking services for the disadvantaged. To this end, Dexia Bank has created a foundation, known as *Dexia Foundation Belgium*, the specific purpose of which is to consistently and over the long term reorganize charitable activities in Belgium. For several years, Dexia Bank has also been the only financial agency in the Belgian market to offer Public Centres for Social Welfare (CPAS) a set of financial products specifically tailored for citizens in difficulty. Through these various products, Dexia Bank anticipated the new Belgian legislative and regulatory framework of the Law of March 24, 2003, which came into force on September 1, 2003. In late 2004, Dexia Bank undertook an initiative to better communicate and develop with CPAS and social workers all the products in the range for the most disadvantaged. Finally, Dexia Bank launched the "Silver" initiative, which is aimed at raising the awareness of local policy makers to the consequences of the ageing population.
- In *Luxembourg*, in October 2004, Dexia BIL published its *Sustainability Report*, the purpose of which was to evaluate the bank's historic commitment within its environment (involvement/civil society, environmental preservation, human resources, quality of products and services). A summary of the various actions taken by the Bank in Luxembourg since 1856, this brochure aims to increase awareness of the issues in sustainable development.

SUSTAINABLE DEVELOPMENT AT THE HEART OF LOCAL PUBLIC FINANCE

Addressing the major issues of climatic change

Within the framework of its business focus, Dexia Crédit Local is highly active in the major challenge of reducing greenhouse gas emissions through various European initiatives.

- In *France*, an agreement protocol has been signed between Dexia, VEOLIA Environnement, its subsidiary Dalkia, and Caisse des Dépôts et Consignations, aimed at assisting local French communities to reduce their CO_2 emissions and benefit from the emissions quotas exchange as of January 1, 2005.
- In *Austria*, Kommunalkredit Public Consulting, a wholly-owned subsidiary of Kommunalkredit Austria, is assuming responsibility for the Austrian Joint Implementation and Clean Development Mechanism, a new climate protection program implemented by the Austrian government aimed at gradually reducing CO_2 emissions by 35 million tons.
- In *Slovakia*, Dexia banka Slovensko won a public tender from the Government of the Slovakian Republic concerning administration of the Slovakian national emissions quota register. Since January 1, 2005, Dexia banka Slovensko has been fully operational for managing the Slovakian register.
- In 2004, Dexia Crédit Local pursued development of the *Dexia FondElec Energy Efficiency & Emissions Reduction Fund*, created with the EBRD with a view to financing, over a ten-year period, a reduction in the consumption of energy and greenhouse gas emissions in *Central and Eastern Europe*.

Significant activities relating to project financing

Internationally, Dexia has real expertise and legitimacy in financing projects specifically related to the environment, which may take the form either of direct financing for local communities, or financing public-private partnerships (PPP). Teams have been mobilized through multiple projects focusing on the various challenges of sustainable development in all areas (energy, waste, transportation, water, education, etc.). Out of over EUR 34.4 billion in new financing awarded by Dexia in 2004 to the public sector (excluding Germany), EUR 6.4 billion have been allocated in the form of structured financing.

- As an example, in 2004, Dexia confirmed its lead position in renewable energy financing, specifically with 12 wind farms completed in 4 countries (Spain, the United States, Italy, and the United Kingdom). Also in Spain, Dexia successfully completed financing of the first waste treatment and incineration center that produces electricity (10MW capacity) for the needs of the Cantabria region, which also produces bio ethanol from biomass (cogeneration capacity of 25MW). After syndicating the bank debt in 2004, Dexia Crédit Local provided loans on its own account, totalling nearly EUR 250 million for all these projects.

- For the second year in a row, in January 2005, Dexia was named, "Renewable Energy Bank of the Year 2004", by the *Infrastructure Journal*, due recognition for the work of its multinational teams specializing in energy.

Facilitating access to essential services

Dexia Crédit Local participates in an international work group and supports various initiatives aimed at lending a supra-national scope to the guarantee of access to essential services, the principles of which were presented at the 2002 World Sustainable Development Summit at Johannesburg and upheld, in France, in the local public services charter prepared at the initiative of the *Institut de la Gestion Déléguée*.

Within this framework, Dexia Crédit Local participated in the Barcelona World Urban Forum in September 2004 and developed a partnership with CIFAL (International Training Centres for Local Authorities), an agency created under the aegis of the United Nations, with the first training session to be held in Plock, Poland, in the second half of 2004, for regional officials of Central and Eastern Europe. The chief objective of this project is to create the conditions for sustainable urban development and to improve access to essential services within a context of increased responsibility by the local authorities.

Effective social engineering dedicated to local public policy makers

In *France*, for example, Dexia Crédit Local is offering various social engineering products and services to underpin programs of general interest to local public policy makers.

- Thus, housing agencies are largely involved in the issue of sustainable development, specifically through strengthening relations with tenants, improving construction quality, and the goal of adapting their housing stock. Greater social diversity in neighborhoods and access to housing are important components of sustainable development. In October 2004, Dexia Crédit Local and Crédit Immobilier de France entered into a partnership intended to offer an innovative rental/mortgage loan, a global financing solution that would allow households of modest income to own a property with or without personal funding.
- Dexia Crédit Local distributes various Dexia Epargne Pension insurance and social engineering products and services through local public sector clients. Thus, over 200 housing agencies, semi-public companies, and other local sector and social economy agencies have entered into retirement agreements, corporate savings schemes, time savings accounts, or end-of-career severance agreements. Dexia Crédit Local and Dexia Epargne Pension were awarded the national initiative launched by the AFPA (French association for professional training for adults) to outsource management of its commitments totalling EUR 130 million. A pioneer in innovation, in 2004 Dexia Epargne Pension created "Diverséo", the first PERP (Peoples Retirement Savings Plan) with a diversified euro fund; this fund is also based on socially responsible investment ("SRI") principles.
- Several years ago, Dexia Sofaxis, a broker specializing in covering statutory risk, undertook a global initiative to prevent professional risks and improve services rendered to the public. Within the framework of its scope of action, Dexia Sofaxis intends to continue its support to combat absenteeism and promote productive attendance levels by engaging in technical and methodological monitoring consistent with the needs of local communities. The *Repère* [landmark] program offers individual psychological support for people experiencing professional and/or personal difficulties.

Monitoring changes in the local sector

As a major partner of local communities, Dexia assists all local decision-makers in Europe in monitoring issues in local policies and applies its strengths in terms of financial expertise. Its advisory activities in 2004 were particularly varied, because of the significant political and legislative events which have contributed to remodelling the local sector in Europe over the last two years.

- Most of the Group's entities are assisting local communities in their decisions following the example of Dexia banka Slovensko, which in May 2004 held its fifth annual conference for municipalities on the theme of community equipment financing after Slovakia's entry into the European Union. In *Italy* as well, in December 2004, Dexia Crediop supported an agreement on social financing organized by the city and province of Rimini.
- Expansion of the European Union has led to updating various sector and macroeconomic studies with a view to integrating data on the ten new member states for publication of the economics bulletin *Local Finance in the European Union*, and two works on local finance and local public enterprises in the 25 countries of the European Union.

Encouraging good practices and experimentation

Furthering its commitment, in 2004 Dexia supported the dissemination of best sustainable development practices to local authorities.

- In France in October 2004, the second "Sustainable Development Awards" ceremony was held at the National Assembly, simultaneously with the circulation of the *Practical Summary of Sustainable Development for Use by Local Communities*. This measure was aimed at recognizing notable efforts by local communities contributing to establishing sustainable development in the regions.
- For the first time, Dexia Crédit Local, in partnership with the BMJ CoreRatings agency, conducted a survey of 200 major French cities aimed at preparing and testing their "sustainable development profile" based on a benchmark of 31 indicators.

- In *Italy,* Dexia Crediop supported the production of a study on local communities and sustainable development by the "Inter-University Centre for the Study of Local and Regional Finances" at the Catholic University of Milan. This research resulted in implementation of an "observatory of local and sustainable development organizations". Dexia Crediop was also a partner in the "Italian Coordination of Local Agendas 21".

SUSTAINABLE DEVELOPMENT UNDERPINS STRONG GROWTH IN SRI FUNDS

Dexia Asset Management is a leading participant in the market for SRI (socially responsible investment) funds in Europe, in terms of both the extent of the range of funds offered, with 7 socially responsible "open" funds broken down into 19 categories covering all types of traditional assets distributed around Europe, and in terms of volumes under management. In 2004, SRI funds under management grew exponentially, increasing from EUR 1.5 billion in 2003 to EUR 7.9 billion as of December 31, 2004, spread as follows: EUR 2.1 billion corresponding to SRI products managed through a multidimensional extra-financial filter (respect for the environment, human resources, and civil society as a whole); and EUR 5.8 billion that include non-financial criteria of a single dimension (respect for labour rights, for example).

EMPLOYEE SHARE PLAN – MANAGEMENT COMPENSATION SCHEME

EMPLOYEE SHARE PLAN

Results of the fifth employee share plan

The Group started to issue shares for its staff in 2000. This was designed to strengthen the Dexia staff's sense of belonging to a socially unified group, to associate them to the strategy and growth, and to encourage the development of employee saving on preferential terms.

The 2004 employee share plan, like its four predecessors, was a success with staff subscriptions amounting to nearly EUR 100 million. It constitutes another step towards meaningful employee shareholding, building an essential foundation for the culture of the Group.

Out of 24,000 Group staff in some 25 countries, nearly 1 out of 2 chose to subscribe to the Dexia employee share plan. These participation rates bear witness to the increasingly strong sentiment of cohesion among Group staff.

After the close of the fifth employee share plan, the staff now holds 4.8% of all Dexia SA capital.

MANAGEMENT COMPENSATION SCHEME

In July 2004, Dexia set up a fifth stock option plan. This follows the pattern set in 2000, 2001, 2002 and 2003. The Plan is based on overall performance criteria, the grade of employees concerned, and their personal contribution to the Group. This plan applied to 1,230 (5%) of the Group's employees. A total of 10,000,000 stock options were granted. This is the same average number of options as granted in the previous three years: nearly 10,000 options per beneficiary.

Of the 10,000,000 options, 545,000 were granted to the seven members of the Dexia Management Board, including 120,000 options to its Chairman. As of December 31, 2004, the seven members of the Dexia Management Board have 2,624,500 options not yet exercised, including 840,000 options for the Chairman of the Management Board.

IFRS

Dexia will apply IFRS 2 (share-base payments) for its 2004 financial statements (which will be published in 2005). IFRS 2 requires an entity granting share-based payment to recognize related payment transactions with employees in its financial statements as an accounting charge.

III FINANCIAL REPORTING

III.1 FINANCIAL PERFORMANCE

EARNINGS PER SHARE (IN EUR)



1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
0.66
0.75
0.85
0.98
1.15
1.25
1.13
1.24
1.58
1996
1997
1998
1999
2000
2001
2002
2003
2004

COST-INCOME RATIO (%)



80
70
60
50
40
30
20
10
0
53.9
54.8
59.0
58.9
59.2
55.9
1999
2000
2001
2002
2003
2004

RETURN ON EQUITY (%)[1]



20
18
16
14
12
10
8
6
4
2
0
15.7
17.7
18.7
16.2
16.5
19.8
1999
2000
2001
2002
2003
2004

1 The ratio between the net income and the weighted average shareholders' equity (excluding GBRR and after income appropriation).

III.2 PRELIMINARY NOTES TO THE FINANCIAL STATEMENTS AND REPORT

Changes in scope of consolidation

The main changes taking place in 2004 concerned the sale of Kempen & Co in the Netherlands, effective from the second quarter of the year, and the sale of Société Monégasque de Banque Privée, effective as from December 1, 2004.

FMS Hoche, a specialist fund-administration company based in France, which was acquired in November 2004, will be fully consolidated in 2005.

Pro forma financial statements

The changes in scope of consolidation in 2004, as well as the main changes occurred in 2003 (sale of the minority stake in Landbouwkrediet Group NV, sale of the online brokerage activity of Alex in the Netherlands and takeover of the stake of the minority shareholders in Dexia Hypothekenbank Berlin), were taken into account to establish pro forma financial statements for 2003 and the first three quarters of 2004 so as to enable comparisons. In absolute amounts, the difference between reported and pro forma 2003 net income is EUR -27 million (revenues lower by EUR 61 million, and costs lower by EUR 39 million).

Reallocations within business lines

Minor transfers occurred between the business lines (e.g. transfer of the segment "Equity-Related Services" from Investment Management Services to Treasury and Financial Markets; identification of outstandings of Public/Project Finance at Dexia BIL – essentially loans to corporates – previously included in Retail Financial Services). The impact on the net income of each business line is not material. Nevertheless all business line financial data, annual and quarterly, have been restated.

III.3 ANALYSIS OF THE STATEMENT OF INCOME

NET INCOME

2004 has been a record year at Dexia in terms of earnings progression: net income stood at EUR 1,772 million, up 23.8% or EUR 341 million. In aggregate terms, the evolution stemmed from increasing revenues – despite a negative impact of the euro/dollar exchange rate –, and a good control of the cost base. This increase was also positively influenced by nonrecurring items amounting to a net EUR 159 million in 2004, against EUR 40 million in 2003, which are analyzed on page 34 of this report. Excluding such nonrecurring items, and on a pro forma basis, the net income progressed by 18.2% (19.2% at constant exchange rate), a very vigorous increase.

This marks a continuing strong operating performance – after a progression of 15.2% (18.5% at constant exchange rate) in 2003 – which has been experienced in all business lines of the Group, sometimes at very high rates: Public and Project Finance underlying earnings went up 14.2% (+17.9% at constant exchange rate); in Retail Financial Services they went up 24.8%; in Investment Management Services the progression was 32.0%; and in Treasury and Financial Markets, it was 9.0% (+12.4% at constant exchange rate).

REVENUES

For the whole year 2004

Total revenues amounted to EUR 5,392 million, up 4.5%, and up 5.6% on the underlying pro forma numbers. This stemmed from the very good operating performance, the nonrecurring revenues having amounted to only EUR 30 million. This year again, the progression of underlying revenues was curtailed by the evolution of the US dollar, which has substantially impacted the revenues of two business lines (EUR -52 million in Public/Project Finance, and EUR -12 million in Treasury and Financial Markets) conducting a part of their business in US dollars. This shortfall was only partly compensated by the positive results (EUR +41 million) of currency hedges, booked in Central Assets. At constant exchange rate, the progression of the underlying pro forma revenues was + 6.1%. All categories of revenues were up:

- ***Net interest and related income*** amounting to EUR 3,524 million, increased by 2.8%, and 2.6% on the underlying basis. The respective segment underlying contributions (analyzed later in this report) were positive in the first two business lines (respectively +7.5% and +6.6%)

STATEMENT OF INCOME (YEARLY)

in millions of EUR	2003	2004	*Evolution*	2003 pro forma	*Evolution pro forma* total	*Evolution pro forma* underlying
Revenues	**5,160**	**5,392**	**+4.5%**	**5,099**	**+5.7%**	**+5.6%**
- *net interest and related income*	*3,429*	*3,524*	*+2.8%*	*3,410*	*+3.4%*	*+2.6%*
- *net commissions and other income*	*992*	*1,076*	*+8.5%*	*947*	*+13.7%*	*+15.3%*
- *technical and financial margin of insurance activities*	*739*	*791*	*+7.1%*	*742*	*+6.6%*	*+6.6%*
Costs	**(3,056)**	**(3,012)**	**-1.4%**	**(3,017)**	**-0.1%**	**+1.6%**
Gross operating income	**2,104**	**2,380**	**+13.1%**	**2,082**	**+14.3%**	**+11.1%**
Cost of risk	(176)	(229)	+30.1%	(175)	+30.8%	-67.1%
Operating income	**1,929**	**2,151**	**+11.5%**	**1,908**	**+12.8%**	**+17.4%**
Net gains & recoveries on long-term investments	15	99	x 6.6	15	n.s.	n.s.
Net allocation to GBRR	7	0	n.s.	7	n.s.	n.s.
Amortization of goodwill	(131)	(44)	-66.6%	(131)	-66.6%	-40.1%
Corporate income tax	(362)	(420)	+16.1%	(376)	+11.9%	+27.3%
Income from equity-accounted companies	56	56	+0.8%	54	+4.6%	+18.0%
Net income before minority interests	**1,513**	**1,842**	**+21.7%**	**1,477**	**+24.7%**	**+17.0%**
Minority interests	82	70	-15.4%	73	-4.7%	-5.5%
Net income	**1,431**	**1,772**	**+23.8%**	**1,404**	**+26.2%**	**+18.2%**

STATEMENT OF INCOME (QUARTERLY)

in millions of EUR	Q4 2003	Q4 2004	*Evolution*	Q4 2003 pro forma	*Evolution pro forma* total	underlying
Revenues	1,271	1,337	+5.2%	1,255	+6.6%	+7.8%
- net interest and related income	*818*	*848*	*+3.7%*	*817*	*+3.8%*	*+2.3%*
- net commissions and other income	*280*	*280*	*n.s.*	*264*	*+6.2%*	*+16.4%*
- technical and financial margin of insurance activities	*173*	*209*	*+20.8%*	*174*	*+20.2%*	*+20.2%*
Costs	**(802)**	**(771)**	**-3.8%**	**(790)**	**-2.4%**	**-1.8%**
Gross operating income	**469**	**566**	**+20.7%**	**465**	**+21.8%**	**+23.7%**
Cost of risk	(56)	(205)	x 3.6	(56)	x 3.7	-59.6%
Operating income	**412**	**361**	**-12.5%**	**409**	**-11.7%**	**+35.0%**
Net gains & recoveries on long-term investments	17	52	x 3.1	17	x 3.1	n.s.
Net allocation to GBRR	0	1	n.s.	0	n.s.	n.s.
Amortization of goodwill	(90)	(8)	-91.3%	(90)	-91.3%	-39.4%
Corporate income tax	(9)	2	n.s.	(28)	n.s.	+79.2%
Income from equity-accounted companies	19	13	-29.6%	19	-28.3%	-7.6%
Net income before minority interests	**349**	**422**	**+20.8%**	**326**	**+29.5%**	**+28.2%**
Minority interests	22	16	-24.1%	22	-24.2%	-24.0%
Net income	**328**	**406**	**+23.8%**	**304**	**+33.4%**	**+32.1%**

STATEMENT OF INCOME: FROM REPORTED TO UNDERLYING[1] PRO FORMA[2]

in millions of EUR	Q4 2003	Q4 2004	*Evolution*	2003	2004	*Evolution*
Revenues	1,271	1,337	+5.2%	5,160	5,392	+4.5%
Changes in consolidation scope	*(16)*	*-*	*n.s.*	*(61)*	*-*	*n.s.*
Revenues pro forma	1,255	1,337	+6.6%	5,099	5,392	+5.7%
Nonrecurring items	*8*	*(7)*	*n.s.*	*20*	*30*	*n.s.*
Underlying revenues	1,247	1,344	+7.8%	5,079	5,362	+5.6%
of which						
net interest and related income	*811*	*830*	*+2.3%*	*3,382*	*3,470*	*+2.6%*
net commissions and other income	*262*	*305*	*+16.4%*	*955*	*1,101*	*+15.3%*
technical and financial margin of insurance activities	*174*	*209*	*+20.2%*	*742*	*791*	*+6.6%*
Costs	(802)	(771)	-3.8%	(3,056)	(3,012)	-1.4%
Changes in consolidation scope	*12*	*-*	*n.s.*	*39*	*-*	*n.s.*
Costs pro forma	(790)	(771)	-2.4%	(3,017)	(3,012)	-0.1%
Nonrecurring items	*(12)*	*(7)*	*n.s.*	*(49)*	*4*	*n.s.*
Underlying costs	(778)	(764)	-1.8%	(2,968)	(3,016)	+1.6%
Gross operating income pro forma	465	566	+21.8%	2,082	2,380	+14.3%
Nonrecurring items	*(4)*	*(14)*	*n.s.*	*(29)*	*34*	*n.s.*
Underlying gross operating income	469	580	+23.7%	2,111	2,346	+11.1%
Cost of risk pro forma	(56)	(205)	x 3.5	(175)	(229)	+30.8%
Nonrecurring items	*0*	*(182)*	*n.s.*	*(17)*	*(177)*	*x 9.3*
Underlying cost of risk	(56)	(23)	-59.6%	(158)	(52)	-67.1%
Operating income pro forma	409	361	-11.7%	1,908	2,151	+12.8%
Nonrecurring items	*(4)*	*(196)*	*n.s.*	*(46)*	*(143)*	*x 3.1*
Underlying operating income	413	557	+35.0%	1,954	2,294	+17.4%
Net income pro forma	304	406	+33.4%	1,404	1,772	+26.2%
Nonrecurring items	*10*	*17*	*x 1.7*	*40*	*159*	*x 4.0*
Underlying net income	294	388	+32.1%	1,364	1,613	+18.2%

1 i.e. excluding nonrecurring items.
2 Pro forma for 2003 and Q4 2003.

and in the opposite direction in IMS (-13.5%) under the effect of the decrease in loans outstandings at Dexia Bank Nederland.

- *Net commissions and other income* amounted to EUR 1,076 million, up 8.5%. The increase was twice as strong (+15.3%, or EUR +147 million) for the underlying pro forma numbers, largely explained by a vigorous resumption of fee-generating activity, both in Retail Financial Services (EUR +36 million), and Investment Management Services (EUR +106 million).

- *Technical and financial margin of insurance activities* was up 7.1% to EUR 791 million, and up 6.6% (or EUR 49 million) on the underlying pro forma basis. This increase would have been much higher (+12.5%), had the euro/dollar parity remained constant. This reflects in particular the continuing good performance of FSA, and improved environment for the other insurance activities, by comparison to 2003.

In the fourth quarter of 2004

Total revenues amounted to EUR 1,337 million, against EUR 1,271 million in the same quarter of 2003, i.e. 5.2% higher. Underlying revenues amounted to EUR 1,344 million, up 7.8% compared to the same quarter (pro forma) of the previous year, and even more (+8.5%) at constant exchange rate. This very strong evolution overall is unequal among the different types of revenues:

- *Net interest and related income* amounted to EUR 848 million, up 3.7%, and 2.3% (or EUR 19 million) for underlying numbers.

- *Net commissions and other income* amounted to EUR 280 million, stable on the same quarter of 2003. Looking at the underlying pro forma numbers, commissions were up 16.4% (or EUR 43 million) over the fourth quarter of 2003, stemming from all commercial business lines.

- *Technical and financial margin of insurance activities* amounted to EUR 209 million, up 20.8% in one year. The underlying evolution was +20.2% (or EUR 35 million) largely coming from the good performance of FSA, and despite the negative effect of the euro/dollar parity.

COSTS

During the whole year 2004, costs amounted to EUR 3,012 million, down 1.4% on the equivalent number reported in 2003. Concerning the underlying cost base, after two consecutive years of compression, it was up this year by a modest 1.6%, i.e. close to the inflation rate, in line with the Group's objective. The exchange parity contributed in part to this good result, since part of the cost base is USD denominated: at constant exchange rate, the underlying costs went up 2.1%, a very satisfactory evolution when compared to the revenues (+6.1%) on similar basis. The analysis of underlying costs by type shows the following:

- *staff costs* amounted to EUR 1,446 million in 2004, up 3.2% compared to the previous year;
- *network commissions,* representing the commissions paid by the Group to its networks of independent agents and business introducers, amounted to EUR 355 million, up 3.2%;
- *other operating expenses* were stable at EUR 863 million;
- *depreciation and amortization and deferred acquisition costs* were down 2.1% to EUR 352 million.

During the fourth quarter of 2004, costs amounted to EUR 771 million, down 3.8% compared to the fourth quarter of 2003. Excluding nonrecurring items and changes of consolidation scope, underlying costs went down 1.8% between the two periods, i.e. an overall variance of EUR -14 million, which is analyzed in the third section of this report dealing with the individual business lines.

GROSS OPERATING INCOME

For the whole year 2004, the gross operating income progressed strongly to EUR 2,380 million, a 13.1% increase on 2003. On the basis of underlying pro forma revenues and costs, the progression was +11.1% (+11.8% at constant exchange rate).

In the fourth quarter of 2004, it amounted to EUR 566 million, up 20.7% from what it was in the fourth quarter of 2003. On the basis of underlying revenues and costs (pro forma), it went up even more strongly, with a 23.7% increase quarter against quarter (+24.8% at constant exchange rate).

Cost-income ratio has continued to improve and stood at 55.9% in 2004. This compares with 59.2% in 2003. Without nonrecurring items, it also improved, going from 58.4% in 2003 to 56.2% in 2004.

COST OF RISK

The cost of risk amounted in total to EUR 229 million in 2004, compared to EUR 176 million in 2003. The charge in 2004 included EUR 177 million of exceptional provisions made at Dexia Bank Nederland (see below). Without that specific item, the cost of risk would have been

EUR 52 million, about one third of the comparable number in 2003, i.e. EUR 158 million. The favorable underlying variance is explained by several factors, all going in the good direction: risk charges were low in 2004 in the Public/Project Finance and Retail Financial Services business lines; 2003 was a high reference in Investment Management Services (EUR 18 million provisions were made in 2003 in the French Private Banking operations); and finally a reversal of EUR 17 million took place in 2004 in Treasury and Financial Markets, in view of the improvement of the situation of some counterparts.

Focus on Dexia Bank Nederland

Regarding Dexia Bank Nederland, it must be reminded that provisions amounting to EUR 478 million, both generic and specific, were booked in the 2002 financial statements, to cover costs and potential credit risks linked to the share leasing portfolio. These provisions have been partly used to date, and came to EUR 237 million for the generic provision, and EUR 158 million for the specific provisions at year-end. Beyond these amounts, Dexia announced on February 11, 2005 that it decided to make EUR 207 million of additional allowances in the 2004 financial statements. Those were in the form of provisions to cover the foreseeable costs of certain legal risks and settlements of transactions (EUR 80 million, appearing as an additional generic provision), additional provisions for the cases of customers of Dexia Bank Nederland experiencing difficulties (EUR 102 million booked as specific provisions), and the balance of EUR 25 million in the form of accelerated amortization of capitalized expenses that were previously deferred (a negative item in "other revenues"). All these amounts are nonrecurring items. At year-end, the total stock, both for credit and legal risks (except those related to spouse consent), thus stood at EUR 317 million for the generic provisions, and EUR 260 million for the specific provisions.

A full disclosure on Dexia Bank Nederland is made on pages 82-85 of this report.

The cost of risk ratios (annual net charge as a percentage of total outstanding commitments) stood as follows in 2004: 1.8 basis points for the banking activities, against 5.7 basis points in 2003 (without Dexia Bank Nederland); 0.6 basis point for FSA, against 1.2 basis points in 2003.

OTHER ITEMS

Net gains and impairments on long-term investments amounted to EUR +99 million in 2004, against EUR +15 million in 2003. The main gains in 2004 are described below when discussing nonrecurring items.

Amortization of goodwill on fully-consolidated subsidiaries amounted to EUR 44 million in 2004, compared to EUR 131 million in 2003, which included several accelerations. The charge, in 2004, was mitigated by the amortization of the badwill of Dexia Hypothekenbank Berlin (EUR +15 million), following the purchase of the minority holding.

Corporate income tax, comprising both current and deferred taxes, amounted to EUR 420 million in 2004, against EUR 362 million in 2003. In the two years, the tax charge was low, because it has been mitigated by several positive impacts: in 2003, EUR 141 million came as a nonrecurring benefit in the context of tax deductible impairments made on certain subsidiaries, and the settlement of outstanding tax disputes. In 2004, the tax charge was also reduced under the effect of the nonrecurring provisions at Dexia Bank Nederland discussed above, and also because further impairments were made on the value of certain participations of Dexia BIL, causing a nonrecurring positive tax impact of EUR 163 million. Besides, the settlement of a tax dispute caused another positive item amounting to EUR 17 million.

The Group's underlying tax rate in 2004 was 28.5%.

Net income from equity-accounted companies, net of amortization of goodwill, amounted to EUR 56 million, unchanged on 2003.

Minority interests came to EUR 70 million in 2004 against EUR 82 million in 2003.

FOCUS ON NOTEWORTHY EXCEPTIONAL ITEMS

In 2004, the contribution of nonrecurring items to net income amounted to EUR +159 million (of which EUR +17 million in the fourth quarter), while they were EUR +40 million during the previous year (of which EUR +10 million in the fourth quarter). Over the year, the main evolutions are as follows:

In the revenues

Interest payments were collected on the share leasing contracts of Dexia Bank Nederland, from those clients who have accepted the Dexia Commercial Offer. This offer included interest reductions, whose value was included in the total generic provision decided by the Group in 2002. Since this provision was treated as a nonrecurring item, its utilization is treated in the same manner (related nonrecurring revenues amounted to EUR 41 million in 2004, vs. EUR 15 million in 2003, or a EUR +26 million variance). On the other direction, part of the additional allowances related to Dexia Bank Nederland booked in the fourth quarter of 2004 was in the form of accelerated amortization of capitalized expenses (EUR -25 million), and thus deducted from revenues.

In the costs

Disposal of properties in 2004 have generated a EUR +20 million positive effect on costs partly compensated by provisions for restructuring at Dexia BIL Group (EUR -15 million). In 2003, nonrecurring costs totalled EUR -49 million.

Cost of risk at Dexia Bank Nederland, treated as nonrecurring item, amounted to a total net charge of EUR 177 million over the year, of which a charge of EUR 182 million in the fourth quarter of 2004 (see focus on Dexia Bank Nederland on page 32).

Net nonrecurring gains and impairments on long-term investments amounted to EUR +85 million in 2004, while this was a contribution in 2003 of EUR +20 million. The main gains in 2004 are:

- EUR +54 million on the sale, in the first quarter, of Dexia's stake in Belgacom;
- EUR +39 million on the sale, in the fourth quarter, of the participation held in BIAC (Brussels Airport); and
- EUR +7 million on the sale, in the fourth quarter, of Dexia BIL participation in Société Monégasque de Banque Privée in Monaco.

Nonrecurring taxes amounted to a credit of EUR +237 million in 2004 (against EUR +141 million in 2003) and stemmed, aside from the tax impacts of the nonrecurring items described above, from two events: the settlement of a tax dispute (EUR +17 million) and the positive tax incidence of impairments made on several subsidiaries of Dexia BIL Group (EUR +163 million).

FINANCIAL PERFORMANCE – CAPITAL – PROPOSED DIVIDEND

Return on equity (ROE), representing the ratio between net income for the period and average shareholders' equity (excluding the general banking risks reserve, and after income appropriation), went from 16.5% in 2003 to 19.8% in 2004.

Earnings per share (EPS) which amounted to EUR 1.24 per share in 2003, jumped to EUR 1.58 in 2004, an increase of 28.1%. During the course of 2004, the **share buy-back program** announced to the market has been completed, with EUR 693 million invested into it, representing 47 million of shares, or 4% of outstanding shares at the beginning of the year. The shares repurchased have already partly been cancelled following the resolution to this effect of the Shareholders' Meeting held in May 2004, and the balance will be proposed for cancellation at the next Annual Shareholders' Meeting, in May 2005.

Despite the above reduction of outstanding shares, the **Tier 1 ratio** stood at 10.7% as of December 31, 2004, against 9.9% a year earlier. This positive variance is almost totally explained by the implementation, as of December 31, 2004, of internal models for market risks which have been approved by the regulators under the current Basel I methodology, reducing the amount of risk-weighted assets by 7%, thus releasing regulatory capital.

The Board of Directors will propose a **gross dividend per share** of EUR 0.62, an increase of 17.0% over the gross dividend per share paid last year.

Commenting on the results, Pierre RICHARD, CEO and Chairman of Dexia Management Board, declared:

"2004 has been another remarkable year for Dexia, with a high double-digit growth of the earnings per share, which has been predicted early in the year. Strong commercial and financial performances were experienced in all of our business lines without exception, whilst the Group's capital base kept growing.

The share buy-backs completed in the course of the year, combined with the strong increase of the proposed dividend underscore the capacity of Dexia to create and distribute value to its shareholders, whilst financing autonomously its own development.

Looking ahead, the high level of originations achieved in the last two years gives us very good reasons to expect a continuing positive trend of our revenues, particularly in Public/Project Finance and Personal Financial Services, although the competitive pressure starts to be felt, and will bear on the margins of new transactions. Regarding costs, the commitment at Group level is to keep chasing synergies, achieve cost savings, and contain the growth rate of general expenses in line with inflation.

The move to IFRS in 2005 will obviously introduce volatility and reduce the visibility on the bottom-line earnings, but all in all, although one cannot expect similar earnings increases as those experienced lately, Dexia is clearly set for another year of growth."

MAIN ITEMS REPORTED AS NONRECURRING IN 2003 AND 2004

Net interest and related income

In Q1 2003: net revenues on CLN[1] portfolio (EUR +5.5 million); losses on sale of equities (EUR -4.7 million).

In Q2 2003: net revenues on CLN portfolio (EUR +4.2 million); losses on sale of equities (EUR -4.5 million); exchange gain (EUR +7.1 million).

In Q3 2003: net revenues on CLN portfolio (EUR +5.1 million); capital gain on sale of equities (EUR +3.8 million); utilization of Legiolease provision (EUR +5.2 million).

In Q4 2003: net revenues on CLN portfolio (EUR +5.0 million); capital gain on sale of equities (EUR +0.4 million); utilization of Legiolease provision (EUR +9.3 million); capital losses on non-strategic assets (EUR -8.6 million).

In Q1 2004: net revenues on CLN portfolio (EUR -7.4 million); utilization of Legiolease provision (EUR +9.8 million); capital gain on sale of portfolio holdings (EUR +8.8 million).

In Q2 2004: net revenues on CLN portfolio (EUR +12.3 million); utilization of Legiolease provision (EUR +10.0 million); losses on sale of portfolio holdings (EUR -9.6 million).

In Q3 2004: net revenues on CLN portfolio (EUR +0.1 million); capital gain on sale of equities (EUR +1.0 million); utilization of Legiolease provision (EUR +11.1 million).

In Q4 2004: net revenues on CLN portfolio (EUR +7.1 million); capital gain on sale of equities (EUR +1.1 million); utilization of Legiolease provision (EUR +9.9 million).

Net commissions and other income

In Q1 2003: insurance of CLN portfolio (EUR -4.1 million).

In Q2 2003: insurance of CLN portfolio (EUR -4.0 million).

In Q3 2003: insurance of CLN portfolio (EUR -5.6 million); interest arrears on settlement with Belgian fiscal authorities (EUR +5.8 million); Bancoval litigation (EUR -1.5 million).

In Q4 2003: insurance of CLN portfolio (EUR -3.9 million); integration of Dexia Sofaxis over 14 months (EUR +4.5 million).

In Q1 2004: insurance of CLN portfolio (EUR -3.4 million); reimbursement of interests on arrears following a settlement with the fiscal authorities (EUR +7.3 million).

In Q2 2004: insurance of CLN portfolio (EUR -3.9 million).

In Q3 2004: insurance of CLN portfolio (EUR -0.3 million).

In Q4 2004: accelerated amortization of capitalized expenses at Dexia Bank Nederland (EUR -24.9 million).

Costs

In Q1 2003: provision for restructuring costs for insurance activities (EUR -1.3 million); operating costs linked to the "Dexia Offer" at Dexia Bank Nederland (EUR -2.5 million).

In Q2 2003: provision for restructuring costs for insurance activities (EUR -0.4 million); staff reduction plan at Dexia BIL Group (EUR -15.3 million); operating costs for the "Dexia Offer" at Dexia Bank Nederland (EUR -2.3 million).

In Q3 2003: provision for restructuring costs on insurance activities (EUR +1.0 million); operating costs linked to the "Dexia Offer" at Dexia Bank Nederland (EUR -0.3 million); staff reduction plan at Dexia BIL Group (EUR -4.6 million); additional costs Landbouwkrediet NV (EUR -1.0 million); real estate restructuring and relocations at Dexia BIL Group (EUR -8.5 million).

In Q4 2003: restructuration at Dexia BIL Group (EUR -5.4 million); provision for restructuring costs for Rekord (EUR -2.5 million); integration of Dexia Sofaxis (EUR -3.9 million).

In Q1 2004: provision for restructuring costs for Dexia BIL Group (EUR -3.0 million); effect of the disposal of properties (EUR +16.5 million).

In Q2 2004: provision for restructuring costs for Dexia BIL Group (EUR -4.9 million); effect of the disposal of properties (EUR +3.5 million).

In Q3 2004: restructuring costs at Dexia Bank Nederland (EUR -1.4 million).

In Q4 2004: provision for restructuring costs for Dexia BIL Group (EUR -6.8 million).

Cost of risk

In Q1 2003: charges for Legiolease at Dexia Bank Nederland (EUR -22.8 million).

In Q2 2003: net write-back of charges for Legiolease at Dexia Bank Nederland (EUR +13.2 million).

In Q3 2003: charges for Legiolease at Dexia Bank Nederland (EUR -7.4 million).

In Q3 2004: write-back of charges for Legiolease at Dexia Bank Nederland (EUR +4.4 million).

In Q4 2004: charges for Legiolease at Dexia Bank Nederland (EUR -182.3 million).

Net gains and recoveries on long-term investments

In Q1 2003: capital gains on long-term investments (EUR +50.2 million).

In Q2 2003: impairment on long-term investments (EUR -67.9 million).

In Q3 2003: capital gains on long-term investments (EUR +11.9 million).

In Q4 2003: capital gains on long-term investments (EUR +43.8 million); net impairments on long-term investments (EUR -17.8 million).

In Q1 2004: capital gains on long-term investments (EUR +53.8 million); impairment on long-term investments (EUR -7.3 million).

In Q2 2004: impairment on long-term investments (EUR -3.0 million).

In Q4 2004: capital gains on long-term investments (EUR +45.9 million).

Accelerated goodwill amortization following impairments

In Q4 2003: accelerated goodwill amortization (EUR -80.9 million) following impairments on several participations (Ely, Dexia Partenaires France, Dexia Banque Privée France, Rekord).

In Q1 2004: accelerated goodwill amortization (EUR -9.4 million) following impairments on a participation.

In Q2 2004: accelerated goodwill amortization (EUR -5.0 million) following impairments on participations.

In Q4 2004: accelerated goodwill amortization (EUR -2.2 million) following impairments on a participation.

Taxes

All the items above are before tax. The amount of corresponding taxes, at appropriate rates, is treated as a nonrecurring item in the total amount of taxation. The individual tax incidence of some items is specified below, as well as particular tax entries.

In Q2 2003: tax credit on deductible impairment of Dutch subsidiaries (EUR 63.3 million).

In Q3 2003: tax credit following the settlement of a tax dispute (EUR 20.6 million).

In Q4 2003: restatement of tax latencies on insurance activities (EUR +42.6 million); tax credit linked to the accelerated goodwill amortizations of several participations (see above, EUR +21.6 million).

In Q1 2004: tax credit on additional deductible impairment of Dutch subsidiaries (EUR +17.3 million); reimbursement of taxes following the settlement of a tax dispute (EUR +10.2 million).

In Q2 2004: tax credit on deductible impairment of several subsidiaries (EUR +40.6 million); reimbursement of taxes following the settlement of a tax dispute (EUR +6.1 million).

In Q4 2004: tax credit on additional deductible impairments of Dexia BIL's subsidiaries (EUR +104.9 million).

1 CLN portfolio on which a fraud was uncovered in early 2001.

III.4 ANALYSIS OF THE BALANCE SHEET

Total consolidated balance-sheet footings as of December 31, 2004 amounted to EUR 389.2 billion. Compared to December 31, 2003, the amount of total assets has increased (+11.2%) due to the development of the commercial activities.

The balance sheet is shown in the bancassurance format.

Debts

The amount of customer deposits and debt securities (savings bonds, certificates and bonds) is EUR 241.5 billion at the end of 2004 (+6.3%). Their relative share in the total of the balance sheet is 62.1%.

Customer deposits stood at EUR 97.6 billion at the end of 2004, an increase of +5.7%, essentially coming from good results of commercial offers on savings accounts. Debt securities increased to EUR 143.9 billion (+6.7%), mainly due to new issues of bonds by Dexia Municipal Agency and Dexia Crediop.

Customer loans

Customer loans have slightly increased by +2.6% and stood at EUR 166.2 billion as of December 31, 2004.

Securities

The total amount of investments in government securities, bonds and other fixed-income securities as well as variable-income securities amounted to EUR 133.2 billion (+10.5%). This increase comes from the purchase of bonds and shares by the insurance companies of the Group and the development of financing of local collectivities in Italy under the form of bonds in addition to normal loans.

Interbank loans and advances/deposits

The increase of the interbank assets and liabilities is due to the development of the volume of banking activities, mainly term deposit and repo/reverse-repo activities.

Equity

Shareholders' equity in the Dexia Group (capital, additional paid-in capital, reserves, profit for the year before allocation, goodwill deducted and GBRR not included) amounted to EUR 10,464 million as of December 31, 2004 against EUR 9,790 million at the end of 2003, i.e. a growth of +6.9%.

CONSOLIDATED BALANCE SHEET (BEFORE INCOME APPROPRIATION)[1]

in millions of EUR	2002	2003	2004	*Evolution* 2004/ 2003
Total assets	350,924	349,888	389,155	+11.2%
Liabilities and shareholders' equity				
Shareholders' equity	9,090	9,790	10,464	+6.9%
Minority interests	714	485	483	-0.4%
GBRR	1,842	1,793	1,793	0.0%
Subordinated debt	5,583	5,411	4,922	-9.0%
Interbank loans and deposits	68,176	68,088	86,465	27.0%
Customer deposits	85,322	92,343	97,609	+5.7%
Debt securities	146,505	134,905	143,914	+6.7%
Assets				
Government securities	10,886	5,977	9,734	+62.9%
Interbank loans and advances	29,841	29,696	43,571	+46.7%
Customer loans	157,773	161,941	166,199	+2.6%
Bonds and other fixed-income securities	117,009	115,351	126,871	+9.8%
Equities and other variable-income securities	4,906	5,157	6,336	+22.9%
Long-term investments	1,883	1,443	1,524	+5.6%

1 Restated for 2002.

GROUP'S EQUITY PORTFOLIOS[1]

in millions of EUR	Book value	Market value Dec. 31, 2004	Net cap. gain/loss Dec. 31, 2004
Long-term investments	**941**	-	-
- Quoted[2]	611	826	+215
- Non-quoted	330	-	-
Other	**2,273**	-	-
- Quoted	2,094	2,351	+257
of which money/bond funds	*442*	*443*	
of which booked in insurance company portfolios	*1,061*	*1,144*	*+83*
of which booked in banking subsidiary portfolios	*1,033*	*1,207*	*+174*
- Non-quoted	179	-	

1 Excluding marked-to-market portfolios and third-party risks (unit-linked products...).

2 of which:

Société Générale	298	419
VEOLIA Environnement	127	179
Autoroute du Sud de la France	38	57

NET INCOME[1]


in millions of EUR
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
+14%
790
902
+25%
287
359
+32%
180
237
+9%
260
283
-113
-9
+26%
1,404
1,772
2003 2004
2003 2004
2003 2004
2003 2004
2003 2004
2003 2004
Public/Project Finance and Credit Enhancement (underlying)
Retail Financial Services (underlying)
Investment Management Services (underlying)
Treasury and Financial Markets (underlying)
Central Assets and nonrecurring items
Dexia

CONTRIBUTION OF THE BUSINESSES TO THE UNDERLYING NET INCOME[2]


2003
17%
12%
19%
52%
2004
16%
13%
20%
51%

1 Pro forma for 2003.

2 Pro forma for 2003; excluding Central Assets (negative) contribution.

STATEMENT OF INCOME

INCLUDING NONRECURRING ITEMS

2004

in millions of EUR	Public/Project Finance and Credit Enhancement		Investment Management Services	Treasury and Financial Markets	Central Assets	Dexia
Revenues	**2,013**	**1,915**	**868**	**539**	**57**	**5,392**
- net interest and related income	1,340	1,267	414	507	(5)	3,524
- net commissions and other income	245	363	454	31	(16)	1,076
- technical and financial margin of insurance activities	429	285	0	0	78	791
Costs	**(674)**	**(1,397)**	**(544)**	**(178)**	**(220)**	**(3,012)**
Gross operating income	**1,340**	**518**	**324**	**361**	**(163)**	**2,380**
Cost of risk	(31)	(34)	(180)	21	(5)	(229)
Operating income	**1,309**	**484**	**144**	**382**	**(168)**	**2,151**
Net gains & recoveries on long-term investments	94	(2)	7	0	(1)	99
Net allocation to GBBR	-	-	-	-	0	0
Amortization of goodwill	-	-	-	-	(44)	(44)
Corporate income tax	(390)	(161)	96	(43)	77	(420)
Income from equity-accounted companies	15	35	1	0	5	56
Net income before minority interests	**1,028**	**356**	**248**	**339**	**(130)**	**1,842**
Minority interests	42	(1)	3	2	24	70
Net income	**986**	**357**	**245**	**337**	**(154)**	**1,772**
Cost-income ratio	33.5%	72.9%	62.7%	33.0%	n.s.	55.9%
ROEE[1]	26.6%	19.2%	57.6%	37.5%	n.s.	n.s.
Allocated equity (end of period)	3,869	1,852	431	904	(216)[2]	6,840
Risk-weighted assets	47,751	19,130	8,000	21,431	7,043	103,355

1 Return on economic equity (net income before minority interests/allocated equity).

2 Taking into account the portfolio effect linked to the diversification between business lines.

III.5 OPERATIONS AND RESULTS OF THE BUSINESSES

Public/Project Finance and Credit Enhancement

UNDERLYING STATEMENT OF INCOME[1]

EXCLUDING NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q4 2003*	*Q4 2004*	*Evolution Q4 2004/ Q4 2003*	*Year 2003*	*Year 2004*	*Evolution 2004/ 2003*
Revenues	**464**	**526**	**+13.4%**	**1,877**	**2,013**	**+7.3%**
- net interest and related income	299	326	+9.1%	1,246	1,340	+7.5%
of which interest on E.E.A.[2]	*47*	*46*	*-2.0%*	*184*	*192*	*+4.3%*
- net commissions and other income	56	76	+34.9%	225	245	+8.7%
- technical and financial margin of insurance activities	108	123	+14.0%	405	429	+5.7%
Costs	**(172)**	**(174)**	**+1.4%**	**(645)**	**(674)**	**+4.5%**
Gross operating income	**292**	**351**	**+20.5%**	**1,232**	**1,340**	**+8.7%**
Cost of risk	(29)	(14)	-49.9%	(85)	(31)	-64.1%
Operating income	**263**	**337**	**+28.1%**	**1,147**	**1,309**	**+14.1%**
Net gains & recoveries on long-term investments	(7)	9	n.s.	(5)	11	n.s.
Corporate income tax	(61)	(103)	+68.2%	(318)	(391)	+22.9%
Income from equity-accounted companies	2	4	+65.2%	11	15	+39.1%
Net income before minority interests	**197**	**248**	**+25.8%**	**835**	**944**	**+13.1%**
Minority interests	15	10	-35.7%	45	42	-6.2%
Net income	**182**	**238**	**+30.9%**	**790**	**902**	**+14.2%**
Cost-income ratio	37.1%	33.2%		34.3%	33.5%	
ROEE[3]	21.5%	25.6%		22.8%	24.4%	
Allocated equity (end of period)	3,663	3,869		3,663	3,869	

1 Pro forma for 2003 and Q4 2003.

2 Economic Equity Allocated.

3 Return on economic equity (net income before minority interests/allocated equity); annualized for the quarter.

RESULTS

IMPORTANT NOTE

The analysis hereafter is **based on the underlying data** (i.e. excluding nonrecurring items) for this business line, in order to allow a better understanding of the fundamental trends of the business line. Items considered nonrecurring are detailed on page 34.

Public/Project Finance & Credit Enhancement has experienced a robust growth of its gross operating income (+8.7% and even +12.0% at constant exchange rate), whilst net income was boosted by a record low risk charge.

Net income for the full year amounted to EUR 902 million (+14.2% compared to 2003 and +17.9% at constant exchange rate) and EUR 238 million in the fourth quarter (+30.9% compared to the fourth quarter of 2003, and +35.3% at constant exchange rate).

The main contributors to the business line net income are FSA (29%), France (27%), Belgium (24%), United States excluding FSA (7%) and Italy (6%). It should be noted that the earning streams of FSA and Dexia New York branch have been negatively impacted by the unfavorable evolution of the euro/dollar exchange rate. These entities performed indeed very well: in particular, FSA operating earnings (in USD and US GAAP) increased by 22% in 2004 compared to 2003.

The evolution of **revenues** reflects the very good commercial performance of the business line. For the whole year, they amounted to EUR 2,013 million, up 7.3%, or up 10.0% at constant exchange rate. Growth was observed in all categories of revenues.

- *Net interest and related income* were up 7.5%, reflecting the increase in outstandings;

- *Net commissions and other income* were up 8.7%, thanks to a higher activity in Project Finance;

- *Technical and financial margin of insurance activities* (where FSA revenues are booked) were up 5.7%, despite the decrease of the US dollar vs. the euro. At constant exchange rate, the progression was 14.6%.

Fourth quarter revenues amounted to EUR 526 million, 13.4% higher than in the fourth quarter of last year, and 5.0% higher than in the third quarter of this year, despite a negative impact of the dollar.

Costs were up 4.5% for the whole year (+6.4% at constant exchange rate), resulting from the expansion of the activity.

Gross operating income amounted to EUR 1,340 million for the full year (+8.7% and +12.0% at constant exchange rate), and to EUR 351 million for the fourth quarter (+20.5% compared to the fourth quarter of last year).

The **cost-income ratio** further improved in 2004, at 33.5% for the full year against 34.3% in 2003.

Cost of risk decreased substantially over the year (-64.1%) and amounted to EUR 31 million for the full year 2004, partially under the effect of write-backs, notably at FSA. The risk charge remained very limited in the fourth quarter of 2004, totalling EUR 14 million.

Operating income (after cost of risk) of the business line progressed thus strongly during the year (+14.1% at EUR 1,309 million). The operating income of the fourth quarter of 2004 was EUR 337 million (+28.1% compared to the same period in 2003).

The business line's **return on economic equity** (ROEE[1]) continued to improve, reaching 24.4% in 2004 (22.8% in 2003).

1 Net income before minority interests as a percentage of allocated equity at the end of the period.

PRESENTATION, STRATEGY AND OUTLOOK

Dexia is the world leader in Public Finance. The first business line of the Group covers several activities: Municipal Finance, Project Finance, Corporate Lending and Credit Enhancement.

Municipal Finance consists of financing the needs of local public authorities or other public service organizations, in the form of direct loans, signed commitments, liquidity guarantees or purchase of securities issued by the customers. Dexia offers its clients a whole range of products – including structured loans as well as debt management – to optimize their debt profile.

Dexia is also an active player in Project Finance and deploys its expertise on a global scale. Dexia uses a selective approach, in line with the Group's low risk policy: priority is given to essential infrastructures (transportation, environment...) and the renewable energy sector.

As the second largest bank in Belgium, Dexia also finances mid-sized and large corporate clients.

Through its New York based AAA-rated subsidiary, Financial Security Assurance (FSA), Dexia insures municipal bonds and infrastructure deals, as well as asset-backed securities (ABS) in the pooled corporate, consumer loans and mortgage sectors.

In addition to lending and credit enhancement, Dexia provides its clients with a broad range of other financial services and products – such as capital market solutions, insurance services, asset management and payment services – leveraging the expertise of the Group in these activities (Dexia Capital Markets, Dexia Insurance, Dexia Asset Management and other...).

Dexia is present in most countries of the European Union, where the Group has a market share of about 16% in the local authorities market, and in the United States.

- In its historical markets, France and Belgium, Dexia's market share exceeds 42% and 80%, respectively. More recently, Dexia has developed its activity in these two countries with new clients in the local public sector, such as public hospitals, social housing and other non-profit organizations. This new business has enabled the Group to achieve growth in these two countries, where it is hard to increase its share of the local authorities market. France and Belgium represent roughly 50% of the business line's earnings. Both markets are very profitable and drive innovation in the Group – providing a competitive edge in all the other countries where Dexia operates.

- Dexia is present in many other countries in Europe (Italy, Spain, the United Kingdom, Germany, the Nordic countries and the Netherlands). Business in these countries consists of financing mid-sized and large local authorities. On the strength of its established reputation, Dexia has managed to increase its share in all markets by offering innovative products and applying a targeted commercial approach. This will result in a greater contribution by these countries to the business line's earnings.

- In the United States, Dexia operates through both its New York branch and its wholly-owned subsidiary, Financial Security Assurance (FSA) – one of the major players in the credit enhancement of US municipal bonds market (24% market share in 2004). In the United States, where the long-term local government debt is almost exclusively desintermediated, the Group has been able to grow at a fast pace in this large market thanks to its powerful offer, which combines credit enhancement and banking solutions (liquidity facilities).

- Dexia and FSA are also active worldwide in Project Finance. A significant part of the activity is located in the UK where the PFI market has been growing significantly over years. Project Finance is also active on the continent and in North America. Dexia is especially active in the infrastructure and renewable energy segments (in January 2005, the *Infrastructure Journal* named Dexia "Renewable Arranger for the Year 2004", awarding the bank for all operations carried out over the year 2004 in the renewable energies sector, notably in the wind energy sector).

A vast and growing market

In Europe, the local authorities debt market (totalling more than EUR 500 billion) should increase in the coming years due to the ongoing process of devolution and transfer of new responsibilities from central governments to local and regional authorities, and also to the need for new infrastructures. For instance, the outstanding debt of local authorities in France, which had been decreasing since 1996, stabilized in 2003, then increased by 1.5% in 2004 and it should continue to increase at this rate for the coming years.

Besides, public-private partnerships (PPP) for the building and maintenance of public facilities will continue to develop and expand into new countries (regulations regarding public-private partnerships have been ratified in most countries in Europe).

Regarding the municipal market in the United States (more than EUR 1,200 billion), despite a decrease in new volumes in 2004 after two record years in 2002 and 2003, total debt rose in 2004 and it should continue to do so in the coming years at a higher pace than in Europe.

Geographic expansion

The Group is engaged in developing the business in Europe, and will focus primarily on Central and Eastern Europe. Dexia is creating a new bank in Vienna, teaming up with its historical Austrian partner and 49% owned subsidiary, Kommunalkredit Austria. This new bank will operate either through local presence – such as in Poland, in the Czech Republic, and in Slovakia (where Dexia owns Dexia banka Slovensko, which is also active in the retail business) – or directly through its Austrian headquarters.

The Group has also started to develop its operations in Canada, a very vast market, fully decentralized, and largely desintermediated, where there is a strong demand for infrastructures – and in Mexico, another market greatly in need of new infrastructures (water treatment, transport...).

Finally, Dexia will look towards the East: both in Australia, one of the largest markets in Project Finance, and in Japan, the world's largest market in Public Finance (total debt of EUR 1,500 billion).

Dexia has recently established local presence in Canada (Montreal), Australia (Sidney), and Japan (Tokyo) and already completed a few transactions in 2004.

Outlook for the Group

Dexia's strategy is based on:

- broadening its client base in the local public sector;
- the on-going drive to provide its clients with more innovative products;
- expanding its operations into new countries.

This strategy has enabled Dexia to produce sustained growth in earnings in Public Finance, whilst yielding a high level of profitability and operating at low risk.

Dexia has clearly identified the growth drivers to capitalize on opportunities in a market that should grow by 1.5% p.a. in Europe and by 4% p.a. in the United States and in Japan in the coming years. The Group is very confident that it will achieve a predictable high single-digit growth of its operating earnings in this business.

ACTIVITY

1. Banking

Long-term financing

Long-term banking outstandings[1] reached EUR 193.0 billion at year-end 2004, up 8.6% over the last 12 months (of which EUR 176.8 billion in the local public sector, up 9.1% over the last 12 months). At constant exchange rate, the rise would have been +9.8% over the year.

Long-term financing originations[2] amounted to EUR 34.4 billion for the full year 2004, up 0.7% compared to 2003 (+2.4% at constant exchange rate). This is the result of strong increase in new originations in France, Belgium, Spain and United Kingdom, while business has curbed in America and Italy compared to record high levels reached in 2003.

France

Long-term outstanding loans amounted to EUR 57.7 billion at year-end 2004, a 4.4% increase in one year. Dexia managed to increase its leading market share, above 42%. New lending in 2004 amounted to EUR 10.2 billion, of which EUR 9.8 billion for the local public sector. This progression (+17.0%) is due to the revival in the local authorities market as well as strong volumes originated with satellites of local authorities (such as public hospitals or social housing). Business with local authorities was particularly strong during the second half of the year, following a quiet period in the first half in an electoral context.

Belgium

Long-term outstanding loans amounted to EUR 27.8 billion at year-end 2004, a 3.2% increase in one year. Dexia Bank maintained its 80% market share in the local authorities market. Production reached EUR 4.9 billion in 2004, up 18.0% compared to 2003. This rise is even more significant looking at the local public sector alone (EUR 3.2 billion, up 22.9%). This growth was driven by business with "other local players" and was also due to large transactions booked in the fourth quarter of the year with local authorities.

Italy

As of December 31, 2004, long-term outstanding loans reached EUR 28.5 billion, up 15.0% compared to one year earlier. New business amounted to EUR 5.7 billion in 2004, down 17.6% from the record level of 2003. However, the activity remained quite strong, especially in bond issues that represented 40% of new financing commitments. Dexia Crediop together with Dexia Capital Markets participated in many transactions with large local authorities and regions. The activity was extremely strong in 2004 (five times the volumes of 2003) in financing infrastructures in the transportation and wind energy sectors. Several of these transactions were guaranteed by the Italian State.

1 Excluding affiliates (mainly Kommunalkredit Austria).
2 Excluding Germany and affiliates.

LOANS

in millions of EUR

	NEW LONG-TERM LOANS				TOTAL OUTSTANDING LOANS [1]		
	Q4 2004	2003	2004	*Evolution* 2004/ 2003	Dec. 31, 2003	Dec. 31, 2004	*Evolution* Dec. 31, 2004/ Dec. 31, 2003
Fully-consolidated subsidiaries							
Belgium[2]	1,383	4,145	4,889	+18.0%	26,995	27,848	+3.2%
France	4,773	8,687	10,161	+17.0%	55,250	57,663	+4.4%
Luxembourg[3]	50	333	227	-31.7%	1,115	1,187	+6.5%
International	9,392	24,558	28,466	+15.9%	94,362	106,311	+12.7%
America	*2,354*	*9,537*	*6,767*	*-29.0%*	*24,050*	*26,771*	*+11.3%*
Germany	*2,420*	*3,561*	*9,351*	*+162.6%*	*29,808*	*31,518*	*+5.7%*
Italy	*2,294*	*6,970*	*5,743*	*-17.6%*	*24,808*	*28,537*	*+15.0%*
Israel	*33*	*105*	*74*	*-29.3%*	*319*	*324*	*+1.8%*
The Netherlands[4]	*17*	*117*	*265*	*+125.8%*	*717*	*698*	*-2.7%*
Slovakia	*159*	*198*	*334*	*+68.4%*	*416*	*599*	*+44.1%*
Spain	*379*	*1,205*	*1,372*	*+13.9%*	*3,853*	*4,945*	*+28.3%*
Sweden	*327*	*497*	*849*	*+70.7%*	*3,199*	*3,445*	*+7.7%*
United Kingdom	*326*	*1,325*	*1,684*	*+27.1%*	*3,561*	*4,609*	*+29.4%*
Other[5]	*1,083*	*1,043*	*2,027*	*+94.3%*	*3,631*	*4,865*	*+34.0%*
Total fully-consolidated subsidiaries	**15,597**	**37,724**	**43,743**	**+16.0%**	**177,720**	**193,009**	**+8.6%**
of which public sector	*14,202*	*32,762*	*37,347*	*+14.0%*	*161,944*	*176,756*	*+9.1%*
of which corporate & project finance	*1,395*	*4,962*	*6,395*	*+28.9%*	*15,777*	*16,253*	*+3.0%*
Equity-accounted companies							
Austria (Kommunalkredit Austria)[6]	778	2,400	2,949	+22.9%	7,494	9,922	+32.4%
Total managed by the Dexia Group	**16,375**	**40,124**	**46,692**	**+16.4%**	**185,214**	**202,931**	**+9.6%**

DEPOSIT-TAKING SERVICES AND INVESTMENT PRODUCTS (INCLUDING OFF-BALANCE SHEET PRODUCTS)

in millions of EUR

	Dec. 31, 2003	Dec. 31, 2004	*Evolution* Dec. 31, 2004/ Dec. 31, 2003
Balance sheet	13,217	15,403	+16.5%
Off-balance sheet	8,719	10,699	+22.7%
Total	**21,936**	**26,102**	**+19.0%**

1 These amounts, at current exchange rate, consist of outstanding long-term loans and off-balance sheet products as off-balance sheet products represent a growing part of the total activity (credit enhancement, project finance...) and short-term loans are more fluctuant in amount. The short-term loans are therefore not included.
2 The data of Belgium in 2003 changed due to fine tuning.
3 The data of Luxembourg, essentially corporate, were previously aggregated in Retail Financial Services. They have been reported in this business line since January 1, 2004. 2003 figures have been adapted accordingly.
4 Since January 1, 2004, the data of Banque Artesia Nederland have been isolated. Restatements are made between Belgium and the Netherlands.
5 Transactions carried out by the head office on behalf of Dexia Crédit Local, mainly in the area of project financing or in countries where Dexia Crédit Local does not have a direct local presence.
6 Corresponding to total new lending/outstanding loans of Kommunalkredit Austria which has been 49% owned by Dexia since 2001.

North America

At year-end, outstanding loans reached EUR 26.8 billion (or USD 36.5 billion), up 11.3% (or 20.0% in dollar terms). Production reached EUR 6.8 billion (USD 8.4 billion) in 2004, down 29.0% compared to 2003, or down 22.5% at constant exchange rate. The business in the municipal sector was indeed affected by a decreasing market. The downward trend experienced in the first half became less marked over the whole year: Dexia New York managed to increase its liquidity guarantees business and found new opportunities in the US Muni market.

Spain

As of December 31, 2004, long-term outstanding loans in Spain reached EUR 4.9 billion, up 28.3% in one year. Originations of Dexia Sabadell Banco Local (DSBL) amounted to EUR 1.4 billion, of which EUR 1.2 billion came from the local public sector. This rise of 13.9% compared to 2003 is considerable, taking into account that the local debt market was quite flat. Large transactions were achieved with the City of Madrid and the Regions of Catalonia and Valencia. In Project Finance, DSBL has arranged and underwritten several transactions in the transportation, the wastewater treatment and the wind energy sectors.

United Kingdom

At year-end, outstanding loans reached EUR 4.6 billion, up 29.4% compared to 2003 and originations totalled EUR 1.7 billion in 2004, up 27.1% compared to 2003. EUR 1.1 billion new transactions were booked in the public sector, which represents a significant increase compared to the previous year (+72.3%); this is the result of the successful marketing of a new product. Dexia was also very active in arranging infrastructure finance (hospitals, schools and universities) and one of the leading institutions in the PFI sector in 2004, in the pioneer country of Private-Public Partnership.

Other

For the activities carried out directly from the **Head Office**, Dexia financed many local authorities worldwide: in Portugal, in Switzerland, in Japan (City of Tokyo) and also in Poland (City of Warsaw). Several Project Finance transactions were also completed during the year, including projects in the transportation, oil and gas and wind energy sectors.

Other noteworthy matters concern:

- Germany, where Dexia Hypothekenbank Berlin continued to develop its offering of structured products to local authorities. Outstandings of structured loans reached EUR 2.1 billion at year-end 2004.

- Austria, where originations of Kommunalkredit Austria – 49% owned by Dexia – were up 22.9% to reach EUR 3.0 billion, including joint transactions with Dexia, notably in Eastern Europe. Total Kommunalkredit Austria outstanding loans amounted to EUR 9.9 billion as of December 31, 2004.

Other activities

Debt management volumes reached EUR 10.1 billion in 2004 (EUR 14.6 billion in 2003). In France, activity amounted to EUR 6.0 billion, the second half of the year catching up with the slow start in the beginning of the year, due to regional elections. In Belgium, active debt management applied to EUR 2.9 billion outstandings (less than the EUR 5.4 billion in 2003 during which a few very large transactions were implemented). Volumes in Italy reached EUR 1.2 billion.

Short-term loans amounted to EUR 19.2 billion as of December 31, 2004, the outstanding being mainly split between France and Belgium. They were down 22.9% for several reasons, most notably due to the fact that some short-term facilities have been consolidated in long-term outstandings.

Deposits and assets under management of the business line's customers have continued to increase and reached EUR 26.1 billion by the end of 2004, up 19.0% on one year earlier.

Finally, **insurance services** (excluding FSA) have also continued to grow. These activities cater primarily to local authority employees and also to institutional customers in Belgium and in France. These include brokerage activities, conducted mainly by Dexia Sofaxis (premiums were EUR 343 million in 2004, up 15.5% compared to 2003). For Dexia Insurance (Belgium and France), premiums totalled EUR 225 million (up 38.0% on 2003), of which EUR 172 million for life-insurance products.

2. Credit enhancement

Regarding **FSA** (Financial Security Assurance), the activity in 2004 exceeded the record level of 2003. Gross present value (PV) premiums reached USD 927 million, up 3.6%. USD 433 million of this total was in the US municipal sector (down 10.3%). New issue volumes in the US municipal bond market declined in 2004 compared to the high level of 2003, which was supported by the large amounts of refinancing in a context of low interest rates. US asset-backed securities (ABS) originations increased by 31.9%, generating USD 234 million of gross PV premiums. Regarding international business, new transactions insured totalled USD 186 million PV premiums. FSA had expected to insure a greater number of infrastructure transactions during the year, but some significant transactions were postponed. This will increase the transaction pipeline for 2005. Finally, PV net interest margin in the financial products segment rose 67.1% for the full year, reflecting increased activity in both municipal and structured guaranteed investment contracts. As of December 31, 2004, the net par outstanding reached USD 318.7 billion (+9.9% compared to the end of December 2003), of which USD 195.5 billion relate to the municipal sector.

FSA: EVOLUTION OF THE ACTIVITY

in millions of USD	Q4 2003	Q4 2004	*Evolution* Q4 2004/ Q4 2003	Year 2003	Year 2004	*Evolution* 2004/ 2003
Gross present value originations	**202.6**	**217.3**	**+7.3%**	**894.6**	**927.2**	**+3.6%**
Municipal	139.0	141.4	+1.7%	612.5	561.0	-8.4%
US municipal obligations[1]	*114.5*	*110.6*	*-3.4%*	*483.1*	*433.5*	*-10.3%*
International municipal obligations[1]	*24.5*	*30.8*	*+25.7%*	*129.4*	*127.5*	*-1.5%*
Asset-backed obligations	50.9	54.8	+7.7%	238.0	292.5	+22.9%
US asset-backed obligations[1]	*39.4*	*48.8*	*+23.9%*	*177.6*	*234.2*	*+31.9%*
International asset-backed obligations[1]	*11.5*	*6.0*	*-47.8%*	*60.4*	*58.3*	*-3.5%*
Investment products[2]	12.7	21.1	+66.1%	44.1	73.7	+67.1%
Gross par insured of new originations[3]	**16,613**	**21,119**	**+27.1%**	**80,766**	**107,826**	**+33.5%**
Municipal	11,236	13,141	+17.0%	57,392	51,703	-9.9%
US municipal obligations	*10,702*	*12,362*	*+15.5%*	*54,863*	*48,984*	*-10.7%*
International municipal obligations	*535*	*779*	*+45.7%*	*2,529*	*2,719*	*+7.5%*
Asset-backed obligations	5,376	7,978	+48.4%	23,374	56,124	+140.1%
US asset-backed obligations	*3,811*	*7,016*	*+84.1%*	*15,639*	*48,651*	*+211.1%*
International asset-backed obligations	*1,565*	*961*	*-38.6%*	*7,735*	*7,473*	*-3.4%*
Net par insured of new originations[3]	**17,515**	**16,186**	**-7.6%**	**64,519**	**86,362**	**+33.9%**
Municipal	8,644	9,442	+9.2%	44,925	36,539	-18.7%
US municipal obligations	8,403	9,150	+8.9%	43,659	35,320	-19.1%
International municipal obligations	241	292	+21.2%	1,266	1,219	-3.7%
Asset-backed obligations	8,871	6,744	-24.0%	19,594	49,823	+154.3%
US asset-backed obligations	3,353	5,848	+74.4%	12,662	42,964	+239.3%
International asset-backed obligations	5,518	896	-83.8%	6,932	6,859	-1.1%
Net par outstanding[3]				**290,055**	**318 665**	**+9.9%**
Municipal				170,938	195,509	+14.4%
US municipal obligations				*164,793*	*187,059*	*+13.5%*
International municipal obligations				*6,145*	*8,450*	*+37.5%*
Asset-backed obligations				119,117	123,156	+3.4%
US asset-backed obligations				*81,569*	*90,804*	*+11.3%*
International asset-backed obligations				*37,548*	*32,352*	*-13.8%*

1 Present value of premiums originated (PV premiums).

2 Present value of future net interest margin from guaranteed investments contracts (GICs) issued to municipalities and other market participants.

3 Excludes amounts relating to FSA-insured GICs and consolidated VIEs.

Public/Project Finance and Credit Enhancement

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004
TOTAL								
Revenues	**459**	**481**	**472**	**468**	**486**	**501**	**501**	**526**
- net interest and related income	*317*	*315*	*315*	*299*	*342*	*343*	*328*	*326*
- net commissions and other income	*47*	*66*	*55*	*61*	*52*	*57*	*59*	*76*
- technical and financial margin of insurance activities	*95*	*100*	*102*	*108*	*92*	*100*	*113*	*123*
Costs	**(159)**	**(155)**	**(159)**	**(176)**	**(162)**	**(167)**	**(170)**	**(174)**
Gross operating income	**300**	**327**	**314**	**292**	**324**	**334**	**331**	**351**
Cost of risk	(24)	(6)	(27)	(29)	(12)	(4)	0	(14)
Operating income	**277**	**321**	**287**	**264**	**312**	**330**	**331**	**337**
Net gains & recoveries on long-term investments	0	2	0	(7)	45	(2)	2	49
Corporate income tax	(83)	(87)	(87)	(61)	(90)	(97)	(97)	(106)
Income from equity-accounted companies	10	1	(3)	1	4	14	(8)	4
Net income before minority interests	**204**	**237**	**196**	**196**	**271**	**245**	**229**	**284**
Minority interests	10	9	10	15	14	11	7	10
Net income	**195**	**228**	**186**	**180**	**257**	**233**	**222**	**274**
NONRECURRING ITEMS								
Revenues				**5**				
- net interest and related income								
- net commissions and other income				*5*				
- technical and financial margin of insurance activities								
Costs				**(4)**				
Gross operating income				**1**				
Cost of risk								
Operating income				**1**				
Net gains & recoveries on long-term investments					47	(3)		39
Corporate income tax					4	1		(3)
Income from equity-accounted companies				(2)				
Net income before minority interests				**(1)**	**50**	**(2)**		**36**
Minority interests								
Net income				**(1)**	**50**	**(2)**		**36**
UNDERLYING								
Revenues	**459**	**481**	**472**	**464**	**486**	**501**	**501**	**526**
- net interest and related income	*317*	*315*	*315*	*299*	*342*	*343*	*328*	*326*
- net commissions and other income	*47*	*66*	*55*	*56*	*52*	*57*	*59*	*76*
- technical and financial margin of insurance activities	*95*	*100*	*102*	*108*	*92*	*100*	*113*	*123*
Costs	**(159)**	**(155)**	**(159)**	**(172)**	**(162)**	**(167)**	**(170)**	**(174)**
Gross operating income	**300**	**327**	**314**	**292**	**324**	**334**	**331**	**351**
Cost of risk	(24)	(6)	(27)	(29)	(12)	(4)	0	(14)
Operating income	**277**	**321**	**287**	**263**	**312**	**330**	**331**	**337**
Net gains & recoveries on long-term investments	0	2	0	(7)	(1)	1	2	9
Corporate income tax	(83)	(87)	(87)	(61)	(94)	(98)	(97)	(103)
Income from equity-accounted companies	10	1	(3)	2	4	14	(8)	4
Net income before minority interests	**204**	**237**	**196**	**197**	**221**	**247**	**229**	**248**
Minority interests	10	9	10	15	14	11	7	10
Net income	**195**	**228**	**186**	**182**	**207**	**235**	**222**	**238**

1 Pro forma from Q1 2003 to Q3 2004.

Retail Financial Services

UNDERLYING STATEMENT OF INCOME[1]

EXCLUDING NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q4 2003*	*Q4 2004*	*Evolution Q4 2004/ Q4 2003*	*Year 2003*	*Year 2004*	*Evolution 2004/ 2003*
Revenues	**449**	**474**	**+5.6%**	**1,770**	**1,915**	**+8.2%**
- net interest and related income	313	306	-2.5%	1,189	1,267	+6.6%
of which interest on E.E.A.[2]	*25*	*25*	*n.s.*	*99*	*99*	*-0.4%*
- net commissions and other income	80	97	+20.2%	327	363	+11.0%
- technical and financial margin of insurance activities	55	72	+30.5%	254	285	+11.9%
Costs	**(351)**	**(347)**	**-1.1%**	**(1,376)**	**(1,396)**	**+1.5%**
Gross operating income	**98**	**127**	**+29.9%**	**394**	**518**	**+31.6%**
Cost of risk	(1)	(12)	n.s.	(32)	(34)	+5.3%
Operating income	**96**	**114**	**+19.0%**	**361**	**484**	**+34.0%**
Net gains & recoveries on long-term investments	3	1	-43.7%	4	0	n.s.
Corporate income tax	(22)	(42)	n.s.	(111)	(163)	+46.6%
Income from equity-accounted companies	8	8	-4.3%	32	35	+11.0%
Net income before minority interests	**85**	**82**	**-3.6%**	**286**	**357**	**+24.8%**
Minority interests	(2)	0	n.s.	(1)	(1)	n.s.
Net income	**87**	**82**	**-5.6%**	**287**	**359**	**+24.8%**
Cost-income ratio	78.2%	73.2%		77.7%	72.9%	
ROEE[3]	19.0%	17.7%		15.9%	19.3%	
Allocated equity (end of period)	1,799	1,852		1,799	1,852	

1 Pro forma for 2003 and Q4 2003.

2 Economic Equity Allocated.

3 Return on economic equity (net income before minority interests/allocated equity), annualized for the quarter.

RESULTS

IMPORTANT NOTE

The analysis hereafter is **based on the underlying data** (i.e. excluding nonrecurring items) for this business line, in order to allow a better understanding of the fundamental trends of the business line. Items considered nonrecurring are detailed on page 34.

Retail Financial Services continued to progress strongly in 2004: the business line achieved a 31.6% growth in its gross operating income (after a 26.1% increase in 2003).

Net income for the full year 2004 amounted to EUR 359 million, up 24.8% compared to 2003. This improvement in profitability was achieved through a significant growth in revenues (+8.2%) associated with a modest increase in costs (+1.5%) thanks to the continuing cost-cutting program related to the integration of Artesia BC. Cost of risk slightly increased (+5.3%) from a 2003 low level. Net income in the fourth quarter of 2004 amounted to EUR 82 million, down 5.6% compared to the fourth quarter of 2003, during which the risk and tax charges were particularly low.

Revenues for the full year 2004 amounted to EUR 1,915 million, up 8.2% or EUR +145 million.

- *Net interest and related income* experienced a strong increase (+6.6% or EUR +79 million). This evolution has been supported by a positive volume effect, on both the deposit side (principally savings accounts) and the lending side (mortgages and loans to SMEs). Finally, the product mix on deposits has improved, increasing the revenues.
- *Commissions* were up 11.0% (or EUR +36 million), as the demand for fee-generating products resumed in 2004, especially in the second part of the year.
- The *technical and financial margin of insurance activities* increased by 11.9%, or EUR +30 million, thanks to the good business originations over the year, and also to higher financial results.

Fourth-quarter revenues amounted to EUR 474 million, up 5.6% compared to the same period of last year. Noticeable is the higher level of commissions resulting from significant net inflows in mutual funds during this period.

Costs amounted to EUR 1,396 million for the full year 2004, up 1.5%. This moderate increase of EUR +20 million was experienced in Belgium (EUR +12 million), and in Luxembourg (EUR +7 million). Staff costs and general administrative expenses decreased, showing the tangible results of the integration of Artesia BC. In the other direction, commissions paid to the agents' network increased reflecting the higher production and profitability of the commercial activity generating the revenue increase described above.

Fourth-quarter costs reached EUR 347 million, down 1.1% compared to the same period of last year, and practically flat during the four quarters of 2004.

Gross operating income amounted to EUR 518 million for the full year (+31.6%), and to EUR 127 million in the fourth quarter (+29.9%), reflecting the trends described above.

The **cost-income ratio** thus improved significantly to 72.9% from 77.7% in the previous year.

Cost of risk amounted to EUR 34 million in 2004 compared to EUR 32 million in 2003, i.e. a slight increase of 5.3%.

Corporate income tax increased by 46.6% in 2004 and reached EUR 163 million, corresponding to a 34% tax rate, higher than in 2003 (30%), which benefited from fiscal latencies.

The **return on economic equity** (ROEE[1]) continued to improve and stood at 19.3% for the full year 2004. It was 15.9% in 2003 and 10.8% in 2002.

1 Net income before minority interests as a percentage of allocated equity at the end of the period.

PRESENTATION, STRATEGY AND OUTLOOK

Background

Before becoming a founding member of the Dexia Group in 1996, Crédit Communal de Belgique was both the preferred bank of the municipalities and one of the largest retail banking networks in Belgium, particularly strong in household savings and asset gathering. Over time, the product range and customer targets enlarged as it grew into a full-fledged commercial bank. In 2000, the Dexia brand was introduced and this was followed by the acquisition of Artesia Banking Corporation in 2001, giving an even greater scope in both banking and insurance to the commercial franchise of Dexia in Belgium. Today, Dexia is one of the three largest banking players in Belgium. The Group also enjoys a significant commercial position in Luxembourg, through Dexia BIL and its 40 branches.

Prior to 2004, retail banking and insurance activities were part of the same business line: Retail Financial Services (RFS). In 2004, the Group decided to reorganize these activities, effective from 2005 on. This modified the scope of the business line and it now includes Private Banking. At the same time, insurance operations migrated to the third business line of Dexia, Investment Management and Insurance Services (IMIS). The second business line, now called Personal Financial Services (PFS), has a pure distribution focus and deploys its wide product offering to all segments of its market, ranging from basic payment services to high added-value financial solutions.

Strategy and outlook

The strategic focus of PFS is to distribute its own products and services as well as those created in other business lines of the Group (primarily IMIS and Treasury and Financial Markets – TFM), to a clientele predominantly composed of households, which also includes affluent and high net worth individuals, professionals and self-employed individuals, and small and medium-sized companies.

Home markets

The greatest part of the activity is conducted in Belgium and Luxembourg, where a broad and comprehensive distribution apparatus exists. Dexia Bank operates a network of 1,187 bank branches in Belgium, of which 871 are managed by independent agents. Dexia Insurance distributes its life and nonlife products through the bank's network as well as through a network of 238 exclusive agents, 1,697 brokers, and a direct channel called Corona.

The integration and streamlining of the distribution network actively continued in 2004. The independent agents network was reduced by a further eighteen units. This means that the objective set in 2001 to operate less than 900 independent branches by 2005 has already been met. In 2004, the network operated by bank employees closed 78 branches, reducing the number of outlets to 316. A further 100 branches in the employee network will be closed by the end of 2005.

The integration of Artesia BC aimed at achieving substantial cost synergies in the range of EUR 180 to 200 million for the full year 2005. Synergies of EUR 222 million were achieved in 2004, indicating the success of the process, both in absolute value and timing of realization. These synergies were obtained, in particular, in the business line. The thorough rationalization regarding the banking network that followed the acquisition of Artesia BC will be completed in 2005. The reorganization of channels distributing only insurance products and their streamlining will continue beyond 2005 with the aim of achieving the most efficient commercial coverage in the Belgian market.

International

PFS operates a large number of businesses outside Belgium and Luxembourg. These involve various types of approaches and/or product focus. The main areas are:

- **France** – Besides its numerous and important businesses in Public Finance, Dexia operates several units of PFS. The Group holds a 20% participation in Crédit du Nord, a renowned retail bank which has 648 branches in the principal regions of the country. Dexia wholly owns a private bank, Dexia Banque Privée France, headquartered in Paris. Dexia Epargne Pension, started in 2002, is an insurance business specialist.
- **Switzerland** – The Group operates a private bank: Dexia Banque Privée Suisse.
- **Slovakia** – Dexia operates Dexia banka Slovensko, a bank with 52 branches, which caters both to the local public clients and to the personal sector.
- **Spain** – Dexia holds a 40% participation in Popular Banca Privada, a private banking joint venture with Banco Popular.
- Dexia operates several private banking businesses in many other countries.

Outlook

PFS will continue its future developments along two lines:

- Dexia will aim at reinforcing its commercial presence in its home areas as a next step after the rationalization of the networks. This will be done principally by obtaining a higher share of wallet of its existing clienteles;
- the area of international expansion is both a challenge and opportunity for Dexia, given the rapidly changing scene of European financial services. Partnerships, alliances and other types of business combinations are being actively examined, including acquisitions, if opportu-

nities arise and value can be created. Notably, these are when potential synergies between the retail banking presence and the public finance franchise can occur, as well as in the field of Private Banking (as successfully experienced in Spain).

ACTIVITY

In 2004, interest rates remained globally low in Europe (with a flattening of the yield curve in the second part of the year) and equity capital markets continued to recover. While clients continued to prefer guaranteed-yield products in the first part of the year, demand in mutual funds resumed in the second half of the year.

At year-end 2004, ***customer assets*** were 7.3% ahead on the prior year, at EUR 87.8 billion. Balance-sheet products (EUR 56.8 billion) were up 2.4% over the last twelve months, with a change in the product mix (shift from savings bonds to savings accounts continued throughout the year), while off-balance-sheet products (mutual funds and insurance products) increased significantly over the year (+17.6% in one year), with an acceleration in the fourth quarter (+9.0% in the last three months of 2004).

Principal trends were as follows:

- a strong increase in savings accounts (+15.3%) in 2004, reaching EUR 28.9 billion at year-end; this is the result of the shift from savings bonds (-21.8% in one year) to savings accounts. The growth rate of this product slowed down in the second half of the year, customers preferring to invest in mutual funds;
- an increase in other deposits (+4.3% over 12 months);
- a strong increase in mutual funds, especially in the fourth quarter. Customer assets in mutual funds amounted to EUR 20.0 billion at year-end 2004, a 13.5% increase in one year (or EUR 2.4 billion). Net inflows represented 1.8 billion for the whole year and EUR 1.1 billion solely for the fourth quarter.

Regarding ***insurance activities***, technical reserves on life policies were up 30.1% in one year. This increase is explained both by better capital markets and good commercial performances in 2004, in all categories of policies.

Premiums received from retail customers reached EUR 2,498 million in 2004, up 13.6% on 2003. The best performance came from unit-linked products – branch 23 – (+27.2% in one year), especially in France (Dexia Epargne Pension). In nonlife, new premiums reached EUR 343 million, up 8.3% on 2003.

At December 31, 2004, ***loans to retail customers*** reached EUR 24.2 billion, up 6.0% on the previous year, and 0.7% on three months. This increase stems mainly from the mortgage market: volumes were up 6.3% over 12 months and 1.5% over the last 3 months of the year to reach EUR 15.1 billion at year-end. Consumer loans declined slightly (-2.5% in one year). Loans to small and medium-sized companies (SMEs) and the self-employed continued to grow throughout the year (+8.0% over 12 months) and reached EUR 7.1 billion at year-end.

CUSTOMER DEPOSITS AND INVESTMENT PRODUCTS[1]

in millions of EUR	2003	2004				*Evolution*	*Evolution*
	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	Dec. 2004/ Sept. 2004	Dec. 2004/ Dec. 2003
Deposits	33,556	35,361	36,887	37,004	37,748	+2.0%	+12.5%
Savings accounts[1]	*25,021*	*26,668*	*27,677*	*28,082*	*28,850*	*+2.7%*	*+15.3%*
Other deposits	*8,535*	*8,693*	*9,210*	*8,922*	*8,898*	*-0.3%*	*+4.3%*
Savings bonds	14,568	13,538	12,695	12,059	11,390	-5.5%	-21.8%
Dexia euro-bonds[2]	7,359	7,276	7,293	7,624	7,677	+0.7%	+4.3%
Total balance-sheet products	**55,483**	**56,175**	**56,875**	**56,687**	**56,815**	**+0.2%**	**+2.4%**
Cooperator's shares[3]	1,298	1,288	1,326	1,321	1,321	-	+1.8%
Mutual funds (OPCVM)[4]	17,656	18,257	18,239	18,618	20,039	+7.6%	13.5%
Life insurance technical reserves	7,376	7,825	8,194	8,455	9,597	+13.5%	+30.1%
Total customer deposits and investment products	**81,814**	**83,545**	**84,633**	**85,079**	**87,772**	**+3.2%**	**+7.3%**

1 In the financial statements, savings accounts only include the Belgian administered rate savings accounts.
2 Euro-bonds issued by the Dexia Group and sold by the Belgian network of Dexia.
3 In Q3 2004, newly identified cooperator's shares, stockholders of Arco group (Arcofin & Arcopar & Arcoplus), were added to the figures and previous periods were restated.
4 Mutual funds sold by the Dexia Bank Group network of agents.

CUSTOMER LOANS[5]

in millions of EUR	2003	2004				*Evolution*	*Evolution*
	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	Dec. 2004/ Sept. 2004	Dec. 2004/ Dec. 2003
Loans to customers	16,194	16,401	16,582	16,826	17,044	+1.3%	+5.2%
Mortgage loans	*14,176*	*14,365*	*14,591*	*14,850*	*15,076*	*+1.5%*	*+6.3%*
Consumer loans	*2,018*	*2,036*	*1,991*	*1,976*	*1,968*	*-0.4%*	*-2.5%*
Loans to SMEs and the self-employed	6,595	6,906	7,099	7,182	7,123	-0.8%	+8.0%
Total	**22,789**	**23,306**	**23,680**	**24,008**	**24,168**	**+0.7%**	**+6.0%**

5 Since the beginning of 2004, customer loans of Slovakia are included and the first business line of Luxembourg is identified. Previous periods were restated.

EARNED INSURANCE PREMIUMS

in millions of EUR	Q3 2004	Q4 2004	*Evolution* Q4 2004/ Q3 2004	Dec. 2003	Dec. 2004	*Evolution* Dec. 2004/ Dec. 2003
Life	491	705	+43.6%	1,883	2,155	+14.5%
Branch 21	*313*	*522*	*+66.8%*	*1,339*	*1,463*	*+9.3%*
Branch 23	*178*	*183*	*+2.8%*	*544*	*692*	*+27.2%*
Nonlife	82	82	-	317	343	+8.3%
Total	**573**	**787**	**+37.3%**	**2,200**	**2,498**	**+13.6%**

Retail Financial Services

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004
TOTAL								
Revenues	**422**	**453**	**452**	**449**	**471**	**499**	**471**	**474**
- net interest and related income	*279*	*291*	*306*	*313*	*323*	*320*	*319*	*306*
- net commissions and other income	*82*	*85*	*85*	*81*	*79*	*102*	*85*	*97*
- technical and financial margin of insurance activities	*61*	*77*	*61*	*55*	*69*	*77*	*67*	*72*
Costs	**(341)**	**(336)**	**(350)**	**(354)**	**(354)**	**(349)**	**(347)**	**(347)**
Gross operating income	**81**	**117**	**102**	**94**	**117**	**150**	**125**	**127**
Cost of risk	(13)	(8)	(10)	(1)	(10)	(7)	(5)	(12)
Operating income	**69**	**109**	**92**	**93**	**107**	**144**	**120**	**114**
Net gains & recoveries on long-term investments	0	3	7	2	(1)	(3)	0	1
Corporate income tax	(26)	(32)	(10)	(16)	(34)	(46)	(40)	(41)
Income from equity-accounted companies	7	9	8	14	11	6	10	8
Net income before minority interests	**49**	**89**	**97**	**93**	**83**	**101**	**90**	**82**
Minority interests	0	1	1	(2)	0	0	(1)	0
Net income	**49**	**88**	**97**	**96**	**83**	**101**	**91**	**82**
NONRECURRING ITEMS								
Revenues			**6**					
- net interest and related income								
- net commissions and other income			*6*					
- technical and financial margin of insurance activities								
Costs			**(1)**	**(4)**				
Gross operating income			**5**	**(3)**				
Cost of risk							1	
Operating income			**5**	**(3)**			**1**	
Net gains & recoveries on long-term investments			8			(3)		
Corporate income tax			21	6		1		
Income from equity-accounted companies				6				
Net income before minority interests			**34**	**8**		**(1)**		
Minority interests								
Net income			**34**	**8**		**(1)**		
UNDERLYING								
Revenues	**422**	**453**	**446**	**449**	**471**	**499**	**471**	**474**
- net interest and related income	*279*	*291*	*306*	*313*	*323*	*320*	*319*	*306*
- net commissions and other income	*82*	*85*	*79*	*80*	*79*	*102*	*85*	*97*
- technical and financial margin of insurance activities	*61*	*77*	*61*	*55*	*69*	*77*	*67*	*72*
Costs	**(341)**	**(336)**	**(349)**	**(351)**	**(354)**	**(349)**	**(347)**	**(347)**
Gross operating income	**81**	**117**	**98**	**98**	**117**	**150**	**125**	**127**
Cost of risk	(13)	(8)	(10)	(1)	(10)	(7)	(6)	(12)
Operating income	**69**	**109**	**87**	**96**	**107**	**144**	**119**	**114**
Net gains & recoveries on long-term investments	0	3	(1)	3	(1)	0	0	1
Corporate income tax	(26)	(32)	(31)	(22)	(34)	(47)	(40)	(42)
Income from equity-accounted companies	7	9	8	8	11	6	10	8
Net income before minority interests	**49**	**89**	**63**	**85**	**83**	**102**	**89**	**82**
Minority interests	0	1	1	(2)	0	0	(1)	0
Net income	**49**	**88**	**63**	**87**	**83**	**102**	**91**	**82**

1 Pro forma from Q1 2003 to Q3 2004.

Investment Management Services

(Asset Management, Fund Administration and Private Banking)

UNDERLYING STATEMENT OF INCOME[1]

EXCLUDING NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q4 2003*	*Q4 2004*	*Evolution Q4 2004/ Q4 2003*	*Year 2003*	*Year 2004*	*Evolution 2004/ 2003*
Revenues	**212**	**225**	+6.2%	**804**	**852**	+5.9%
- net interest and related income	101	91	-9.4%	432	374	-13.5%
of which interest on E.E.A.[2]	*6*	*6*	*n.s.*	*28*	*23*	*-18.9%*
- net commissions and other income	111	134	+20.3%	372	479	+28.5%
- technical and financial margin of insurance activities	0	0	n.s.	0	0	n.s.
Costs	**(135)**	**(137)**	+1.2%	**(532)**	**(542)**	+1.7%
Gross operating income	**77**	**89**	+15.1%	**272**	**311**	+14.2%
Cost of risk	(7)	(1)	-92.1%	(20)	(3)	-87.2%
Operating income	**70**	**88**	+25.9%	**252**	**308**	+22.4%
Net gains & recoveries on long-term investments	0	0	n.s.	0	1	n.s.
Corporate income tax	(16)	(24)	+46.6%	(68)	(69)	+1.7%
Income from equity-accounted companies	0	0	n.s.	(1)	1	n.s.
Net income before minority interests	**53**	**64**	+19.6%	**183**	**240**	+31.3%
Minority interests	1	1	n.s.	3	3	-8.0%
Net income	**52**	**63**	+21.4%	**180**	**237**	+32.0%
Cost-income ratio	63.7%	60.7%		66.2%	63.6%	
ROEE[3]	41.4%	59.0%		35.6%	55.8%	
Allocated equity (end of period)	514	431		514	431	

1 Pro forma for 2003 and Q4 2003.

2 Economic Equity Allocated.

3 Return on economic equity (net income before minority interests/allocated equity), annualized for the quarter.

RESULTS

IMPORTANT NOTE

The analysis hereafter is **based on the underlying data** (i.e. excluding nonrecurring items) for this business line, in order to allow a better understanding of the fundamental economic trends of the business. Items considered nonrecurring are detailed on page 34.

Net income for the full year 2004 amounted to EUR 237 million, up 32.0% compared to 2003, and +33.8% at constant exchange rate. Excluding Dexia Bank Nederland, 2004 net income stood at EUR 197 million vs. EUR 124 million for 2003, a 58.3% increase. This stems from a good revenue generation in all segments of the business line and a moderate increase of costs.

In the fourth quarter, net income amounted to EUR 63 million, up 21.4% in one year. The latter amount includes EUR 29 million of performance fees, of which EUR 8 million were recognized in the period, although they should normally accrue in 2005. This was done in view of the changes, introduced in 2005, in the mode of charging performance fees (see below).

Gross operating income reached EUR 311 million for the full year 2004, a 14.2% increase compared to 2003 (EUR +39 million), despite a EUR 40 million decline at Dexia Bank Nederland, due primarily to the drop in share leasing outstanding loans, and secondly to the improved business mix, increased volumes in Asset Management and Fund Administration, and a very good operating efficiency. In 2004, Dexia Bank Nederland represented 14% of total business line's gross operating income.

- **Asset Management** has experienced a very good year. The gross operating income reached EUR 99 million (EUR +45 million more than in 2003, a 83.2% increase). This is due to the rise in revenues (+37.4%), in correlation with the increase of outstandings (assets under management went up 12% over the year) generating management fees. Performance fees have also contributed to this very high number, as they totalled EUR 55 million for the full year 2004 (EUR 7 million in the first quarter, EUR 19 million in the second quarter, and EUR 29 million in the fourth quarter). From 2005, the major part of performance fees will be replaced by increased management fees. Costs increased (+9.2% in one year), in conjunction with the strong development of the activity.

- **Fund Administration** revenues were up 7.5%, thanks to a rise in volumes of capital managed and development of related services, despite an environment which remained very competitive and resulted in margin pressure. Costs were also up (+7.3%) in the context of strong development in activity. As a result, gross operating income increased by 7.9% (or EUR +5 million) to reach EUR 72 million for the full year.

- In **Private Banking**, gross operating income amounted to EUR 96 million, up 41.8% (or EUR +28 million) thanks to a rise in revenues (+12%) and contained costs (+3.1%). This is a result of a significant improvement of the yield on the assets managed, and directly related to the strategy to reallocate customer assets to more value-added products.

QUARTERLY EVOLUTION OF THE UNDERLYING GROSS OPERATING INCOME[1]

Asset Management

in millions of EUR	2003	2004	Q1 04	Q2 04	Q3 04	Q4 04
Revenues	141	194	45	50	36	63
Costs	(88)	(96)	(23)	(24)	(22)	(27)
Gross operating income	**54**	**99**	**22**	**26**	**14**	**36**

Fund Administration

in millions of EUR	2003	2004	Q1 04	Q2 04	Q3 04	Q4 04
Revenues	214	230	57	59	56	58
Costs	(147)	(158)	(38)	(39)	(39)	(42)
Gross operating income	**67**	**72**	**19**	**20**	**17**	**17**

Private Banking

in millions of EUR	2003	2004	Q1 04	Q2 04	Q3 04	Q4 04
Revenues	293	328	79	82	79	89
Costs	(226)	(233)	(56)	(58)	(58)	(60)
Gross operating income	**67**	**96**	**23**	**23**	**21**	**28**

Dexia Bank Nederland

in millions of EUR	2003	2004	Q1 04	Q2 04	Q3 04	Q4 04
Revenues	156	99	35	28	21	15
Costs	(72)	(55)	(20)	(15)	(13)	(8)
Gross operating income	**84**	**44**	**15**	**13**	**8**	**8**

Total Investment Management Services

in millions of EUR	2003	2004	Q1 04	Q2 04	Q3 04	Q4 04
Revenues	804	852	216	219	192	225
Costs	(532)	(542)	(137)	(136)	(133)	(137)
Gross operating income	**272**	**311**	**79**	**84**	**59**	**89**

1 Pro forma from Q1 2004 to Q3 2004 and for 2003.

PRESENTATION AND STRATEGY

Until the end of 2004, Investment Management Services (IMS) encompassed Asset Management, Fund Administration and Private Banking activities. The reorganization decided at Group level in 2004 and effective from 2005 has modified the scope of the business line, renamed Investment Management and Insurance Services (IMIS).

IMIS now includes insurance activities whilst Private Banking activities migrated to Personal Financial Services (PFS), which has a pure distribution focus. The operations in the Netherlands of Dexia Bank Nederland (formerly Bank Labouchere), part of this business line until 2004, were transferred into the Central Assets.

IMIS strategy is largely driven by the search of product quality and performance and the continuing drive to improve productivity. As an example, the Group is in the process of merging its production platforms of insurance products (DVV Insurance and Dexia Insurance). These life and nonlife insurance products are distributed through the various Group's networks (Retail and Private Banking networks, exclusive agents, direct insurance, public finance and corporate networks...).

Asset Management

As most banks in continental Europe, Dexia has developed over time its own production capacity in Asset Management. This has concerned mutual funds in the first place, considering the retail networks' growing demand for this kind of products, with increasing levels of sophistication. This expertise has then been offered to institutional investors, among Dexia's traditional clients – for instance the institutions of the public sector – but also to other institutions through a direct approach.

Dexia Asset Management is today the main unit of the Group where Asset Management skills are concentrated. Dexia Asset Management is a significant European player, with coverage in Belgium, Luxembourg, France, Italy, Spain, Switzerland, Germany, Austria, the United Kingdom, the Scandinavian countries, and in Australia.

Dexia Asset Management has a global coverage and manages a complete range of products including equity, fixed-income, money market and diversified funds. The company holds strong positions in specific areas such as alternative management and SRI (socially responsible investment) funds. The latter is strongly developed, in view of the Dexia Group's commitment to sustainable development.

The products are distributed either through the various Group's distribution channels (Retail and Private Banking networks, Public Finance networks), or via third parties networks. Besides, a part of the business comes from institutional mandates.

Dexia Asset Management's objective is to keep increasing the performance ratings of the product range whilst achieving superior productivity (one of the best in Europe), through a strict control of operating costs. Dexia Asset Management will continue to leverage on the Group's distribution networks, retail and private clients, public finance institutions, and will also develop its activity with other institutional clients.

Fund Administration

This business encompasses the custody and other administrative tasks relative to securities and funds. Dexia offers three types of services: *custody and related services*, *central administration* (book-keeping of the funds, legal work, providing periodic valuations...), and *transfer agent* services (keeping the registers and managing subscriptions and redemptions of the funds shares).

Dexia is a leading player in this industry in Europe owing to its leading position in the market of Luxembourg, which is the second largest in Europe, after France. Dexia has developed over the years a renowned expertise in the *central administration* and *transfer agent* businesses and is now a European leader in these two activities. Dexia has gradually strengthened its "franchise" under the Dexia Fund Services (DFS) and FETA (First European Transfer Agent) trademarks.

Dexia has developed outside Luxembourg and now operates in many other European countries. In Ireland, the 6th largest European market, Dexia Fund Services has rapidly gained a sizeable market share. In continental Europe, Dexia Fund Services has a comprehensive offer in many countries: in France, DFS has increased following the acquisition of FMS Hoche in November 2004 and is shoring up its position as market leader in the provision of services to alternative funds, which represent the fastest growing component of the market. In Italy, DFS started its activity in 2003 and quickly won a multi-billion mandate. European coverage also includes operations in the Netherlands, Belgium, Spain and Switzerland. Dexia Fund Services is also present in Hong Kong and Singapore.

European market offers a high potential as demand for global and comprehensive services is growing. A competitive environment creates persistent pressures on prices and on the demand for constant improvements of the services provided. In this challenging context, Dexia Fund Services continuously broadens its range of products, and enhances the quality of its service, which contributes to expand its franchise.

Private Banking

Dexia provides affluent and wealthy clients with a wide range of services, the main ones being asset management under mandate (discretionary or simply advisory, where the final investment decision is made by the client). Historically, Dexia has developed over time a strong presence in Luxembourg, through the franchise of BIL (Banque Internationale à Luxembourg), a leading bank in the Grand Duchy.

Following the creation of the Dexia Group in 1996, Dexia BIL has expanded its operations both in the traditional private banking centers (Switzerland, Jersey...), and in some "onshore" markets.

Private banking activities are conducted differently according to the distribution channels on which the Group can rely. In those countries where there is an existing network, such as Belgium or Luxembourg, the objective is largely to offer a complete and adapted level of services to affluent and high net worth individuals who are already clients of the bank. In the countries where Dexia does not hold its own distribution capacity, the route of alliances or joint ventures is preferred, such as in Spain, where a joint subsidiary was created in 2002 with Banco Popular (Popular Banca Privada), where Dexia holds a stake of 40%.

ACTIVITY

In 2004, Investment Management Services progressed, with volumes up in Asset Management and Fund Administration, and flat in Private Banking. The fourth quarter showed strong activity and benefited from the stronger demand from retail clients for mutual funds.

Assets under management reached EUR 85.8 billion at year-end, up 12.3% (EUR +9.4 billion) on one year earlier. This evolution results from a positive market effect but mostly from strong organic growth (EUR 5.2 billion), both institutional clients and retail clients showing a greater appetite for mutual funds especially in the last part of the year. As of December 31, 2004, assets under management to institutional clients amounted to EUR 27.0 billion (of which EUR 8.7 billion of mutual funds). Dexia Asset Management, which manages EUR 71.2 billion of assets, still shows a very good productivity ratio (costs represented 13 basis points of assets under management, stable on 2003), one of the lowest in the industry. This gives Dexia a strong competitive edge in the institutional market.

Assets under management as of Dec. 31, 2003	EUR	76.4 billion
- Net inflow	*EUR*	*+5.2 billion*
- Market effect	*EUR*	*+4.2 billion*
Assets under management as of Dec. 31, 2004	EUR	85.8 billion

Fund Administration activity remained very strong.

Total *assets under custody* amounted to EUR 348.3 billion at year-end 2004, up 15.0% on one year earlier. Funds represent EUR 188.7 billion of the total, up 36.0% in one year. The activity has developed in new countries such as Italy, which completed Dexia Fund Services franchise in Europe (Luxembourg and France, the two largest European markets, Ireland, Belgium and the Netherlands).

The *central administration* activity has experienced growth (+8.4% in one year in terms of net asset value to calculate), with new mandates won in the fourth quarter. Dexia Fund Services acquired FMS Hoche in November 2004, a Fund Administration based in Paris, with a view to strengthening its position on the French market, the largest in Europe. This company will be consolidated as from 2005.

The *transfer agent* activity also improved, the number of transactions (subscription/repurchase) rose by 41.7% in one year, with a strong rebound in the fourth quarter.

Private Banking customer assets amounted to EUR 27.7 billion as of December 31, 2004, flat on one year and three months earlier. However, this amount does not include the assets managed by Popular Banca Privada, the joint venture in Spain between Banco Popular and Dexia, where assets totalled EUR 2.3 billion at year-end 2004, up 35.2% in one year.

A slight positive market effect (EUR +0.7 billion) was offset by net outflows, which occurred mostly in Luxembourg (EUR -0.8 billion, of which EUR -0.4 billion in the fourth quarter in the context of the Belgium tax amnesty). This was partly compensated for by net positive inflows in France, where customer assets increased by 6.9% in one year, and also in Belgium where Dexia Bank managed to obtain part of the funds coming from Luxembourg. Luxembourg now represents 69% of total assets, Switzerland 10%, France 10% and Belgium 10%. The portion of assets managed with a discretionary mandate represents 18% of total assets, those with an advisory mandate 40% and those with no mandate 42%.

Private Banking customer assets as of Dec. 31, 2003	EUR	27.7 billion
- Net inflow	*EUR*	*-0.7 billion*
- Market effect	*EUR*	*+0.7 billion*
Private Banking customer assets as of Dec. 31, 2004	EUR	27.7 billion

Share-leasing outstanding loans in the Netherlands were EUR 2.4 billion at year-end, falling significantly (-20.9%) from the level at December 31, 2003 (EUR 3.1 billion). The total lack of collateral for the portfolio amounted to EUR 812 million at year-end.

ASSET MANAGEMENT[1]

in billions of EUR	2003	2004				Evolution	Evolution
	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	Dec. 31, 2004/ Sept. 30, 2004	Dec. 31, 2004/ Dec. 31, 2003
Total assets managed[2]	76.4	80.8	81.1	82.3	85.8	+4.3%	+12.3%
By management entity							
- Dexia Asset Management	62.2	65.8	66.5	67.5	71.2	+5.5%	+14.5%
- other[3]	14.2	15.0	14.6	14.8	14.6	-1.5%	+2.7%
By type of management							
- mutual funds management	43.7	46.2	46.7	47.0	49.6	+5.5%	+13.5%
- advisory management	10.6	11.1	10.7	10.7	10.5	-1.9%	-0.9%
- discretionary management	7.0	7.3	7.1	7.2	7.0	-2.8%	0.0%
- institutional fund management	15.1	16.2	16.6	17.4	18.7	7.5%	+23.8%

1 Pro forma as Société Monégasque de Banque Privée and Kempen & Co left the Group in 2004; excluding Dexia Bank Nederland.
2 Assets counted twice included.
3 Group Dexia Banque Internationale à Luxembourg.

FUND ADMINISTRATION[1]

	Q3 2004	Q4 2004	Evolution Q4 2004/ Q3 2004	Dec. 31, 2003	Dec. 31, 2004	Evolution Dec. 31, 2004/ Dec. 31, 2003
Custody Services[1]						
Capital managed end of period (in billions of EUR)	180.8	188.7	+4.4%	138.7	188.7	+36.0%
Number of portfolios end of period	2,039	2,073	+1.7%	2,024	2,073	+2.4%
Number of buying/selling transactions securities	149,453	195,664	+30.9%	560,143	682,708	+21.9%
Central Administration Services						
Capital managed end of period (in billions of EUR)	153.9	169.0	+9.8%	122.4	169.0	+38.1%
Number of NAV to calculate in the year (forecast)	340,801	357,051	+4.8%	329,337	357,051	+8.4%
Number of portfolios end of period	1,881	1,962	+4.3%	1,772	1,962	+10.7%
Transfer Agent Services						
Assets managed end of period (in billions of EUR)	310.5	336.0	+8.2%	271.3	336.0	+23.8%
Number of registers end of period	5,265	5,318	+1.0%	5,080	5,318	+4.7%
Number of subscriptions/repurchase (millions)	1.76	2.15	+22.0%	5.38	7.63	+41.7%
Number of accounts end of period (millions)	3.22	4.29	+33.2%	2.84	4.29	+51.1%

1 Mandates to DFS only.

PRIVATE BANKING[1]

in billions of EUR	2003	2004				Evolution	Evolution
	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	Dec. 31, 2004/ Sept. 30, 2004	Dec. 31, 2004/ Dec. 31, 2003
Total customer assets	27.7	28.5	27.6	27.7	27.7	-	-0.2%
By type of products							
Securities	12.8	13.4	13.0	13.2	13.3	+0.8%	+3.9%
Monetary deposits	7.5	7.4	7.0	7.0	7.0	-	-6.7%
Mutual Funds	6.7	6.9	6.7	6.5	6.3	-3.1%	-6.0%
Bancassurance[2]	0.7	0.8	1.0	1.0	1.1	+10.0%	+57.1%
By type of management							
Discretionary management	5.0	5.2	5.1	5.1	4.9	-3.9%	-2.0%
Advisory management	10.9	11.5	11.2	11.2	11.0	-1.8%	+0.9%
Without mandate	11.8	11.8	11.4	11.4	11.8	+3.5%	0.0%

1 Pro forma as Société Monégasque de Banque Privée and Kempen & Co left the Group in 2004; excluding Dexia Bank Nederland.
2 Isolation of the life insurance products (branch 21 and 23) sold to the private banking clients. Previous periods have been restated.

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004
		TOTAL						
Revenues	200	204	194	221	226	229	203	210
- net interest and related income	*114*	*114*	*109*	*110*	*104*	*107*	*102*	*101*
- net commissions and other income	*86*	*90*	*85*	*111*	*122*	*122*	*101*	*109*
- technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Costs	(139)	(135)	(137)	(136)	(137)	(137)	(134)	(137)
Gross operating income	61	68	57	86	89	92	69	73
Cost of risk	(24)	10	(16)	(7)	(1)	2	2	(183)
Operating income	37	78	42	78	88	94	71	(109)
Net gains & recoveries on long-term investments	50	0	0	0	0	1	0	6
Corporate income tax	(25)	(9)	(13)	(20)	(19)	(24)	(10)	149
Income from equity-accounted companies	0	0	0	0	0	0	0	0
Net income before minority interests	62	69	28	59	69	72	62	46
Minority interests	1	1	1	1	1	1	1	1
Net income	61	68	28	57	68	71	62	45
		NONRECURRING ITEMS						
Revenues			5	9	10	10	11	(15)
- net interest and related income			*5*	*9*	*10*	*10*	*11*	*10*
- net commissions and other income								*(25)*
- technical and financial margin of insurance activities								
Costs	(2)	(6)	(5)	(1)		(1)	(1)	
Gross operating income	(2)	(6)		9	10	9	10	(15)
Cost of risk	(23)	13	(7)		(1)	1	4	(182)
Operating income	(25)	8	(8)	9	9	10	14	(198)
Net gains & recoveries on long-term investments	50							7
Corporate income tax	(9)	12	1	(3)	1	(4)	(5)	173
Income from equity-accounted companies								
Net income before minority interests	16	20	(7)	5	10	6	9	(18)
Minority interests								
Net income	16	20	(7)	5	10	6	9	(18)
		UNDERLYING						
Revenues	200	204	189	212	216	219	192	225
- net interest and related income	*114*	*114*	*104*	*101*	*94*	*97*	*91*	*91*
- net commissions and other income	*86*	*90*	*85*	*111*	*122*	*122*	*101*	*134*
- technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Costs	(136)	(130)	(131)	(135)	(137)	(136)	(133)	(137)
Gross operating income	63	74	58	77	79	84	59	89
Cost of risk	(1)	(4)	(8)	(7)	(1)	1	(2)	(1)
Operating income	62	70	49	70	79	84	57	88
Net gains & recoveries on long-term investments	0	0	0	0	0	1	0	0
Corporate income tax	(16)	(21)	(15)	(16)	(20)	(20)	(5)	(24)
Income from equity-accounted companies	0	0	0	0	0	0	0	0
Net income before minority interests	45	49	35	53	58	65	53	64
Minority interests	1	1	1	1	1	1	1	1
Net income	45	49	34	52	57	65	52	63

1 Pro forma from Q1 2003 to Q3 2004.

Treasury and Financial Markets

UNDERLYING STATEMENT OF INCOME[1]

EXCLUDING NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q4 2003*	*Q4 2004*	*Evolution Q4 2004/ Q4 2003*	*Year 2003*	*Year 2004*	*Evolution 2004/ 2003*
Revenues	**102**	**130**	**+27.6%**	**510**	**531**	**+4.2%**
- net interest and related income	98	126	+28.6%	479	492	+2.7%
of which interest on E.E.A.[2]	*12*	*12*	*+1.3%*	*53*	*48*	-9.5%
- net commissions and other income	5	5	n.s.	31	39	+26.3%
- technical and financial margin of insurance activities	0	0	n.s.	0	0	n.s.
Costs	**(42)**	**(44)**	**+5.0%**	**(194)**	**(177)**	**-8.5%**
Gross operating income	**61**	**87**	**+43.0%**	**316**	**354**	**+11.9%**
Cost of risk	(2)	6	n.s.	5	21	x 4.2
Operating income	**59**	**92**	**+56.6%**	**321**	**374**	**+16.6%**
Net gains & recoveries on long-term investments	0	0	n.s.	0	0	n.s.
Corporate income tax	(1)	(27)	n.s.	(59)	(89)	+51.1%
Income from equity-accounted companies	0	0	n.s.	0	0	n.s.
Net income before minority interests	**58**	**66**	**+12.5%**	**262**	**285**	**+8.9%**
Minority interests	0	0	n.s.	2	2	n.s.
Net income	**58**	**66**	**+13.2%**	**260**	**283**	**+9.0%**
Cost-income ratio	40.7%	33.5%		38.0%	33.4%	
ROEE[3]	24.2%	29.1%		27.2%	31.6%	
Allocated equity (end of period)	966	904		966	904	

1 Pro forma for 2003 and Q4 2003.

2 Economic Equity Allocated.

3 Return on economic equity (net income before minority interests/allocated equity), annualized for the quarter.

RESULTS

IMPORTANT NOTE

The analysis hereafter is **based on the underlying data** (i.e. excluding nonrecurring items) for this business line, in order to allow a better understanding of the fundamental trends of the business line. Items considered nonrecurring are detailed on page 34.

Treasury and Financial Markets had a very good year, in progression when compared to the previous year (gross operating income up 11.9% in one year, and up 15.3% at constant exchange rate) despite a high level in 2003, boosted by one-off items. This good performance was achieved thanks to increasing revenues and decreasing operating expenses.

This business line reported a 9.0% growth in earnings for the full year 2004 on the previous year (+12.4% at constant exchange rate). **Net income** for the full year stood at EUR 283 million and EUR 66 million for the fourth quarter alone.

Main contributors are the Credit Spread Portfolio, representing 63% of total business line's earnings, followed by Money Market activities (17%) and Financial Engineering and Derivatives (8%). Note that short-term papers, previously managed by the money market desks, were transferred to the Credit Spread Portfolio.

Revenues for the full year 2004 amounted to EUR 531 million, up 4.2% (or +6.5% at constant exchange rate). This is a very good performance, recalling that 2003 revenues were boosted by capital gains accounted for following the closure of proprietary management activities (EUR 12 million in the first quarter of 2003). Provisions were reversed in the Credit Spread Portfolio in the context of tightening spreads that took place in 2004.

Fourth quarter revenues amounted to EUR 130 million, a strong increase on fourth quarter 2003 and third quarter 2004 revenues.

Costs were reduced by 8.5%, to EUR 177 million for the full year 2004. This results from the downsizing of some activities and the positive effects of the integration at Dexia Bank Belgium, causing, among other, reallocations of central overheads which were, this year, more favorable to the business line.

Gross operating income amounted to EUR 354 million for the full year (+11.9% and +15.3% at constant exchange rate), and to EUR 87 million in the fourth quarter (+43.0% compared to the fourth quarter of 2003).

The **cost-income ratio** improved in 2004, and reached 33.4% for the full year against 38.0% in 2003.

Corporate income tax amounted to EUR 89 million for the full year 2004, up 51.1% in one year. This significant increase is explained by both better operating income, and by the regularization in the tax treatment, in the past, of derivative products, resulting in a EUR 13 million charge accounted for in the fourth quarter of 2004.

Return on economic equity (ROEE[1]) improved and stood at 31.6% in 2004.

1 Net income before minority interests as a percentage of allocated equity at the end of the period.

Treasury and Financial Markets (TFM), largely aimed at giving support to the other business lines of the Group, is also a profit center for the Group.

TFM provides short-term money market products and long-term funding for the Group supporting the growth of the Group's balance sheet.

TFM teams develop, through permanent innovation, the offer of a large range of capital market products (fixed income, structured products based on interest rates and equity derivatives, foreign exchange, securitization) to the customers of the commercial business lines (local authorities, corporates, retail and private clients, institutional investors, fund managers...).

TFM also manages a bond portfolio (Credit Spread Portfolio), which contributes to ensuring a high level of liquidity for the Group and brings a sizeable part of the business line's earnings.

Long-Term Funding

The Group has issued long-term bonds for a total of EUR 28.9 billion for the full year 2004 (against EUR 21.5 billion in 2003) with an average life slightly over 7 years.

The Group continued to take advantage of its AAA-rated issuers – Dexia Municipal Agency (DMA) and Dexia Hypothekenbank Berlin – to meet its funding requirements. Total AAA-rated covered bond issues amounted to EUR 18.3 billion in 2004, with an average life around 8 years.

The breakdown by issuer is shown in the following table:

in billions of EUR	Amounts issued in 2004
Dexia Municipal Agency	8.5
Dexia Crédit Local	3.3
Dexia Bank	1.2
Dexia BIL	0.7
Dexia Crediop	5.4
Dexia Hypothekenbank Berlin	9.8
Total	**28.9**

Credit Spread Portfolio

This portfolio has been built up overtime as a source of income from credit spreads and also serves as liquidity buffer providing flexibility to the long-term funding programs.

Short-term papers, previously managed in the money market activities, were transferred to the Credit Spread Portfolio during 2004 for an amount slightly exceeding EUR 5 billion. At year-end 2004, the size of the portfolio amounted to EUR 43.9 billion. On a pro-forma basis, the total outstanding was down EUR 1.6 billion, essentially due to the decrease of the US dollar against the euro, as half of the portfolio is composed of USD-denominated assets.

The average life of the portfolio was 5.3 years. The portfolio is of a good credit quality (more than 95% is rated A or higher) as shown on the chart below.

The portfolio, mainly invested in floating rate notes (FRN) and asset swaps, is composed of exposures to financial institutions (49%), asset-backed securities (29%), sovereigns and local authorities (20%), and corporates (2%).

CREDIT SPREAD PORTFOLIO QUALITY


BBB
3.7%
A
31.2%
NIG
1.0%
AAA
36.2%
AA
27.9%
NIG : Non-investment grade

Money Market

The basic objective of this activity line is to meet the short-term funding needs of the Group using different tools such as commercial paper programs both USD (USCP) and EUR (ECP) denominated, certificates of deposit (CD) programs, the inter-bank market and repurchase agreements. Outstanding CP and CD amounted to EUR 23.6 billion at the end of 2004 (compared to EUR 21.0 billion at the end of 2003). The second objective of the Money Market activity line is to manage the liquidity of the Group in the main currencies and the short-term interest rate positions.

Fixed Income

Fixed Income consists mainly of originating and syndicating bond issues both for clients (mainly belonging to the first business line) and for the Group itself. For instance, Dexia Capital Markets acted as joint lead manager for the region of Catalonia (EUR 500 billion), and joint book-runner and joint lead manager for several Italian local authorities, among which the issue of the City of Rome (EUR 400 million) and the Region of Abruzzo (250 million). In 2004, Dexia was ranked in the 4th position in 2004 for the EUR bonds issued by local authorities (up from the 12th position in 2003).

Financial Engineering and Derivatives

This activity line has two objectives: on the one hand, it develops structured products for the clients of the commercial business lines, mainly the Public Finance division and the Retail and Private Banking division; on the other hand, it manages trading and hedging positions on interest rates and equity derivatives. As an example, one can mention the development of inflation-related products for some big local authorities in Europe or of equity plans for corporates in Belgium.

Foreign Exchange

This activity line provides Group's clients (mainly fund managers and corporates) with FX products (both on cash and derivatives markets). It gives a very intensive support to Dexia Fund Services clients for which optimized market tools have been developed in 2004.

Securitization

Based on skills developed on its US franchise (consisting in securitization of commercial mortgage loans), Dexia is building a securitization activity in Europe, dedicated mainly to public finance transactions. The Group acts as advisor and/or arranger for these types of deals. As an example, this desk has been the sole arranger of a real estate securitization for an Italian region.

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004
		TOTAL						
Revenues	162	130	116	103	142	149	111	138
- net interest and related income	*153*	*127*	*116*	*103*	*127*	*145*	*103*	*133*
- net commissions and other income	*10*	*3*	*0*	*1*	*15*	*4*	*7*	*5*
- technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Costs	(56)	(47)	(49)	(42)	(48)	(42)	(44)	(44)
Gross operating income	106	83	67	62	94	107	67	94
Cost of risk	(2)	2	7	(2)	11	0	4	6
Operating income	105	85	73	60	104	107	71	99
Net gains & recoveries on long-term investments	0	0	0	0	0	0	0	0
Corporate income tax	(26)	32	(18)	0	(12)	13	(14)	(29)
Income from equity-accounted companies	0	0	0	0	0	0	0	0
Net income before minority interests	78	118	55	60	92	120	56	70
Minority interests	1	1	0	0	1	0	1	0
Net income	78	116	56	59	92	120	55	70
		NONRECURRING ITEMS						
Revenues	1			1	(10)	11		7
- net interest and related income	*5*	*4*	*5*	*5*	*(7)*	*15*		*7*
- net commissions and other income	*(4)*	*(4)*	*(6)*	*(4)*	*(3)*	*(4)*		
- technical and financial margin of insurance activities								
Costs								
Gross operating income	1		(1)	1	(10)	11		7
Cost of risk								
Operating income	1		(1)	1	(10)	11		7
Net gains & recoveries on long-term investments								
Corporate income tax		47			17	32		(2)
Income from equity-accounted companies								
Net income before minority interests	1	47	(1)	1	6	43		5
Minority interests								
Net income	1	47	(1)	1	6	43		5
		UNDERLYING						
Revenues	161	130	116	102	152	137	111	130
- net interest and related income	*147*	*123*	*111*	*98*	*134*	*129*	*103*	*126*
- net commissions and other income	*14*	*7*	*5*	*5*	*18*	*8*	*8*	*5*
- technical and financial margin of insurance activities	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Costs	(56)	(47)	(49)	(42)	(48)	(42)	(44)	(44)
Gross operating income	105	83	67	61	104	96	67	87
Cost of risk	(2)	2	7	(2)	11	0	4	6
Operating income	103	85	74	59	115	96	71	92
Net gains & recoveries on long-term investments	0	0	0	0	0	0	0	0
Corporate income tax	(26)	(15)	(17)	(1)	(29)	(19)	(14)	(27)
Income from equity-accounted companies	0	0	0	0	0	0	0	0
Net income before minority interests	77	70	56	58	86	77	57	66
Minority interests	1	1	0	0	1	0	1	0
Net income	77	69	57	58	85	77	56	66

1 Pro forma from Q1 2003 to Q3 2004.

Central Assets

UNDERLYING STATEMENT OF INCOME[1]

EXCLUDING NONRECURRING ITEMS

in millions of EUR

	Year		Variance 2004/
	2003	2004	2003
Revenues	**118**	**51**	**(67)**
- net interest and related income	36	(3)	(40)
- other revenues	82	54	(28)
Costs	**(221)**	**(227)**	**(6)**
Gross operating income	**(103)**	**(176)**	**(74)**
Cost of risk	(25)	(5)	20
Net gains & recoveries on long-term investments	(3)	1	5
Net allocation to GBRR	0	0	0
Amortization of goodwill	(45)	(27)	18
Corporate income tax	39	54	15
Income from equity-accounted companies	7	7	0
Net income before minority interests	**(130)**	**(146)**	**(17)**
Minority interests	23	22	0
Net income	**(152)**	**(169)**	**(16)**

1 Pro forma for 2003

RESULTS

Central Assets record mainly the revenues on excess capital, corporate holdings (dividends, capital gains/losses), currency hedging contracts, and, on the cost side, the segment registers the costs which cannot be attributed to a specific business line. Moreover, technical adjustments are sometimes introduced in Central Assets, in the appropriate line of the segment's statement of income. The very nature of the various ingredients cause this segment's contribution to be quite volatile period after period.

In 2004, the **net income** of the segment was EUR 169 million, i.e. EUR 16 million less than in 2003, but this relatively unimportant variance hides evolutions in different directions, analyzed below.

Revenues amounted to EUR 51 million, compared to EUR 118 million in 2003. This rather important decline is explained to a large extent by the fact that, in 2003, there were a number of positive items, which was not repeated in 2004. The reduction of revenues between the two years (EUR -67 million), was in fact mitigated by the lower value of the US dollar. Without it, the variance would have been EUR 108 million, explained by the main following factors:

- in 2003, the recovery of equity markets caused important reversals of previous impairments made in equity portfolios, amounting to EUR 37 million, whilst in 2004, similar adjustments were made for EUR -3 million only (y-o-y variance: EUR -40 million);
- in 2003, the methodology was changed for leasing contracts, leading to a positive adjustment that year of EUR +15 million (y-o-y variance: EUR -15 million);
- in 2003 tax credits and currency gains adjustments were made, amounting to EUR +11 million, with no equivalent in 2004 (y-o-y variance: EUR -11 million);
- in 2004, some deferred or "one off" interest payments on some transactions were made, amounting to EUR -14 million, with no equivalent in 2003 (y-o-y variance: EUR -14 million);
- in 2004, provision adjustments were made on insurance company portfolios (EUR -13 million) with no equivalent in 2003 (y-o-y variance: EUR -13 million);

Costs amounted to EUR 227 million in 2004, against EUR 221 million in 2003, a relatively minor variance of EUR -6 million.

Other items in 2004 amounted to EUR +30 million, against EUR -27 million a year before. The EUR +57 million variance stems principally from the following items:

- in 2003, provisions amounting to EUR -25 million were made, (of which EUR -15 million to clean up the mortgage loans portfolio of Dexia Hypothekenbank Berlin), while in 2004 there were less provisions (EUR -5 million); the charge for the amortization of goodwill was lower in 2004 (EUR -27 million, instead of EUR -45 million in 2003), following a number of impairments made in 2003. Besides, the value adjustments of some financial assets amounted to EUR +4 million in 2004 compared to EUR -1 million in 2003. Overall, the year-on-year variance of the above items was EUR +43 million;
- tax adjustments on items booked in Central Assets amounted to EUR +39 million in 2003, and to EUR +54 million in 2004 (y-o-y variance: EUR +15 million).

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004
		TOTAL						
Revenues	(18)	86	30	13	35	23	10	(11)
- net interest and related income	*(30)*	*57*	*11*	*(8)*	*21*	*(1)*	*(7)*	*(18)*
- net commissions and other income	*(9)*	*(3)*	*0*	*10*	*3*	*(6)*	*(6)*	*(7)*
- technical and financial margin of insurance activities	*21*	*32*	*19*	*11*	*11*	*30*	*23*	*14*
Costs	(47)	(64)	(53)	(83)	(39)	(54)	(58)	(69)
Gross operating income	(65)	22	(23)	(70)	(4)	(31)	(48)	(79)
Cost of risk	(1)	(5)	(2)	(17)	(1)	(2)	(1)	(1)
Operating income	(66)	17	(25)	(87)	(5)	(33)	(49)	(80)
Net gains & recoveries on long-term investments	0	(68)	5	22	1	0	3	(4)
Net allocation to GBRR	1	5	1	0	(2)	(2)	2	1
Amortization of goodwill	(12)	(16)	(12)	(90)	(16)	(13)	(7)	(8)
Corporate income tax	17	6	14	69	17	17	13	30
Income from equity-accounted companies	1	2	1	4	2	3	(1)	1
Net income before minority interests	(60)	(55)	(17)	(81)	(3)	(28)	(40)	(60)
Minority interests	5	7	4	7	5	7	5	6
Net income	(65)	(61)	(22)	(88)	(8)	(35)	(44)	(66)
		NONRECURRING ITEMS						
Revenues	(5)	3	2	(8)	16	(12)	1	1
- net interest and related income	*(5)*	*3*	*4*	*(8)*	*9*	*(13)*	*1*	*1*
- net commissions and other income			*(2)*	*1*	*7*	*1*		
- technical and financial margin of insurance activities								
Costs	(1)	(14)	(7)	(4)	13	1		(7)
Gross operating income	(6)	(12)	(5)	(11)	29	(10)	1	(6)
Cost of risk								
Operating income	(6)	(12)	(5)	(11)	29	(10)	1	(6)
Net gains & recoveries on long-term investments		(68)	4	26		(2)		
Net allocation to GBRR		5	1		(2)	(2)	2	1
Amortization of goodwill		(5)		(81)	(9)	(5)		(2)
Corporate income tax		2	2	62	6	16		1
Income from equity-accounted companies							(2)	
Net income before minority interests	(5)	(77)	2	(3)	24	(3)	1	(5)
Minority interests		1			1			
Net income	(5)	(78)	3	(4)	23	(3)	1	(5)
		UNDERLYING						
Revenues	(13)	84	28	20	19	34	9	(12)
- net interest and related income	*(25)*	*55*	*7*	*0*	*12*	*12*	*(8)*	*(19)*
- net commissions and other income	*(9)*	*(3)*	*2*	*9*	*(5)*	*(7)*	*(6)*	*(7)*
- technical and financial margin of insurance activities	*21*	*32*	*19*	*11*	*11*	*30*	*23*	*14*
Costs	(46)	(50)	(46)	(79)	(52)	(55)	(58)	(62)
Gross operating income	(59)	33	(18)	(58)	(33)	(21)	(49)	(74)
Cost of risk	(1)	(5)	(2)	(17)	(1)	(2)	(1)	(1)
Operating income	(60)	28	(20)	(75)	(34)	(22)	(50)	(75)
Net gains & recoveries on long-term investments	0	0	1	(4)	1	2	3	(4)
Net allocation to GBRR	0	0	0	0	0	0	0	0
Amortization of goodwill	(12)	(11)	(12)	(9)	(7)	(8)	(7)	(6)
Corporate income tax	16	4	11	7	11	2	13	29
Income from equity-accounted companies	1	2	1	4	2	3	2	1
Net income before minority interests	(55)	23	(19)	(78)	(27)	(25)	(40)	(54)
Minority interests	5	6	5	7	4	7	5	6
Net income	(60)	17	(24)	(85)	(31)	(32)	(45)	(61)

1 Pro forma from Q1 2003 to Q3 2004.

Dexia

STATEMENT OF INCOME - QUARTERLY SERIES[1]

in millions of EUR	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004
TOTAL								
Revenues	1,225	1,355	1,265	1,255	1,359	1,400	1,296	1,337
- net interest and related income	*832*	*904*	*857*	*817*	*916*	*913*	*847*	*848*
- net commissions and other income	*216*	*242*	*226*	*264*	*271*	*280*	*246*	*280*
- technical and financial margin of insurance activities	*177*	*209*	*182*	*174*	*172*	*207*	*203*	*209*
Costs	**(741)**	**(738)**	**(747)**	**(790)**	**(740)**	**(748)**	**(753)**	**(771)**
Gross operating income	**484**	**617**	**517**	**465**	**620**	**651**	**543**	**566**
Cost of risk	(63)	(8)	(48)	(56)	(14)	(10)	0	(205)
Operating income	**421**	**609**	**469**	**409**	**605**	**642**	**543**	**361**
Net gains & recoveries on long-term investments	50	(64)	12	17	45	(4)	5	52
Net allocation to GBRR	1	5	1	0	(2)	(2)	2	1
Amortization of goodwill	(12)	(16)	(12)	(90)	(16)	(13)	(7)	(8)
Corporate income tax	(143)	(89)	(115)	(28)	(138)	(136)	(148)	2
Income from equity-accounted companies	18	11	6	19	18	23	2	13
Net income before minority interests	**334**	**458**	**360**	**326**	**512**	**510**	**397**	**422**
Minority interests	16	19	16	22	21	20	12	16
Net income	**317**	**439**	**344**	**304**	**491**	**490**	**386**	**406**
NONRECURRING ITEMS								
Revenues	(3)	3	13	8	16	10	11	(7)
- net interest and related income	*1*	*7*	*14*	*6*	*12*	*13*	*12*	*18*
- net commissions and other income	*(4)*	*(4)*	*(1)*	*2*	*4*	*(3)*	*(1)*	*(25)*
- technical and financial margin of insurance activities								
Costs	**(4)**	**(20)**	**(13)**	**(12)**	**13**		**(1)**	**(7)**
Gross operating income	**(7)**	**(17)**	**(1)**	**(4)**	**28**	**9**	**10**	**(14)**
Cost of risk	(23)	13	(7)		(1)	1	5	(182)
Operating income	**(30)**	**(4)**	**(8)**	**(4)**	**28**	**11**	**15**	**(196)**
Net gains & recoveries on long-term investments	50	(68)	12	26	47	(7)		46
Net allocation to GBRR		5	1		(2)	(2)	2	1
Amortization of goodwill		(5)		(81)	(9)	(5)		(2)
Corporate income tax	(9)	61	24	65	27	46	(5)	168
Income from equity-accounted companies				4			(2)	
Net income before minority interests	**12**	**(10)**	**28**	**10**	**91**	**43**	**10**	**17**
Minority interests		1			1			
Net income	**12**	**(11)**	**29**	**10**	**89**	**43**	**10**	**17**
UNDERLYING								
Revenues	1,228	1,352	1,252	1,247	1,344	1,390	1,285	1,344
- net interest and related income	*831*	*897*	*843*	*811*	*905*	*901*	*835*	*830*
- net commissions and other income	*220*	*246*	*227*	*262*	*267*	*282*	*247*	*305*
- technical and financial margin of insurance activities	*177*	*209*	*182*	*174*	*172*	*207*	*203*	*209*
Costs	**(737)**	**(718)**	**(734)**	**(778)**	**(753)**	**(748)**	**(752)**	**(764)**
Gross operating income	**491**	**634**	**518**	**469**	**591**	**642**	**533**	**580**
Cost of risk	(40)	(21)	(41)	(56)	(13)	(11)	(5)	(23)
Operating income	**450**	**613**	**477**	**413**	**578**	**631**	**528**	**557**
Net gains & recoveries on long-term investments	0	4	0	(9)	(1)	3	5	6
Net allocation to GBRR	0	0	0	0	0	0	0	0
Amortization of goodwill	(12)	(11)	(12)	(9)	(7)	(8)	(7)	(6)
Corporate income tax	(134)	(150)	(139)	(93)	(166)	(182)	(143)	(166)
Income from equity-accounted companies	18	11	6	14	18	23	4	13
Net income before minority interests	**322**	**468**	**332**	**316**	**422**	**467**	**387**	**405**
Minority interests	16	17	17	22	20	20	12	16
Net income	**305**	**450**	**315**	**294**	**402**	**447**	**376**	**388**

1 Pro forma from Q1 2003 to Q3 2004.

RISK MANAGEMENT

Credit risks

Organization

Group Risk Management (GRM) oversees Dexia's risk policy under the guidance of Dexia's Management Board or specialized risk committees. It sets Group guidelines on limits and delegations, sets and manages the risk surveillance function and decision processes and it implements Group-wide risk assessment methods for each of the bank's activities and operational entities (Dexia Crédit Local, Dexia Bank Belgium, Dexia Banque Internationale à Luxembourg).

Two specialized risk committees exist at Group level concerning credit risk management:

- The Credit Risk Policy Committee defines the Group's risk profile and risk guidelines;
- Dexia Credit Committee rules on questions that are beyond the scope of the delegations granted to the entities. All limits are granted directly by the Management Board. A delegation is also given to a specific committee to oversee the risks of the Credit Spread Portfolio.

Major projects in 2004

Besides the ongoing efforts to implement the required methodologies and procedure in relation with the advanced approach of Basel II, the main achievements of the year 2004 were:

- the enforcement of a set of new risk committees dedicated to the management of TFM positions at Group level (Credit Risk Committee that defines rules and delegations for the activity lines, Credit Approval Committees that rules on specific transactions, Credit Lines Committees that deal with credit line allocation between activity lines);
- the review or development of new credit risk policies (limit on insurance, generalization of the equity approach in limit definition for corporate counterparts, treatment of credit derivative, limit on sovereign counterparts...).

Dexia's consolidated exposure as of December 31, 2004

- Exposure by category of counterpart

The Group's total exposure increased to EUR 610 billion at December 31, 2004, against EUR 575 billion one year earlier. They increased by 6.1% despite the fall of the US dollar against the euro (down 6.6% over the period).

BREAKDOWN OF THE DEXIA GROUP'S EXPOSURE BY CATEGORY OF COUNTERPART (AS OF DEC. 31, 2004)


Consolidated exposure: EUR 610 billion
PPEI (individuals, professionals, self-employed, SMEs) 5.0%
Project Finance 1.5%
ABS/MBS 18.5%
Monoline 1.5%
Corporate 4.1%
Financial institutions 11.4%
Other 0.9%
Central governments 7.5%
Local public sector 49.7%

BREAKDOWN OF DEXIA'S EXPOSURE BY GEOGRAPHICAL REGION (AS OF DEC. 31, 2004)

Consolidated exposure: EUR 610 billion


France 13.4%
Other 3.6%
Japan 0.4%
Southeast Asia 0.1%
South and Central America 0.1%
United States and Canada 40.4%
Belgium 13.8%
Germany 6.1%
Italy 7.9%
Luxembourg 1.5%
Other EU countries 11.9%
Rest of Europe 0.9%

The mix of counterpart in Dexia's portfolio is very stable. Half of the exposure is on local public sector (EUR 303 billion, up 7.5% compared to year-end 2003).

- Exposure by geographical region

As of December 31, 2004, the Group's exposure is concentrated in the European Union (54.6%, EUR 333 billion at year-end 2004 against EUR 312 billion one year earlier), particularly in Belgium (13.8%) and in France (13.4%). Group's exposures in the United States and Canada represent 40.4% of total exposure, stable in euro compared to December 31, 2003 figure. Expressed in US dollars, the exposure in this part of the world increased by 13.8% over the year to USD 335 billion.

FSA Risk Management

FSA restricts its business to market sectors characterized not only by low loss probability but also by low loss severity and high recovery rates in the unlikely event of a claim on its guaranty. All transactions must be at least investment-grade quality before FSA insures them; they must meet FSA's legal and structuring requirements and fit within single and aggregate risk limits.

Before insuring a municipal bond, FSA typically requires a pledge of tax revenues or a claim on a dedicated revenue stream from essential public services. In the asset-backed market, FSA guarantees senior tranches structured to withstand substantial deterioration in the underlying asset performance, before FSA would be called upon to pay a claim. Most of its asset-backed securities (ABS) transactions are structured to have collateral protection that increases over time, and to have self-correcting mechanisms that are triggered to restore protection if collateral performance falls below established minimums. For example, cash flows may be shifted from subordinate to senior insured tranches or accumulated in a reserve fund. Where circumstances warrant, FSA transfers servicing or replaces collateral management.

Thorough due diligence is the hallmark of FSA's underwriting process. FSA routinely conducts site visits and file review to verify issuer information. Internal legal staff reviews documents and, in many cases, sollicits opinions from outside counsel to ensure that structures perform as intended. Once a transaction is guaranteed, FSA monitors the issue throughout its life, so that FSA can spot potential problems and take action before they become serious.

Reinsurance also plays a key role in the overall risk management program. Just as banks syndicate loans in order to address single-risk concerns, FSA reinsures transactions with a group of AA and AAA reinsurance companies.

Through its disciplined underwriting approach, FSA has assembled an extremely conservative insured portfolio, as evidenced by the underlying credit quality of its insured portfolio: 88% of net par insured is of A quality or higher, and 53% is AA or higher (see charts).

The Basel II Project

The Basel II framework was finalized by the regulators assembled in the Basel Banking Supervision Committee. "Pillar 1" of the new framework defines a new calculation system for the required equity that each institution has to mobilize to cover its risks (credit and operational risks). The main objective of the new framework is to move away from simple and fixed capital adequacy standards by broad types of counterparts, to a more sophisticated approach.

FSA INSURED PORTFOLIO AS OF DECEMBER 31, 2004

Total net par outstanding: USD 325.8 billion


Public infrastructure 1%
Housing 2%
Health care 3%
Other municipal 4%
Transportation 4%
Tax-supported non general obligations 12%
Utility 10%
General obligations 24%
Pooled corporates 21%
Residential mortgages 11%
Other asset-backed 5%
Consumer receivables 3%
Municipal
Asset-backed

OVERALL (MUNICIPAL + ABS)

Total net par outstanding: USD 325.8 billion


BBB 11.3%
NIG 0.7%
AAA 25.8%
A 34.6%
AA 27.6%

NIG: Non-investment grade

MUNICIPAL

Total net par outstanding: USD 195.5 billion


BBB 12.3%
NIG 0.4%
AAA 0.4%
AA 34.8%
A 52.1%

NIG: Non-investment grade

ASSET-BACKED SECURITIES

Total net par outstanding: USD 130.3 billion


BBB 9.8%
NIG 1.1%
AAA 63.9%
A 8.3%
AA 16.9%

NIG: Non-investment grade

Considering the quality of its portfolio and the nature of its counterparts, Dexia Group has chosen to seek compliance with the "Internal Rating Based Approach advanced" method, since it is by far the most capital efficient for Dexia. It comes into effect on January 1, 2008 (after two years of parallel calculating with the current method).

In 2004, several projects requiring extensive resources were carried out in the following areas:

- monitoring of the main regulatory developments, so as to translate them into the methodology;
- studying and interpreting the European guideline project (CAD3), which will lead to the Basel II regulations in the European Union (the final text is expected in the course of 2005);
- preparing the collaborative reporting project for all European countries, the first version of which is being prepared in consultation with the industry and which has to be finalized by mid 2005.

This methodological work also concerned the definition of the Internal Rating Systems for several categories of transactions, which were not covered previously.

From an IT point of view, Dexia will pursue the implementation of recovery processes for the whole of the Group's exposure, for all sites. This will be accomplished according to a uniform worldwide data model. The first essential step was taken in January 2005, when an "actor" database became operational, providing all data about clients (except retail) within a standardized reference framework in all the entities of the Group.

An internal validation service was also put in place within Group Risk Management. It is responsible for verifying and guaranteeing the accuracy and reliability of all models used. The introduction of this new service is bound to play a major role in the Regulator's certification process. The latter will be largely using the work performed by internal validation teams, as long as the Group's internal audit has certified that it was done according to the state of the art (notably in the strict respect for the separation of functions between developers and those in charge of validation).

The development of this project is subject to regular reporting to the Group's Board of Directors and Audit Committee, whose recommendations will be closely followed.

At its Investor Day held in Paris on February 11, 2005, Dexia has outlined the methodologies and benefits concerning the introduction of the Basel II framework. Presentations are available on Dexia's website.

Market risks

Market risks are all the risks linked to the fluctuations of market prices (interest rates, exchange rates, share prices...) stemming from the Group's capital market activities. The market risks generated by the other businesses are generally hedged and residual risks are handled by the Asset and Liability Management function (or ALM).

Dexia's market risk exposure is mainly to European interest rates. The risks in equities and in foreign exchange remain much smaller.

The main risk indicator within the Group is the value at risk (VaR). The VaR calculated by Dexia is a measure of the potential loss that can be experienced with a level of confidence of 99% and for a holding period of 10 days. It can be roughly compared to a VaR with a level of confidence of 99% and a holding period of 1 day divided by 3.16. For most positions, the "parametric" method is applied. For some optional positions, a "historical" or Monte Carlo VaR, or a specific VaR on the "vega" (sensitivity to market volatilities) is computed.

Besides the VaR, the risk level is also constrained by nominal volume limits, limits on basis point interest rate sensitivity and spread sensitivity, limits on option sensitivities (delta, gamma, vega, theta, rho).

The Dexia Group internal model used for the capital requirement calculus on general interest rate risk of the trading portfolio and on foreign exchange risk has received a first validation by the Regulator (value date December 31, 2004). This outlines the quality of the market risk framework set up by the Group as well on quantitative aspects as on operational ones.

Organization of the control

Dexia Management Board, advised by Group Risk Management (GRM), takes the main decisions for the Market Risk Management (overall risk limits, choice of the risk indicators, organization of the reporting and of the decision processes).

It is the task of GRM, in collaboration with the Risk Management teams of the different entities, to translate these decisions into precise and detailed limits and procedures. GRM is also in charge of defining the calculation methods that are to be applied within the Group for the computation of the statement of income as well as for measuring the risks.

The day-to-day operational control (computation of the risk indicators, control of the limits...) is first carried out by the entities. The work is coordinated by the GRM responsible for ensuring the coherence and the quality of risk control within the whole Group.

The reporting process ensures that the Group's management is closely involved. The main risk exposures are monitored in a weekly committee meeting composed of the Management Board of the entity concerned as well as the head of Capital Markets at Group's level (member of the Management Board) and GRM. The Management Board of the Group is informed by GRM of any change in the risk profile at least every three months, more frequently if necessary.

Risk exposure

The financial activities of Dexia are mainly oriented as a support function for the Group. The table below reports the VaR figures for 2004:

VaR 10 days - 99% *in millions of EUR*	Average 2004	Max. 2004
Capital Markets		
- FED	7.8	16.5
- Fixed Income	1.6	2.9
- Securitization	1.7	2.1
Treasury and Equities		
- Equities	2.5	5.4
- Forex	1.3	3.3
- Money Market	19.3	34.0
TFM	27.2	46.2

Asset and Liability Management (ALM)

Measurement of the balance-sheet risks is harmonized among the Group's various entities. A calculation of value at risk (VaR) – with a confidence level of 99% and a holding period of 20 days – and of the sensitivity of the net present value of the ALM positions are used as the main ALM indicators. The risk exposure is primarily to long-term interest rates in Europe and results from the difference between the amortization profiles of the fixed-rate assets and liabilities.

Earnings at risk framework is also part of ALM decision tools as it is essential to manage the occurrence and the sensitivity of the accounting results over time.

Even though the operational Asset and Liability Management remains decentralized in Dexia's three major entities, two regular monitoring processes allow Dexia ALM risks to be supervised globally:

- informal meetings of the ALM managers where they share their views on the evolution of the markets and the details of the hedging policy for the coming month;

- the Dexia ALM committee, which includes the members of the Management Board, monitors the overall consistency of the Group's Asset and Liability Management. The ALM committee also decides on the methodologies and the risk measurement guidelines, notably on the investment of shareholders' equity and on internal transfer pricing mechanisms.

In addition, a monthly report on the positions is made to the Management Board.

As part of its general policy of prudence the Dexia Group has kept on with its policy of low ALM risk exposure in 2004.

Liquidity management

Given the size of Dexia's balance sheet, the balance between its resources and their use is carefully managed. In practice, attention is paid to two main concerns:

- the adequacy of expected new lending production (in terms of maturity and amount) with the available resources;

- the Group's liquidity needs, even in troubled times.

The first question is addressed in the annual planning process. Each year, the forecasts for the new lending production are compared with the funding capacity. The purpose is to preserve an acceptable liquidity gap profile for the Group (i.e. the evolution over the years of the cash shortages/surpluses resulting from the difference between the repayment dates of the assets and of the liabilities). Besides, the Group has decided to improve its analytical accounting process, in order to reflect more accurately the funding cost of the transactions originated by the business lines, whether they require funding or bring funding. The purpose of this kind of "internal market" for liquidity is to provide the right incentive to the business lines to achieve a natural match between the lending and the funding capacities.

The second question is addressed by way of various scenarios representing highly-stressed situations. These scenarios are then translated into a set of limits and ratios. They are designed so that Dexia can withstand for several months, thanks to its liquidity reserve (notably the Credit Spread Portfolio), a total squeeze of funding and a stress on deposits while maintaining its lending activity. The liquidity position is monitored and controlled from one day up to several months. Hence, great care is given to the forecast of the expected liquidity needs in the main currencies as well as to the estimate of the liquidity reserve. Special attention is also paid to off-balance sheet liquidity commitments of the Group.

Given their importance, all the main issues regarding the liquidity of the Group are directly managed by the Group's ALM committee, which includes all the members of the Management Board.

Operational risk management

Organization

The operational risk management framework set up in 2003 relies mainly on the following elements:

- Operational Risk Correspondents, whose role is to coordinate in the different entities and activities of the Dexia Group, the collection of risk event data and the Risk & Control Self-Assessment;

- the Operational Risk Management function, in charge of the definition of methodological principles, the selection of adequate tools, and global consistency of the global framework;

- the Operational Risk Committee, which ensures on a monthly basis that the different tasks are carried out properly, and prepares the choices to be made by Senior Management.

In order to complete the regular review performed by the Operational Risk Committee, a new strategic committee with representatives of the Management Board has been established at the end of 2004. In addition to the validation of the main methodological choices, its role will mainly include decisions towards acceptable types and levels of operational risk.

Choice of a global software supporting operational risk management

In order to answer correctly the Basel II requirements concerning the set up of a history of operational incidents and losses, a Group common database has been launched as at January 1, 2004.

In order to enable the gradual achievement of a general operational risks mapping (based on self-assessment techniques), as well as the development of adequate reports and specific Key Risk Indicators, a global software has been chosen at the end of 2004, which includes all these functionalities. It should be implemented before the end of the first quarter of 2005.

Data collection in connection with operational risk event and losses

The collection of data on the basis of common methodological principles, in one single tool for the whole Dexia Group, started beginning of 2004. In this area, the coverage and the quality of information gathered improved all over the year 2004. The objective for the future is to develop the analysis of this information, with an aim to improve operational processes, and reduce the frequency of operational risk events.

Global map of operational risks

As decided initially, this second part of the global framework (after the implementation of systematic data collection) will be gradually developed across the Group, starting beginning of the second quarter 2005. The main purpose of this exercise is to allow the line management of every activity to achieve a self-assessment of the operational risks and controls linked to their activities. The results of this assessment, which will have to be regularly updated after the first exercise, should allow a better identification of the risk profile of every business line.

Calculation of capital covering operational risk

Regarding the regulatory capital requirements, Dexia chose in 2004 the following orientation for the years to come:

- on the one hand, the first objective is to be able to apply the "Standard Approach" as at January 1, 2007 for all business lines of the Group, and as a consequence satisfy all of the application criteria defined by the regulators, especially qualitative ones;

- on the other hand, depending on the specific needs of some activities, a gradual migration plan from "Standard Approach" to "Advanced Measurement Approach" will be drafted later on.

Economic capital

As of December 31, 2004, total economic equity amounted to EUR 8.0 billion (EUR 7.8 billion as of December 31, 2003). After diversification between the Group's business lines, this figure was EUR 6.9 billion (EUR 6.6 billion as of December 31, 2003). This difference of EUR 1.2 billion (EUR 1.2 billion as of December 31, 2003) corresponds to the portfolio effect due to the presence of different business lines within the Dexia Group, which are subject to partially independent risks.

At year-end 2004, the amounts allocated by business lines, not taking into account the portfolio effects, are as follows:

- Public/Project Finance and Credit Enhancement: EUR 3.9 billion (EUR 3.7 billion as of December 31, 2003). The growth of the activity offsets the effect of the declining US dollar against the euro.

- Retail Financial Services: EUR 1.9 billion (EUR 1.8 billion as of December 31, 2003). The organic growth of the business explains this evolution.

- Investment Management Services: EUR 0.4 billion (EUR 0.5 billion as of December 31, 2003).

- Treasury and Financial Markets: EUR 0.9 billion (EUR 0.9 billion as of December 31, 2003). The development of the activity compensates the exit of Kempen & Co of Dexia's scope of consolidation.

- Equity not allocated to the business lines: EUR 0.9 billion (EUR 1.0 billion as of December 31, 2003). This reduction reflects the sales of Group's equity participations.

Shareholders' equity is in excess of total economic equity needed by the business lines under catastrophic scenarios. The excess capital helps keeping the level of solvency and credit ratings of Dexia at desirable levels.

In 2005, the Dexia Group has undertaken to reform its methodology to calculate economic capital. It did so in view of the forthcoming introduction of new standards under Basel II, and in order to take the "pillar 2" prescriptions into account (see box).

New calculation method of economic capital

The reform concerns three main aspects:

- the changeover from the scenario-based method to a more statistical method;
- the consideration of all natures of risk for banking and insurance activities (credit risk, market risk, exchange risk, operational risk, behavioural risk...);
- the raising of the confidence interval to 99.97%, corresponding to the AA/Aa2 criteria of rating agencies, which is the Group's objective. The economic capital was calculated with this new method on the situation as of June 30, 2004; it reaches EUR 8.7 billion and is thus materially below the regulatory capital on the same date (EUR 10,9 billion as Tier 1 ratio, and EUR 12,1 billion as total capital ratio, under current regulatory capital standards).

Capital adequacy and risk-weighted assets

Risk-weighted assets

Dexia's total risk-weighted assets amounted to EUR 103.4 billion at year-end 2004, down 3.0% in one year. This evolution is explained by the decline of the US dollar parity impacting USD-denominated exposures, and also by a substantial gain in risk-weighted assets for the trading portfolio, resulting from the certification by regulators of the internal models for capital requirement assessment on market risks.

Noticeable is the substantial increase (+17%) in risk-weighted assets for 20% weighted counterparts, relating to the overall increase of Dexia's exposure on bank and local public sector counterparts.

Capital adequacy

With no specific equity operations in 2004, the Group's Tier 1 equity increased to EUR 11,023 thanks to retained earnings. The equity and capital adequacy ratios rose sharply because of the decrease of the risk-weighted assets. Tier 1 ratio stood at 10.7% at year-end 2004 and Total capital ratio at 11.7%. These ratios are well above the regulatory requirements.

Asset quality

Asset quality remains high: the bad debt to gross outstanding loan ratio carries on its positive trend at 0.39% this year from 0.44% at year-end 2003. The bad debt coverage by provision is slightly increasing to reach 73.2%.

Ratings

The high rating levels reflect the financial strength of Dexia Group. In 2004, Moody's and S&P confirmed their Aa2/AA rating as Fitch confirmed its AA+ rating.

The ratings of FSA and Dexia Municipal Agency are the best financial ratings that could be given to a counterpart (Aaa/AAA/AAA by Moody's, S&P and Fitch).

CAPITAL ADEQUACY FACTORS

in millions of EUR	2001	2002	2003	2004
Tier 1 capital[1]	9,686	10,197	10,509	11,023
Total regulatory capital[1]	11,911	11,741	11,917	12,038
Risk-weighted assets	103,633	109,365	106,540	103,355
Tier 1 ratio[1]	9.3%	9.3%	9.9%	10.7%
Capital adequacy ratio[1]	11.5%	10.7%	11.2%	11.7%

BREAKDOWN OF RISK-WEIGHTED ASSETS

in millions of EUR	2001	2002	2003	2004
20% weighted counterparts	28,297	29,673	28,772	33,768
50% weighted counterparts	9,968	10,103	10,190	11,790
100% weighted counterparts	57,267	61,201	57,717	53,875
Trading portfolio	8,101	8,388	9,861	3,922
Total	**103,633**	**109,365**	**106,540**	**103,355**

QUALITY OF RISKS

in millions of EUR	2001	2002	2003	2004
Doubtful loans	1,064	1,153	991	1,068
Nonperforming loans	833	789	717	654
Write-downs[2]	1,266	1,320	1,243	1,260
Nonperforming loans/gross oustanding loans	0.54%	0.50%	0.44%	0.39%
Coverage ratio	66.7%	68.0%	72.8%	73.2%

RATINGS (long term)

	DEXIA BANK	DEXIA CRÉDIT LOCAL	DEXIA BIL	FSA	DEXIA MUNICIPAL AGENCY
Moody's	Aa2	Aa2	Aa2	Aaa	Aaa
Standard & Poor's	AA	AA	AA	AAA	AAA
Fitch	AA+	AA+	AA+	AAA	AAA

1 The profit for the financial year minus the proposed dividend is included in the shareholders' equity.

2 Does not include the general provision set aside to cover potential risks on Legiolease products.

CHANGES IN FINANCIAL REPORTING FROM 2005

In 2005, management and financial accounts will be impacted by the changeover to IFRS, the reorganization decided in 2004 and effective in 2005 (see page 20 of the corporate governance section) and the introduction of the new calculation method of economic capital in view of the forthcoming introduction of new standards under Basel II (see page 78 of the risk management section). These changes were presented during the Investor Day held by Dexia on February 11, 2005 (presentations available on www.dexia.com).

IFRS/EU GAAP

As from January 1, 2005, the financial statements of Dexia Group will be published under EU GAAP i.e. IFRS endorsed by the European Commission (EC), as Dexia Group entities will use the European Portfolio Hedge regarding the hedging of their interest risk exposure ("carve out" of IAS 39 by the EC) and the hedging of core deposits. In accordance with the terms of the standards, Dexia will publish as from 2005 its 2004 pro forma financial statements under EU GAAP with the exception of the IAS 32, IAS 39 and IFRS 4 for which the date of application is January 1, 2005.

During the Investor Day held on February 11, 2005, the main IFRS impacts were explained:

The first time adoption of the IFRS as of January 1, 2004 (except IAS 32, IAS 39 and IFRS 4) leads to an increase by EUR 1,651 million of the Group shareholders' equity (capital and reserves), from EUR 9,790 million under the previous standards to EUR 11,441 million under the new standards. This increase stems from (pre-tax impacts):

in millions of EUR	
General banking risks reserve being now in equity	+1,793
Obligations regarding the pension benefits	-322
Reversal of provisions previously accounted in liabilities	+136
Adjustments on tangible assets	+24
Adjustments on intangible assets	-45
Other adjustments, including tax impacts	+65
Total	+1,651

Q1 2004 financial results of the Group and of its various business lines under the new referentials have been compared to those established under the previous ones. This comparison underlines that, for the period concerned, whilst the structure of the statement of income differs quite substantially, the net income under IFRS is only slightly above the one accounted for using the previous standards. Nevertheless, the first quarter of 2004 is not representative of the entire year, as certain expenses are incurred in the second part of the year, and besides IAS 32 & 39 and IFRS 4 are not applied in 2004.

The impact of the first application of the IAS 32, IAS 39 and IFRS 4 standards on January 1, 2005 has been analyzed and more precisely, the classification of portfolios and the accounting treatment of derivatives in hedge relationships. The Dexia Group has chosen to apply the European Portfolio Hedge ("carve out") regarding the hedging of its interest risk exposure. This option allows Dexia to appropriately reflect its current sound asset and liability management in the accounts, with a limited impact in terms of volatility of earnings and reserves. However, the changeover to the new standards will cause accounting volatility related to some activities (in credit enhancement business and parts of Treasury and Financial Markets) either because those activities use derivatives which will be recognized at fair value with adjustments accounted for in the statement of income (such as the Credit Default Swaps insured by FSA), or because they use derivatives for hedging purposes, with fair value adjustments recorded in the reserves.

In short, the main IFRS impacts for Dexia are:

- An increase of the shareholders' equity in opening balance sheet as of January 1, 2004.
- The changeover to the new standards leads to a slight positive increase of the net income of the first quarter 2004.
- No negative impact is expected from the first application of the IAS 32 & 39 and IFRS 4 on the shareholders' equity in opening balance sheet as of January 1, 2005, except the impact of the treasury shares which will be deducted from them.
- The use of the European Portfolio Hedge ("carve out") will allow to appropriately reflect the current sound balance-sheet management in the accounts, with a limited impact in terms of volatility of earnings and reserves.
- Some activities will generate accounting volatility.

DISCLOSURE ON DEXIA BANK NEDERLAND

THE LEGIOLEASE CASE IN THE NETHERLANDS

Background

The difficulties linked to the share leasing activities of the former Bank Labouchere (now Dexia Bank Nederland NV, hereafter to be referred to as DBNL) appeared at the time of the fast and severe fall of the Amsterdam stock market in late 2001. The value of the securities used as collateral against the loans granted by the bank proved insufficient in a large number of contracts, thus potentially ending with a residual debt instead of the gain initially hoped for.

DBNL had to face a climate of negative publicity in the Netherlands with respect to both its products and the company, combined with a substantial number of complaints and lawsuits engaged on several accounts. In an often hostile environment, DBNL has taken and further implemented or continued action in several areas:

- gear the internal organization to deal with the growing number of disputes and settlements;
- launch, in 2003, a "commercial offer" aimed at mitigating the financial consequences suffered by the customers, in exchange for their acceptance to pursue the relationship with the bank on amicable terms;
- establish, the same year, a "Hardship Commission" mandated to settle the cases of customers facing problems;
- constitute, in 2002, provisions aimed at covering the costs of the commercial offer, the potential credit defaults, and the bank's undertaking to settle the "Hardship Commission" cases and other similar settlements.

Litigations

A number of disputes have arisen between DBNL and its customers with respect to share leasing products. Dexia has reported on this matter in its 2003 and First Half 2004 and Q3 2004 Activity Reports.

DBNL is faced with claims which are mainly based on alleged: misleading information/error with respect to the share leasing products; failure to ascertain whether the share leasing product is suitable for a customer in view of his investment experience and objectives and his financial situation ("duty of care"); failure to obtain the consent of the spouse of the customer; false and misleading (oral) statements by intermediaries; cold calling; door-to-door sales; waivers related to the Dexia Offer not being binding; and violations of the Consumer Credit Act.

The disputes are either with individual parties or collective foundations (Stichting Leaseverlies, Stichting Eegalease, Stichting Leaseleed, Stichting Juniorlease). They are presented to different types of courts or arbitrators, mainly the sub-district and district courts, courts of appeal, the Dutch Securities Institute (DSI) and the Disputes Committee for the Banking Industry. In past reports and press releases, Dexia has informed the public about significant evolutions. This information is available on Dexia website www.dexia.com.

A summarized overview of the main areas of conflict is as follows:

"Duty of care"

These allegations are based on the General Banking Terms and Conditions and on the duty of care doctrine which was developed in case law. In recent months, DBNL has been confronted with court judgments denying DBNL wholly or partially the right to claim remaining debts (and sometimes even awarding individual clients a partial refund of the interest paid on a securities leasing contract) on the basis of a breach of this duty of care. These judgments relate in general to the individual situation of the customers.

"Lack of spousal consent"

The securities leasing contracts are allegedly voidable pursuant to Section 1:88 of the Netherlands Civil Code (NCC), based on the lack of spousal consent for entering into the contracts. The legal issue is whether a securities leasing contract qualifies as an instalment buying contract in the sense of this Section. According to DBNL, the alleged right of the spouse is an individual right with no automatic effect on all share leasing contracts lacking spousal consent. The outcome of this matter depends – among other issues – on the interpretation of the legal history of the NCC and cannot be predicted. A number of lower courts have ruled that share leasing contracts are voidable on the basis of this section, but other lower courts have come to the opposite conclusion. In three almost identical interlocutory judgments, the Court of Appeal of Den Bosch held on February 1, 2005 as its preliminary view that a securities leasing contract is a form of instalment buying and that the Section 1:88 NCC is applicable thereto. The potential financial risks linked to this issue are estimated in this report (see below).

"Consumer Credit Act"

In some cases, the lower courts held that the Consumer Credit Act (CCA) is applicable on share leasing contracts and that DBNL offered and sold such contracts in breach of the provisions of the CCA, resulting in those contracts being void or subject to voidance. On February 16, 2005, the Arnhem District Court rendered an interlocutory judgment to this effect in which it overruled DBNL's defence. In some other cases, it was held by lower courts that the CCA is not applicable to share leasing contracts. This is also the view of the Dutch Minister of Finance and DBNL shares this view. So the CCA should not be an issue for DBNL.

"Dutch Securities Institute" (DSI)

After the Grievance Committee DSI rendered the nine rulings of February 4 , 2004 as described in last year's Annual Report, it rendered an additional four rulings on May 27, 2004. In its "May rulings", the Grievance Committee essentially took the same approach as in its earlier nine rulings. However, the Appeals Committee DSI quashed one of the February 2004 rulings in its ruling of January 27, 2005 but honored plaintiff's claim based on breach of duty of care and awarded the plaintiff a full waiver of the remaining debt and a partial repayment of the interest amount paid by him upfront. The Appeals Committee furthermore rejected DBNL's defence that it is not liable for actions of the independent financial intermediary, since it held that in this case, the intermediary should be deemed to have acted on the instructions of and for the benefit of DBNL.

"Depot Lease"

Approximately 5,500 clients have entered into securities contracts with DBNL, in connection with a securities deposit ("Depot lease") constituted to pay the terms of the leasing contracts. Stichting Leaseleed is a foundation that represents more than 400 of those clients who, through independent financial intermediaries, have entered into such Depot Lease contracts. Stichting Leaseleed has initiated legal proceedings in the form of a collective complaint against DBNL in July 2004.

Assessment and provisions

The purpose of the disclosure below is to give an update of the status of the portfolio, and to enable the readers to assess the risks linked to possible credit defaults, and outstanding and potential future litigations, and review the decisions taken to cover or mitigate such risks.

1. Situation of the portfolio as of December 31, 2004

Contracts with insufficient collateral are split up into:

a) a category which did not qualify for the Dexia Offer as a redemption of the loan amount takes place (during the term of the lease) or a capital amount at the end of the contract is guaranteed; and

b) another category consisting of the contracts without periodic redemption or guaranteed capital, which qualified for the Dexia Offer. The contracts qualifying for the Dexia Offer have been split up into clients who:

b1) have accepted the Dexia Offer; and

b2) have not accepted it.

PORTFOLIO AS OF DECEMBER 31, 2004

(in millions of EUR, unless otherwise stated)	*Number of contracts*	*Loan amount*	*Collateral*	*Surplus (+) or Lack (-) of collateral*
Total outstanding portfolio	**291,973**	**2,448**	**1,704**	
- Contracts with sufficient collateral	35,485	146	214	+68
- Contracts with insufficient collateral	256,488	2,302	1,490	(812)
of which:				
- a) Contracts with redemption or guaranteed capital	96,266	858	623	(236)
- b) Contracts without redemption or guaranteed capital	160,222	1,443	867	(576)
of which:				
- b1) Accepted the Dexia Offer (and signed the waiver)	79,913	709	431	(278)
- b2) Not accepted the Dexia Offer	80,309	734	436	(298)

CONTRACTS THAT ENDED BEFORE DECEMBER 31, 2004

(in millions of EUR, unless otherwise stated)	*Number of contracts*	*Loan amount*	*Collateral*	*Surplus (+) or Lack (-) of collateral*
Total outstanding portfolio	**212,195**	**2,257**	**1,492**	
- Contracts with sufficient collateral	49,306	287	373	+86
- Contracts with insufficient collateral	162,889	1,970	1,118	(852)
of which:				
- a) Contracts with redemption or guaranteed capital[1]	37,530	419	286	(133)
- b) Contracts without redemption or guaranteed capital	125,359	1,551	832	(719)
of which:				
- b1) Accepted the Dexia offer (and signed the waiver)	46,003	527	273	(254)
- b2) Not accepted the Dexia offer	79,356	1,024	560	(464)

1 Mainly early-terminated contracts.

2. Potential financial risks linked to lack of spousal consent

Dexia has taken the view that until the Supreme Court of the Netherlands (Hoge Raad) edicts its judgment, there is no ground to recognize costs or make provisions related to spousal consent. However, in view of this remaining uncertainty, and in order to inform the public about the magnitude of potential costs to DBNL, the expense which could result from a possible negative final outcome of the legal proceedings on this subject, has been estimated using two approaches.

i) The first approach is based on the actual number of letters claiming nullification received from customers or their spouses. Section 1.88 NCC in effect aims at protecting spouses against risks taken by their partner, and can therefore be applied only if it is formally invoked by a spouse. Since March 2003, DBNL received a total of approximately 20,000 letters requesting nullification of the underlying contracts based on section 1:88 NCC. The total risk with respect to these clients can be broken down as shown in the table below.

POTENTIAL FINANCIAL RISKS LINKED TO LACK OF SPOUSAL CONSENT

Approach of "Section 1.88 NCC" legal risk as of February 15, 2005 based on nullification requests

The risks mentioned below are related to all negative contracts for which a request for nullification has been sent by the client and/or his spouse.

(in millions of EUR)	*Lack of collateral*	*Payment made to the Bank*	*Legal interests*	*Total*
Total risk	**186**	**191**	**31**	**408**
Already provisioned as of December 31, 2004				(48)
Additional risk not covered by provisions				**360**

This gross amount is likely to be reduced, after additional fact finding in the bank's files and databases. It is expected for instance that the bank will be able to evidence, in a number of cases, that clients have signed a waiver or that the request for nullification is not valid as the spouse was aware of the contract for more than three years and a number of facts can be established like payment from a joint account, which will permit to disqualify a number of requests for nullification. Of note, since August 2002 there has been no substantial production of new contracts.

ii) The second approach, more theoretical, takes into account both active and expired or otherwise ended contracts. The amounts potentially at risk are calculated by making the assumption that the civil status of the bank's clients is statistically spread as in the Dutch population, i.e. 59% of the adult population is married or living in a registered partnership. Besides, in a selected sample, it was found that 13.1% of the contracts contain two signatures, which reduces the estimated population of contracts at risk from 59.0% to 45.9%. This latter percentage of risk can be further reduced if the bank can establish, for those nullification requests made more than three years after the contract was signed, that monthly payments were made from a joint account, as those requests are foreclosed. As the analysis of the above-mentioned sample shows that 19.0% of the contracts have been collected from joint accounts, the legal risk existing on contracts sold before December 2001 falls to 26.9%.

In the table below, contracts where clients have waived their rights – following acceptance of the commercial offer, settlement by the Hardship Commission, or otherwise – are excluded.

POTENTIAL FINANCIAL RISKS LINKED TO LACK OF SPOUSAL CONSENT

Statistical approach of calculation of "Section 1.88" legal risk as of December 31, 2004

(in millions of EUR)	*Lack of collateral*	*Payment made to the Bank*	*Legal interests*	*Total*
Total risk	215	367	88	670
Already provisioned as of December 31, 2004				(55)
Additional risk not covered by provisions				615

Recent developments

On February 11, 2005, Dexia announced that significant steps towards a settlement of the share leasing issue were made.

First, Dexia and Aegon reached an agreement whereby the two groups put an end to their dispute. To this end, Aegon has paid as full and final settlement an amount of EUR 218 million to Dexia in 2005, with a view to help resolving appropriately the cases of share leasing clients of DBNL facing financial difficulties, and allocate more funds to indemnify clients, whether or not represented by a foundation. Dexia, on its side, has recognized additional expenses amounting to EUR 207 million in its 4th quarter 2004 financial statements, aimed at covering additional costs of allowances for the customers of DBNL experiencing financial difficulties, as well as other foreseeable transactions. The latter expenses however do not cover legal risks related to spousal consent, which will depend on the decision of the Supreme Court of the Netherlands (Hoge Raad), as indicated above.

Further to an initiative of the Central Bank of the Netherlands, Mr Wim Duisenberg, former Governor of the European Central Bank, has accepted to act as mediator to seek a settlement between DBNL and its clients. Dexia will give its full support to the mediator, and during the mediation process, DBNL will not introduce any new legal proceedings against its clients who are party to a share leasing contract.



V SHAREHOLDER INFORMATION

EVOLUTION OF THE CAPITAL

Date	Description	Number of shares issued	Number of shares Dexia Belgium	Number of shares Dexia France	
October 1996	Creation of Dexia Belgium and Dexia France		36,714,360	36,714,360	Oct. 23, 1996
During 1996,1997 and 1998	Employee share issues	149,113	36,714,360	36,863,473	Dec. 31, 1998
April 26 - May 10, 1999	Public exchange offer for Dexia BIL[1]	6,422,340	39,925,530	40,074,643	June 30, 1999

Date	Description	Number of shares issued	Number of shares Dexia	
Nov. 13, 1999 - Jan. 17, 2000	Public exchange offer on Dexia France[2]	40,515,116	80,440,646	Dec. 31, 1999
May 24 - June 13, 2000	Share issue	16,000,000	96,440,646	June 20, 2000
During 2000	Employee share issue	1,107,589	97,548,235	Dec. 31, 2000
March 30, 2001	Warrants exercise	1,500	97,549,735	March 30, 2001
June 18, 2001	Share split (ten new shares for one existing share)		975,497,350	June 18, 2001
July 3, 2001	Capital increase Artesia BC[3]	178,934,630	1,154,431,980	July 3, 2001
Dec. 12, 2001	Employee share issue	12,381,184	1,166,813,164	Dec. 28, 2001
Dec. 24, 2002	Employee share issue	14,289,387		
During 2002	Warrants exercise	583,301	1,181,685,852	Dec. 31, 2002
May 9, 2003	Cancellation treasury shares	(16,702,715)	1,164,983,137	May 9, 2003
Dec. 22, 2003	Employee share issue	10,131,934		
During 2003	Warrants exercice	107,609	1,175,222,680	Dec. 31, 2003
May 12, 2004	Cancellation treasury shares	(39,281,037)		
Dec. 20, 2004	Employee share issue	7,819,033		
During 2004	Warrants exercice	1,500,690	1,145,261,366	Dec. 31, 2004

1 Public exchange offer for the BIL shares not already held by the Dexia Group.

2 Formation of the Dexia holding company through a public exchange offer and simplified public exchange offer by Dexia Belgium for Dexia France. Under the terms of the offer, 41 new Dexia shares were exchanged for 40 Dexia France shares.

3 Acquisition of Artesia Banking Corporation. Arcofin received 178,934,630 new shares issued in the framework of a reserved capital increase.

TREASURY SHARES AND EMPLOYEE SHAREHOLDING

	2001	2002	2003	2004
Treasury shares	11,867,710	20,082,005	32,546,412	40,050,935
% of capital	*1.0%*	*1.7%*	*2.8%*	*3.5%*
Employee shareholding	26,308,006	41,270,372	48,600,014	54,941,255
% of capital	*2.3%*	*3.5%*	*4.1%*	*4.8%*

SHAREHOLDERS' BASE AS OF DECEMBER 31, 2004



Identified institutional investors: 28.29%
of which:
Belgium: 3.85%
France: 9.35%
Other countries: 15.09%
Non-identified shareholders[1]: 17.92%
Shareholders with more than 5% of the capital: 45.50%
of which:
Arcofin: 15.70%
Holding Communal: 15.50%
Groupe CDC: 7.91%
Ethias: 6.40%
Treasury Shares: 3.50%
Staff and Management: 4.80%

1 Including individual shareholders.

EVOLUTION OF THE NUMBER OF SHARES

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004
Number of shares	975,482,350	1,166,813,164	1,181,685,852	1,175,222,680	1,145,261,366
of which treasury shares	*21,321,110*	*11,867,710*	*20,082,005*	*32,546,412*	*40,050,935*
Number of options	10,099,640	18,331,214	31,809,349	43,301,416	50,684,800
Total number of current/potential future shares[1]	**985,581,990**	**1,185,144,378**	**1,213,495,201**	**1,218,524,096**	**1,195,946,166**
Average weighted number of shares[2]	870,841,830	1,137,242,884	1,150,867,134	1,157,363,982	1,118,723,767
Weighted average diluted number of shares[2,3]	n.a.	n.a.	n.a.	1,193,520,986	1,165,027,628

DATA PER SHARE

	2000	2001	2002	2003	2004
Earnings per share in EUR[4]	1.15	1.25	1.13	1.24	1.58
Diluted earnings per share[5]	n.a.	n.a.	n.a.	1.20	1.52
Net assets without GBRR Group share[6]	6.41	6.73	7.20	7.68	8.32
Net assets with GBRR Group share[6]	8.02	8.39	8.79	9.25	9.95
Gross dividend	0.43	0.48	0.48	0.53	0.62[7]
Net dividend[8]	0.32	0.36	0.36	0.40	0.47[7]
Net dividend for shares with a VVPR strip[9]	0.37	0.41	0.41	0.45	0.53[7]

STOCK MARKET RATIOS

	2000	2001	2002	2003	2004
Payout ratio (in %)[10]	41.9	39.3	43.0	42.1	38.7[11]
Price-earning ratio (P/E)[12]	16.8	12.9	10.4	11.0	10.7
Price to book ratio[13]	2.4	1.9	1.3	1.5	1.7
Annual yield (in %)[14]	2.2	3.0	4.1	3.9	3.7

1 There are no convertible bonds; for more details, refer to "Legal Information" on www.dexia.com.
2 Excluding shares held in treasury stocks.
3 After exercise of all options.
4 Net income/weighted average number of shares.
5 Net income/weighted average diluted number of shares.
6 Net assets after deduction of treasury shares (based on the number of shares at year-end).
7 Proposed.
8 After deduction of a 25% Belgian withholding tax.
9 After deduction of a 15% Belgian withholding tax (as the deduction is reduced to 15% for securities with a VVPR strip).
10 Total dividend/net income.
11 Based on proposed dividend.
12 Average share price as of December 31/earnings per share for the year.
13 Average share price as of December 31/net assets (including GBRR - Group share) per share as of December 31.
14 Gross dividend per share/average share price as of December 31.

STOCK EXCHANGE DATA

	Dec. 31, 2003	Dec. 31, 2004
Price per share (in EUR)[1]	13.65	16.93
Market capitalization (in millions of EUR)	16,036	19,384

Stock Exchange	Brussels	Paris
Share price as of Dec. 31, 2003 (in EUR)	13.66	13.63
Share price as of Dec. 31, 2004 (in EUR)	16.92	16.93
Highest price/Lowest price (in EUR)	17.19 /12.81	17.19 /12.85
Average daily trading volume (in millions of EUR)	18.69	26.25
Average daily trading volume (in thousands of shares)	1,273	1,774

1 Average of closing prices on Euronext Brussels and Euronext Paris.

REPURCHASE OF SHARES

The share buy-back program started in 2003 has been pursued in 2004. During the year, Dexia SA acquired 47,000,010 own shares, representing 4.0% of its outstanding shares at the beginning of the year. Following the resolution of the Extraordinary Shareholders' Meeting held on May 12, 2004, 39,281,037 treasury shares were cancelled, of which 8,093,145 shares were acquired at the beginning of 2004. The balance of the shares acquired in 2004 (38,906,865 shares) will be proposed for cancellation by the Board of Directors to the next Shareholders' Meeting, on May 11, 2005.

The total number of own shares held by Dexia SA and its direct subsidiaries as of December 31, 2004 is 40,050,935 representing 3.5% of the share capital of Dexia SA.

STOCK MARKET COMMENTS

The majority of the European stock markets performed rather poorly in 2004 due to a slack European economic recovery, an increase in oil prices, and record exchange rates attained by the euro versus the US dollar. These negative elements were partly compensated for by the numerous merger/acquisition operations, which bolstered the year on both sides of the Atlantic, bringing some support to the market.

In this environment, the EuroStoxx50 increased by 6.9%, the DAX by 7.3%, the CAC 40 by 7.4%, and the AEX by a mere 3.1%. On the American markets, the NASDAQ grew by 7.4% and the Dow Jones by only 3.2%.

In the banking sector, where the EuroStoxx Banks went up 10.8%, the progress was higher, reflecting the good general results published by the banks throughout the year and also, undoubtedly, some speculation. Of all the European banks, the Belgian banks made the best progress – to the benefit of the BEL20 index, which announced a 30.7% increase.

2004 was an excellent year for Dexia: the share grew by more than 24%, posting a progress superior to the majority of Dexia's banking competitors and the majority of the European indices. Dexia outperformed the EuroStoxx Banks all year long, but the growth was particularly significant and uninterrupted from the summer of 2004 until the end of the year.

The reasons for this share price increase lie first and foremost in the succession of positive quarterly results published throughout the year, and the pursuit of buybacks of shares as announced on the market.

As for the rest of the stock markets, Dexia's volatility was lower in 2004 compared to 2003, with price extremes ranging from a bottom of EUR 12.81 to a top of EUR 17.19. Similarly, daily exchanges were lower in 2004, with an average of 3 million of shares treated globally on the two locations, compared to 4 million in 2003.

To conclude, since the Group's inception in 1996, the annualized performance of the share has attained an annual growth of 13.2%.

STOCK PERFORMANCE OF DEXIA FROM JANUARY 2, 2004


EUR 19
18
17
16
15
14
13
12
01/02/2004
01/16/2004
01/30/2004
02/13/2004
02/27/2004
03/12/2004
03/26/2004
04/09/2004
04/23/2004
05/07/2004
05/21/2004
06/04/2004
06/18/2004
07/02/2004
07/16/2004
07/30/2004
08/13/2004
08/27/2004
09/10/2004
09/24/2004
10/08/2004
10/22/2004
11/05/2004
11/19/2004
12/03/2004
12/17/2004
12/31/2004
01/14/2005
01/28/2005
02/11/2005
02/24/2005
Average Dexia
Dow Jones EuroStoxx Banks
Dow Jones EuroStoxx50

VALUE AS OF FEBRUARY 24, 2005 OF EUR 1,000 INVESTED AT THE THREE DATES INDICATED BELOW


CAC 40
937
2,035
2,862
EuroStoxx50
878
1,982
4,147
EuroStoxx Banks
1,198
2,762
4,440
BEL20
1,077
1,971
3,888
Dexia
1,414
3,129
8,228
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
EUR
September 16, 1999 (unification of Dexia)
November 20, 1996 (creation of Dexia)
December 31, 1991 (IPO of Crédit local de France)
Calculation made on return indices
and for Dexia on reinvested dividends

STOCK MARKET INDICES

The Dexia share is a component of several and pan-European stock market indices[1].

The table below drawn up as of December 31, 2004 summarizes the position and Dexia's weightings in each of these indices.

In April 1998, Dexia signed the United Nations declaration on the environment and sustainable development. This, and its commitment to sustainable development explain why Dexia has been selected to be a part of the following indices:

- Dow Jones Sustainability Index "World";
- ASPI Eurozone;
- FTSE4 Good "Europe" and "Global"
- Ethibel Sustainability Index (ESI) "Europe" and "Global".

Dexia's shares are quoted on Euronext Brussels, Euronext Paris and the Luxembourg stock exchange.

1 As of January 31, 2005, Dexia has been included in a new index: Next CAC 70.

INDICES

Index	Weighting	Position	Number of companies
BEL20	15.32%	2	20
CAC 40	1.80%	20	40
Euronext100	1.36%	19	100
FTSE Eurotop100	0.43%	61	103
FTSEuroFirst80	0.74%	48	81
Dow Jones EuroStoxx Banks	2.08%	14	48 (Size Index)
MSCI Europe Banks	1.33%	18	46

DIVIDEND

The Shareholders' Meeting of May 11, 2005 to approve the financial statements for 2004 will decide upon the amount of the dividend based on the recommendations[1] of the Management Board, shown in the figure below.

PAYOUT RATIO AND DIVIDEND PER SHARE



Payout ratio
40.9%
40.9%
41.4%
41.9%
39.3%
43.0%
42.1%
38.7%²
Dividend
(in EUR)
0.6
0.5
0.4
0.3
0.2
0.1
0
0.27
0.32
0.31
0.36
0.39
0.43
0.48
0.48
0.53
0.62³
+17.0%
1997
1998
1999
2000
2001
2002
2003
2004
Dexia France
Dexia Belgium
Dexia

1 As this Activity Report goes to press.
2 Based on proposed dividend.
3 Proposed.



VI CONSOLIDATED FINANCIAL STATEMENTS

DEXIA - CONSOLIDATED BALANCE SHEET (BEFORE INCOME APPROPRIATION)[1]

ASSETS

in millions of EUR		Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004
I.	Cash, central banks and postal checking accounts	2,198	3,010	2,209
II.	Government securities eligible for central bank refinancing	10,886	5,977	9,734
	A. Banking activity and other	*8,713*	*5,769*	*9,468*
	B. Insurance activity	*2,173*	*208*	*266*
III.	Interbank loans and advances	29,841	29,696	43,571
	A. Sight	*2,523*	*3,596*	*4,411*
	B. Other	*27,318*	*26,100*	*39,160*
IV.	Customer loans	157,773	161,941	166,199
V.	Bonds and other fixed-income securities	117,009	115,351	126,871
	A. Banking activity and other	*101,588*	*101,719*	*109,392*
	1. Government bonds	*36,345*	*38,269*	*42,480*
	2. Other bonds	*65,243*	*63,450*	*66,912*
	B. Insurance activity	*15,421*	*13,632*	*17,479*
VI.	Equities and other variable-income securities	4,906	5,157	6,336
	A. Banking activity and other	*2,007*	*1,878*	*1,946*
	B. Insurance activity	*2,899*	*3,279*	*4,390*
VII.	Long-term investments	1,883	1,443	1,524
	A. Investments accounted for by the equity method	*494*	*526*	*583*
	B. Investments at cost	*1,389*	*917*	*941*
	1. Banking activity and other	*1,282*	*849*	*820*
	2. Insurance activity	*107*	*68*	*121*
VIII.	Intangible assets	1,100	949	871
	A. Formation expense and other intangible assets	*258*	*232*	*221*
	B. Goodwill arising on consolidation	*842*	*717*	*650*
IX.	Property and equipment	1,838	1,811	1,792
X.	Unpaid capital	0	0	0
XII.	Treasury stock	232	425	592
XIII.	Other assets	5,632	6,125	8,411
	A. Banking activity and other	*4,848*	*5,403*	*7,650*
	B. Insurance activity	*784*	*722*	*761*
XIV.	Accruals and other assets	17,626	18,003	21,045
	Total assets	350,924	349,888	389,155

1 Restated for 2002.

DEXIA - CONSOLIDATED BALANCE SHEET (BEFORE INCOME APPROPRIATION)[1]

LIABILITIES AND SHAREHOLDERS' EQUITY

in millions of EUR		Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004
I.	Interbank loans and deposits	68,176	68,088	86,465
	A. Sight	*7,278*	*4,736*	*6,243*
	B. Time	*60,898*	*63,352*	*80,222*
II.	Customer deposits	85,322	92,343	97,609
	A. Savings accounts	*19,917*	*22,012*	*25,570*
	B. Other deposits	*65,405*	*70,331*	*72,039*
	1. Sight	*22,713*	*24,232*	*27,005*
	2. Time	*42,692*	*46,099*	*45,034*
III.	Debt securities	146,505	134,905	143,914
	A. Banking activity and other	*137,444*	*134,566*	*143,740*
	1. Notes and other bonds	*94,103*	*82,969*	*90,964*
	2. Other	*43,341*	*51,597*	*52,776*
	B. Insurance activity	*9,061*	*339*	*174*
IV.	Other liabilities	5,413	4,108	4,519
	A. Banking activity and other	*4,245*	*2,911*	*3,214*
	B. Insurance activity	*1,168*	*1,197*	*1,305*
V.	Accruals and other liabilities	17,458	20,886	24,493
VI.	Provisions	10,821	12,079	14,493
	A. Provisions for contingencies and charges[2]	*1,471*	*1,282*	*1,110*
	B. Provisions for deferred taxes	*971*	*644*	*711*
	C. Technical provisions of insurance activity	*8,379*	*10,153*	*12,672*
VII.	General banking risks reserve	1,842	1,793	1,793
VIII.	Subordinated debt and hybrid capital instruments	5,583	5,411	4,922
	A. Banking activity and other	*5,575*	*5,403*	*4,911*
	B. Insurance activity	*8*	*8*	*11*
IX.	Capital stock	4,744	4,786	4,825
X.	Additional paid-in capital	8,846	8,915	8,993
X.bis	Commitments to capital increase	0	0	0
XI.	Retained earnings	1,056	1,070	747
XII.	Revaluation reserve	8	8	6
XIV.	Negative goodwill	318	333	312
XIV.bis	Deducted goodwill	(7,135)	(6,602)	(5,937)
XV.	Cumulative translation adjustments	(46)	(151)	(254)
XVI.	Minority interests	628	403	413
XVII.	Net income for the year	1,385	1,513	1,842
	A. Net income for the year - part of the Group	*1,299*	*1,431*	*1,772*
	B. Minority interests in net income for the year	*86*	*82*	*70*
	Total liabilities and shareholders' equity	**350,924**	**349,888**	**389,155**

1 Restated for 2002.

2 The part of provision related to Legiolease is discussed on pages 82-85.

DEXIA - CONSOLIDATED OFF-BALANCE SHEET ITEMS[1]

in millions of EUR		Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004
I.	Contingencies	23,653	26,745	31,547
II.	Financing commitments	50,137	59,222	55,575
III.	Assets entrusted to the Group	276,098	296,306	365,977
IV.	Uncalled amounts of share capital	41	37	29
V.	Commitments received	172,984	162,534	174,715
	A. Financing commitments	*11,002*	*7,363*	*6,210*
	B. Guarantees received	*74,120*	*78,336*	*82,518*
	C. Commitments received by insurance companies	*87,862*	*76,835*	*85,987*
VI.	Foreign currency transactions	194,299	186,003	208,435
	A. Amounts receivable	*96,945*	*91,943*	*102,501*
	B. Amounts to be delivered	*97,354*	*94,060*	*105,934*
VII.	Financial futures	1,375,782	1,420,862	1,416,737
VIII.	Securities transactions	12,974	4,005	5,795
VIII.	Other commitments	334,193	297,962	310,722
	A. Banking activity and other	*7,223*	*1,361*	*3,152*
	B. Insurance activity	*326,970*	*296,601*	*307,570*

1 Restated for 2002.

DEXIA - CONSOLIDATED STATEMENT OF INCOME[1]

in millions of EUR		Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004
I.	Interest income	15,782	14,142	13,474
	A. Interest income on interbank transactions	*3,375*	*3,504*	*3,832*
	B. Interest income on customer transactions	*7,801*	*6,866*	*6,467*
	C. Interest income on bonds and other fixed-income securities	*4,606*	*3,772*	*3,175*
II.	Interest expense	(12,923)	(11,044)	(10,445)
	A. Interest expense on interbank transactions	*(4,594)*	*(4,316)*	*(4,380)*
	B. Interest expense on customer transactions	*(2,328)*	*(1,811)*	*(1,849)*
	C. Interest expense on bonds and other fixed-income securities	*(6,001)*	*(4,917)*	*(4,216)*
III.	Income from variable-income securities	101	74	64
	A. Equities and other variable-income securities	*39*	*27*	*31*
	B. Long-term investments	*62*	*47*	*33*
IV.	Commission income	1,217	1,142	1,212
V.	Commission expense	(277)	(203)	(190)
VI.	Income from financial transactions	462	257	431
VII.	Other banking income	384	336	343
X.*	Other banking expense	(309)	(283)	(288)
XXI.**	Technical and financial margin of insurance activities	720	739	791
	Net banking income	**5,157**	**5,160**	**5,392**
VIII.*	General operating expense	(2,854)	(2,754)	(2,738)
	A. Staff costs	*(1,587)*	*(1,442)*	*(1,463)*
	1. Payroll expense	*(1,241)*	*(1,123)*	*(1,133)*
	2. Social security costs	*(346)*	*(319)*	*(330)*
	B. Other general operating expense	*(898)*	*(921)*	*(870)*
	1. Taxes other than on income	*(90)*	*(78)*	*(69)*
	2. Other general operating expense	*(808)*	*(843)*	*(801)*
	C. Network commissions	*(312)*	*(340)*	*(355)*
	D. Deferred acquisition costs	*(57)*	*(51)*	*(50)*
IX.	Depreciation and amortization	(183)	(302)	(274)
	Operating income before allowances	**2,120**	**2,104**	**2,380**
XI.	Net losses and allowances for loan losses and off-balance sheet items	(722)	(176)	(229)
XII.	Net gains and recoveries of allowances on long-term investments	(36)	15	99
XIII.	Net allocation to the general banking risks reserve	82	7	0
XIV.	Amortization of goodwill of fully-consolidated companies	(57)	(131)	(44)
	Operating income after allowances	**1,387**	**1,819**	**2,206**
XV.	Exceptional income	0	0	0
XVI.	Exceptional expense	0	0	0
XVII.	Corporate income tax	(58)	(362)	(420)
	A. Current taxes	*(345)*	*(503)*	*(534)*
	B. Deferred taxes	*287*	*141*	*114*
	Income after taxes of fully-consolidated companies	**1,329**	**1,457**	**1,786**
XVIII.	Income and losses from companies accounted for by the equity method	66	67	71
	A. Income	*77*	*71*	*72*
	B. Losses	*(11)*	*(4)*	*(1)*
XIX.	Depreciation and amortization of goodwill of companies accounted for by the equity method	(10)	(11)	(15)
	Net income before minority interests	**1,385**	**1,513**	**1,842**
XX.	Minority interests	86	82	70
XXI.	Net income - part of the Group	1,299	1,431	1,772

* In order to express the "Net banking income", these headings were transferred keeping the numbers of the European directive 86/635.

** To include the net income of the insurance activity in the net banking income, whilst keeping the numbers of the European directive 86/635.

1 Restated for 2002.

The consolidated financial statements are established on the basis of the consolidated and harmonized financial statements of the Dexia Group's operating entities, i.e. Dexia Bank, Dexia Crédit Local and Dexia BIL.

They are presented in accordance with the principles and rules of the European directives regarding the annual (4th directive of July 27, 1978) and consolidated (7th directive on June 13, 1983) financial statements of banking institutions and the recommendations of Belgian and French regulatory authorities.

The layout applicable to the credit institutions was adapted in order to take into account the specificities of the activities of insurance companies.

The principles and policies applied in the preparation of the consolidated financial statements are in accordance with European directives and with the Royal Decree of September 23,1992 relating to the annual and consolidated statements of credit institutions.

Only some valuation rules have not been harmonized yet but the differences do not have a significant impact on the present financial statements.

CONSOLIDATED BALANCE SHEET AS OF JANUARY 1, 2004 UNDER EU GAAP

All information included in this reconciliation document are unaudited amounts and must be considered as not definitive as new standards or interpretations may still be published before the publication of the financial statements in May 2005.

The definition of EU GAAP is given on page 81 of this report.

DEXIA - RECONCILIATION OF THE CONSOLIDATED BALANCE SHEET

ASSETS

	in millions of EUR	At Dec. 31, 2003 under Dexia GAAP	Difference between EU/Dexia GAAP	Note	At Jan. 1, 2004 under EU GAAP (unaudited)		
I.	Cash, central banks and postal checking accounts	3,010	1,478	1	4,488	I.	Cash and balances with central banks
II.	Government securities eligible for central bank refinancing	5,977	-5,977				
III.	Interbank loans and advances	29,696	-1,884	1	27,812	II.	Due from banks
IV.	Customer loans	161,941	2,796	2	164,737	III.	Loans and receivables from customers
V.	Bonds and other fixed-income securities	115,351	11,006	3	126,357		*Total: IV + V + VI + VII*
	A. Banking activity and other	*101,719*			17,488	IV.	Loans and securities held for trading
	1. Government bonds	*38,269*			0	V.	Loans and securities designated at fair value
	2. Other bonds	*63,450*			108,036	VI.	Loans and securities available for sale
	B. Insurance activity	*13,632*			833	VII.	Loans and securities held to maturity
VI.	Equities and other variable-income securities	5,157	-5,157				
	A. Banking activity and other	*1,878*					
	B. Insurance activity	*3,279*					
			18,082	*4*	18,082	VIII.	Net positive value of derivatives
				5	0	IX.	Fair value revaluation of portfolio hedge
VII.	Long-term investments	1,443					
	A. Investments accounted for by the equity method	526	*175*	*6*	701	X.	Investments in associates
	B. Investments at cost	917	-917				
	1. Banking activity and other	*849*					
	2. Insurance activity	*68*					
VIII.	Intangible assets	949	-232	6	717	XII.	Intangible assets and goodwill
	A. Formation expense and other intangible assets	*232*					
	B. Goodwill arising on consolidation	*717*					
IX.	Property and equipment	1,811	-295	7	1,516	XI.	Tangible fixed assets
XII.	Treasury stock	425	-425				
XIII.	Other assets	6,125	365		6,490		*Total: XIII + XIV + XV*
	A. Banking activity and other	*5,403*		*8*	*621*	XIII.	Tax assets
	B. Insurance activity	*722*		*9*	*5,806*	XIV.	Other assets
XIV.	Accruals and other assets	18,003	-18,003	10	63	XV.	Non current assets held for sale
	Total assets	349,888	1,012		350,900		Total assets

NOTES TO THE ASSETS

The explanations given below are meant to explain the major changes as well as the special points of attention.

1. The monetary reserves to the Central Bank have been reclassified from *"III. Interbank loans and advances" (Dexia GAAP)* to *"I. Cash and balances with central banks" (EU GAAP).*

2. The increase is mainly due to a reclassification of bonds that were recorded in *"V. Bonds and other fixed-income securities" (Dexia GAAP)* but which were not quoted and have been considered as loans to customers under IAS 39. To a lesser extent, it is also due to leasing contracts that have been requalified from operational leases to financial leases (previously in *"IX. Property and equipment" under Dexia GAAP)* and to some provisions for credit risk, including the generic provision of Legiolease, which were classified under *"VI.A. Provisions for contingencies and charges" (Dexia GAAP)* and now deducted from the related assets as specific impairment.

3. Loans and securities are classified among different headings under *Dexia GAAP:*
   - *II. Government securities eligible for central bank refinancing*
   - *V. Bonds and other fixed-income securities*
   - *VI. Equities and other variable-income securities*
   - *VII.B. Long-term investments: Investments at cost*
   - *XII. Treasury stock*

   Under *EU GAAP*, loans and securities are divided into different sections:
   - *IV. Loans and securities held for trading (HFT)*
   - *V. Loans and securities designated at fair value (FV)*: this line can only be used as from January 1, 2005, as this possibility only exists when IAS 39 is applicable. This line will include the unit-linked products as from January 1, 2005.
   - *VI. Loans and securities available for sale (AFS).* Note: in 2004, it also includes the treasury shares that will be deducted from equity as from January 1, 2005.
   - *VII. Loans and securities held to maturity (HTM)*

4. This heading includes mainly the accrued interests and derivative premiums on derivatives, which are mostly in *"XIV. Accruals and other assets" in Dexia GAAP.* No fair value adjustment is recorded in 2004 as IAS 39 will be applied in 2005.

5. This heading, which will include the interest rate fair value revaluation of the hedged items included in a portfolio hedge (European portfolio hedge), is not used in 2004 as IAS 39 is only applicable as from January 1, 2005.

6. Goodwill on *"VII.A. Investments accounted for by the equity method" (Dexia GAAP)* is now a part of *"X. Investments in associates" (EU GAAP).*

7. The adjusting element is the reclassification of assets leased out from operational lease under *Dexia GAAP* to financial lease under *EU GAAP.*

8. This heading includes the tax assets and deferred taxes, that were included in *"XIII. Other assets" (Dexia GAAP)* plus the deferred tax adjustments on first time adoption of *EU GAAP.*

9. Other assets mainly comprise accrued income (non-interest related), prepayments and other accounts receivable. They also include insurance products (reinsurance, insurance premiums receivables, etc.), construction contracts, inventories, assets relating to employee benefit obligations.

10. According to IFRS 5, this line includes the assets held for sale (mainly a building in France sold in 2004 and some hub and spoke branches in Belgium).

DEXIA - RECONCILIATION OF THE CONSOLIDATED BALANCE SHEET

LIABILITIES AND EQUITY

	in millions of EUR	At Dec. 31, 2003 under Dexia GAAP	Difference between EU/Dexia GAAP	Note	At Jan. 1, 2004 under EU GAAP (unaudited)		
I.	Interbank loans and deposits	68,088	146		68,234	I.	Due to banks
II.	Customer deposits	92,343	-7,264	1	85,079	II.	Customer borrowings and deposits
			6,048	1	6,048	III.	Liabilities held for trading
			0	2	0	IV.	Liabilities designated at fair value
			0	3	0	VI.	Fair value revaluation of portfolio hedge
III.	Debt securities	134,905	1,028	4	135,933	VII.	Debt securities
IV.	Other liabilities	4,108	3,794	5	7,902	IX.	Other liabilities
V.	Accruals and other liabilities	20,886	-2,648	6	18,238	V.	Net negative value of derivatives
VI.	Provisions						
	A. Provision for contingencies and charges	1,282	-177	7	1,105	IX.	Provisions and other obligations
	B. Provisions for deferred taxes	644	283	8	927	X.	Tax liabilities
	C. Technical provisions of insurance activity	10,153	-167	9	9,986	VIII.	Technical provisions from insurance companies
VII.	General banking risks reserve	1,793	-1,793		0		
VIII.	Subordinated debt and hybrid capital instruments	5,411	109	10	5,520	VIII.	Subordinated and convertible debts
					0	XII.	Non current liabilities held for sale
	Total debts	**339,613**	**-641**		**338,972**		**Total liabilities (A)**
IX.	Capital stock	4,786			4,786	XIII.	Subscribed capital
X.	Additional paid-in capital	8,915			8,915	XIV.	Additional paid-in capital share premium
XI.	Retained earnings	2,501	142		-2,260	XII.	Reserves and retained earnings
XII.	Revaluation reserve	8	-8		0	XV.	Treasury shares
XIV.	Negative goodwill	333	-333		0	XVIII.	Net income for the period
XIV.b	Goodwill deducted from equity	-6,602	6,602				
	Subtotal	9,941	1,500		11,441		Core shareholders' equity
					0	XIX.	Gains and losses of securities not recognized in the statement of income
					0	XX.	Gains and losses of derivatives not recognized in the statement of income
					0	XXI.	Gains and losses of associates not recognized in the statement of income
					0	XXII.	Non realized performance relating to non current assets held for sale
XV.	Cumulative translation adjustments (+/-)	-151	151		0	XXII.	Cumulative translation adjustments
	Total equity of the Group	9,790	1,651	11	11,441		Total shareholders' equity
XVI.	Minority interests	485	2		487	XXIII.	Minority interests
	Total equity	**10,275**	**1,653**		**11,928**		**Total equity (B)**
	Total liabilities and shareholders' equity	**349,888**	**1,012**		**350,900**		**Total equity and liabilities (A) + (B)**

NOTES TO THE LIABILITIES AND EQUITY

The explanations given below are meant to explain the major changes as well as the special points of attention.

1. *"II. Customer deposits" (Dexia GAAP)* include :
   - Trading short positions on interest rate, which are transferred to *"III. Liabilities held for trading" (EU GAAP)*.
   - some debts issued by FSA, which are now considered as *"VII. Debt securities"* under *EU GAAP*.

2. This line can only be used as from January 1, 2005, as this possibility only exists when IAS 39 is applicable and will include:
   - the technical reserves of unit-linked products as from January 1, 2005 – similar as note 3 of the assets.
   - the liabilities with embedded derivatives that can not be bifurcated.

   Regulation does not allow the possibility to designate liabilities at fair value except when allowed by EC directives and regulations, which is the case for the above two elements.

3. Similar as note 5 for the assets.

4. Issued premiums and discounts included in *"XIV. Accruals and other assets"* and *"V. Accruals and other liabilities" in Dexia GAAP* are now allocated to their related assets and liabilities, the main item being *"VII. Debt securities"* under *EU GAAP*. This line also includes debts issued by FSA as explained in note 1 above.

5. The increase comes from the reclassification, from *"V. Accruals and other liabilities" (Dexia GAAP)* of accruals, now recorded under this heading. Liabilities of insurance companies (insurance products) are also recorded under this heading.

6. Similar as note 4 for the assets.

7. The changes come from the constitution of employee benefits provisions according to IAS 19, the reversal of provisions that were not IAS 37 compliant, and by the fact that some provision for credit risk, including the generic provision of Legiolease, are now deducted from their related assets – see note 2 of the assets.

8. Includes current tax payables included in *"IV. Other liabilities (Dexia GAAP)*, deferred taxes in *"VI. B. Provisions for deferred taxes" (Dexia GAAP)*, and deferred taxes on changes in accounting principles, mainly on reversal of provisions for risks and charges.

9. This line will be impacted on January 1, 2005, when all insurance products that do not qualify as insurance products will be requalified. Unit-linked products provisions included under this heading in 2004 will be transferred to *"IV. Liabilities designated at fair value" (EU GAAP)* in 2005.

10. The main impact comes from the fact that *"VIII. Subordinated debt and hybrid capital instruments" (Dexia GAAP)* did not include the non-subordinated but convertible debts.

11. Total shareholders' equity in *EU GAAP* includes the total equity of the Group under *Dexia GAAP*, the adjustments coming from the first adoption of EU rules (reclassification of *"VII. General banking risks reserve" (Dexia GAAP)* and other adjustments for an amount of EUR -142 million). Further explanations are given on page 81 of this report.

CONTACTS

ROBERT BOUBLIL, DIRECTOR OF INVESTOR RELATIONS

Investor Relations Officers

Brussels
Fax: (32) 2 213 57 80

Peter De Baere
Tel.: (32) 2 213 57 46
e-mail: peter.debaere@dexia.com

Anne Garsoux
Tel.: (32) 2 213 57 49
e-mail: anne.garsoux@dexia.com

Paris
Fax: (33) 1 43 92 71 07

Thomas Guittet
Tel.: (33) 1 43 92 80 34
e-mail: thomas.guittet@dexia.com

Activity reports, presentations, press relases and other financial information are available on
www.dexia.com/e/you-are/investor.php

FINANCIAL CALENDAR

DATES	EVENTS
May 11, 2005	Annual Shareholders' Meeting
May 26, 2005	Publication of the results as of March 31, 2005
	Payment of the 2004 dividend
September 8, 2005	Publication of the results as of June 30, 2005
November 17, 2005	Publication of the results as of September 30, 2005

Dexia SA
Square de Meeûs 1
B-1000 Brussels

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

Investor Relations Department

Square de Meeûs 1
B-1000 Brussels
Tel.: (32) 2 213 57 46 - 57 49
Fax: (32) 2 213 57 80

7-11, quai André Citroën
F-75901 Paris cedex 15
Tel.: (33) 1 43 92 80 34
Fax: (33) 1 43 92 71 07

PRESS RELEASE



Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

3/3/2005
16 p.

«MEDIA»
«NOM»

Fourth quarter and full year 2004 results

Fourth quarter 2004 results

- **Gross operating income:** **EUR 566 million (up 20.7%** vs. **Q4 2003)**
- **Net income:** **EUR 406 million (up 23.8%** vs. **Q4 2003)**

Full year 2004 results

- **Gross operating income:** **EUR 2,380 million (up 13.1%** vs. **2003)**
- **Net income:** **EUR 1,772 million (up 23.8%** vs. **2003)**
- **Earnings Per Share:** **EUR 1.58 (up 28.1%** vs. **2003)**
- **Proposed Dividend per share:** **EUR 0.62 (up 17.0%** vs. **2003)**
- **Cost/income ratio:** **55.9% (59.2% in 2003)**
- **Return on equity[1]:** **19.8% (16.5% in 2003)**
- **Tier 1 ratio:** **10.7% at year-end 2004 (9.9% one year earlier)**

In millions of EUR	Q4 2004	Evolution Q4 04/Q4 03	FY 2004	Evolution FY 04/FY 03
Revenues	**1,337**	+5.2%	**5,392**	+4.5%
Costs	**-771**	-3.8%	**-3,012**	-1.4%
Gross operating income	**566**	+20.7%	**2,380**	+13.1%
Net income	**406**	+23.8%	**1,772**	+23.8%

I. Consolidated Financial Statements as of December 31, 2004

The Board of Directors of Dexia met on Thursday March 3, 2005. It approved the Group's Financial Statements as of December 31, 2004.

Consolidated statement of income

In millions of EUR	Q4 03	Q4 04	Evol.	FY 2003	FY 2004	Evol.
Revenues	1,271	1,337	+5.2%	5,160	5,392	+4.5%
Costs	-802	-771	-3.8%	-3,056	-3,012	-1.4%
Gross Operating Income	**469**	**566**	**+20.7%**	**2,104**	**2,380**	**+13.1%**
Cost of Risk	-56	-205	x3.6	-176	-229	+30.1%
Net gains on LT inv.	+17	+52	x3.1	+15	+99	x6.6
Net allocation to GBRR	0	+1	n.s.	+7	0	n.s.
Goodwill amortisation	-90	-8	-91.3%	-131	-44	-66.6%
Corporate income tax	-9	+2	n.s.	-362	-420	+16.1%
Income from equity-accounted companies	+19	+13	-29.6%	56	56	+0.8%
Minority interests	22	16	-24.1%	82	70	-15.4%
Net Income	**328**	**406**	**+23.8%**	**1,431**	**1,772**	**+23.8%**
Cost/Income ratio	63.1%	57.7%	-	59.2%	55.9%	-
Return on Equity[1]	-	-	-	16.5%	19.8%	-

2004 has been a record year at Dexia in terms of earnings progression: **net income** stood at EUR 1,772 million, up 23.8% or EUR 341 million. In aggregate terms, the evolution stemmed from increasing revenues - despite a negative impact of the euro / dollar exchange rate -, and a good control of the cost base. This increase was also positively influenced by nonrecurring items amounting to a net EUR 159 million in 2004, against EUR 40 million in 2003, which are analysed on page 13 of this press release. Excluding such nonrecurring items, and on a pro forma basis, the net income progressed by 18.2% (19.2% at constant exchange rate), a very vigorous increase.

This marks a continuing strong operating performance - after a progression of 15.2% (18.5% at constant rate of exchange) in 2003 – which has been experienced in all business lines of the Group, sometimes at very high rates: Public and Project Finance underlying earnings went up 14.2% (+17.9% at constant exchange rate); in Retail Financial Services they went up 24.8%; in Investment Management Services the progression was 32.0%; and in Treasury and Financial Markets, it was 9.0% (+12.4% at constant exchange rate).

[1] If the goodwill related to the share exchange offer on Dexia BIL shares (in 1999), the goodwill related to the acquisitions of FSA and Labouchere (in 2000) and the goodwill related to the acquisitions of Artesia BC, Kempen&Co and Financière Opale Group (in 2001) had been recorded in the assets in the balance sheet and written off over 20 years, the ROE would have totalled 7.1% for 2003 and 9.2% for 2004.

Revenues

For the whole year, revenues amounted to EUR 5,392 million, up 4.5%, and up 5.6% on the underlying pro forma numbers. This stemmed from the very good operating performance, the nonrecurring revenues having amounted to only EUR 30 million. This year again, the progression of underlying revenues was curtailed by the evolution of the US dollar, which has substantially impacted the revenues of two business lines (EUR - 52 million in Public/Project Finance, and EUR – 12 million in Treasury and Financial Markets) conducting a part of their business in US dollars. This shortfall was only partly compensated by the positive results (EUR + 41 million) of currency hedges, booked in Central Assets. At constant exchange rate, the progression of the underlying pro forma revenues was + 6.1%. All categories of revenues were up:

- ***Net interest and related income***, amounting to EUR 3,524 million, increased by 2.8%, and +2.6% on the underlying basis. The respective segment contributions (analysed later in this press release) were positive in the first two business lines (+7.5% in Public/Project Finance and +6.6% in Retail Financial Services) and in the opposite direction in Investment Management Services (-13.5%) under the effect of the decrease in loans outstandings at Dexia Bank Nederland.

- ***Net commissions and other income*** amounted to EUR 1,076 million, up 8.5%. The increase was twice as strong (+15.3%, or EUR +147 million) for the underlying pro forma numbers, largely explained by a vigorous resumption of fee-generating activity, both in Retail Financial Services (EUR + 36 million) and Investment Management Services (EUR + 106 million).

- ***Technical and financial margin of insurance activities*** was up 7.1% to EUR 791 million, and up 6.6% (or EUR 49 million) on the underlying pro forma basis. This increase would have been much higher (+12.5%), had the EUR/USD parity remained constant. This reflects in particular the continuing good performance of FSA, and improved environment for the other insurance activities, by comparison to 2003.

In the fourth quarter, revenues amounted to EUR 1,337 million, against EUR 1,271 million in the same quarter of 2003, i.e. 5.2% higher. Underlying revenues amounted to EUR 1,344 million, up 7.8% compared to the same quarter (pro forma) of the previous year, and even more (+8.5%) at constant rate of exchange. This evolution is unequal among the different types of revenues:

- ***Net interest and related income*** amounted to EUR 848 million, up 3.7%, and 2.3% (or EUR 19 million) for underlying numbers.

- ***Net commissions and other income*** amounted to EUR 280 million, stable on the same quarter of 2003. Looking at the underlying pro forma numbers, commissions were up 16.4% (or EUR 43 million) over the fourth quarter of 2003, stemming from all commercial business lines.

- ***Technical and financial margin of insurance activities*** amounted to EUR 209 million, up 20.8% in one year. The underlying evolution was +20.2% (or EUR 35 million) largely coming from the good performance of FSA, and despite the negative effect of the EUR/USD parity.

Costs

For the whole year 2004, costs amounted to EUR 3,012 million, down 1.4% on the equivalent number reported in 2003. Concerning the underlying cost base, after two consecutive years of compression, it was up this year by a modest 1.6%, i.e. close to the inflation rate, in line with the Group's objective. The exchange parity contributed in part to this good result, since part of the cost base is USD denominated: at constant exchange rate, the underlying costs went up 2.1%, a very satisfactory evolution when compared to the revenues (+6.1%) on similar basis. The analysis of underlying costs by type shows the following:

- Staff costs amounted to EUR 1,446 million in 2004, up 3.2% compared to the previous year.
- Network commissions, representing the commissions paid by the Group to its networks of independent agents and business introducers, amounted to EUR 355 million, up 3.2%.
- Other operating expenses were stable at EUR 863 million.
- Depreciation and amortization and deferred acquisition costs were down 2.1% to EUR 352 million.

During the fourth quarter of 2004, costs amounted to EUR 771 million, down 3.8% compared to the fourth quarter of 2003. Excluding nonrecurring items and changes of consolidation scope, underlying costs went down 1.8% between the two periods, i.e. an overall variance of EUR -14 million, which is analyzed in the second section of this press release dealing with the individual business lines.

Gross operating income

For the whole year 2004, the gross operating income progressed strongly to EUR 2,380 million, a 13.1% increase on 2003. On the basis of underlying pro forma revenues and costs, the progression was +11.1% (+11.8% at constant exchange rate).

In the fourth quarter of 2004, it amounted to EUR 566 million, up 20.7% from what it was in the fourth quarter of 2003. On the basis of underlying revenues and costs (pro forma), it went up even more strongly, with a 23.7% increase quarter against quarter (+24.8% at constant exchange rate).

Cost/income ratio has continued to improve and stood at 55.9% in 2004. This compares with 59.2% in 2003. Without nonrecurring items, it also improved, going from 58.4% in 2003 to 56.2% in 2004.

The cost of risk amounted in total to EUR 229 million in 2004, compared to EUR 176 million in 2003. The charge in 2004 included EUR 177 million of exceptional provisions made at Dexia Bank Nederland (see below). Without that specific item, the cost of risk would have been EUR 52 million, about one third of the comparable number in 2003, i.e. EUR 158 million. The favorable underlying variance is explained by several factors, all going in the good direction: risk charges were low in 2004 in the Public/Project Finance and Retail Financial Services business lines; 2003 was a high reference in Investment Management Services (EUR 18 million provisions were made in 2003 in the French private banking operations); and finally a reversal of EUR 17 million took place in 2004 in Treasury and Financial Markets, in view of the improvement of the situation of some counterparts.

Focus on Dexia Bank Nederland

Regarding Dexia Bank Nederland, it must be reminded that provisions amounting to EUR 478 million, both generic and specific, were booked in 2002 accounts, to cover costs and potential credit risks linked to the share leasing portfolio. These provisions have been partly used to date, and came to EUR 237 million for the generic provision, and EUR 158 million for the specific provisions at year-end. Beyond these amounts, Dexia announced on February 11, 2005 that it decided to make EUR 207 million of additional allowances in the 2004 accounts. Those were in the form of provisions to cover the foreseeable costs of certain legal risks and settlements of transactions (EUR 80 million, appearing as an additional generic provision), additional provisions for the cases of customers of Dexia Bank Nederland experiencing difficulties (EUR 102 million booked as specific provisions), and the balance of EUR 25 million in the form of accelerated amortization of capitalized expenses that were previously deferred (a negative item in 'other revenues'). All these amounts are nonrecurring items. At year-end, the total stock, both for credit and legal risks (except those related to spouse consent), thus stood at EUR 317 million for the generic provisions, and EUR 260 million for the specific provisions.

A full disclosure on Dexia Bank Nederland is made on pages 82-85 of "Activity Report Year and Q4 2004", available on the company's website www.dexia.com.

The cost of risk ratios (annual net charge as a percentage of total outstanding commitments) stood as follows in 2004: 1.8 basis points for the banking activities, against 5.7 basis points in 2003 (without Dexia Bank Nederland); 0.6 basis point for FSA, against 1.2 basis point in 2003.

Net gains and impairments on long-term investments amounted to EUR +99 million in 2004, against EUR +15 million in 2003. The main gains in 2004 are described below when discussing nonrecurring items.

Amortization of goodwill on fully consolidated subsidiaries amounted to EUR 44 million in 2004, compared to EUR 131 million in 2003, which included several accelerations. The charge, in 2004, was mitigated by the amortization of the badwill of Dexia Hypothekenbank Berlin (EUR + 15 million), following the purchase of the minority holding.

Corporate income tax, comprising both current and deferred taxes, amounted to EUR 420 million in 2004, against EUR 362 million in 2003. In the two years, the tax charge was low, because it has been mitigated by several positive impacts: in 2003, EUR 141 million came as a nonrecurring benefit in the context of tax deductible impairments made on certain subsidiaries, and the settlement of outstanding tax disputes. In 2004, the tax charge was also reduced under the effect of the nonrecurring provisions at Dexia Bank Nederland discussed above, and also because further impairments were made on the value of certain participations of Dexia BIL, causing a nonrecurring positive tax impact of EUR 163 million. Besides, the settlement of a tax dispute caused another positive item amounting to EUR 17 million.

The Group's underlying tax rate in 2004 was 28.5%.

Net income from equity-accounted companies, net of goodwill amortization, amounted to EUR 56 million, unchanged on 2003.

Minority interests came to EUR 70 million in 2004 against EUR 82 million in 2003.

Return on equity (ROE), representing the ratio between net income for the period and average shareholders' equity (excluding the general banking risks reserve, and after income appropriation), went from 16.5% in 2003 to 19.8% in 2004.

Earnings Per Share (EPS) which amounted to EUR 1.24 per share in 2003, jumped to EUR 1.58 in 2004, an increase of 28.1%. During the course of 2004, the **share buy-back program** announced to the market has been completed, with EUR 693 million invested into it, representing 47 million of shares, or 4% of outstanding shares at the beginning of the year. The shares repurchased have already partly been cancelled following the resolution to this effect of the Shareholders' Meeting of shareholders held in May 2004, and the balance will be proposed for cancellation at the next Annual Shareholders' Meeting, in May 2005.

Despite the above reduction of outstanding shares, the **Tier One Ratio**[2] stood at 10.7% as of December 31, 2004, against 9.9% a year earlier. This positive variance is almost totally explained by the implementation, as of December 31, 2004, of internal models for market risks which have been approved by the regulators under the current Basel I methodology, reducing the amount of risk-weighted assets by 7%, thus releasing regulatory capital.

The Board of Directors will propose a **gross dividend per share** of EUR 0.62, an increase of 17.0% over the dividend per share paid last year.

II. Operations and Underlying Results[3] of the businesses

Dexia achieved a very good fourth quarter 2004, with high level of revenues, contained costs and a still very low cost of risk. Fourth quarter gross operating income increased 23.7% to reach EUR 580 millions.

The fourth quarter confirmed and even amplified the upward trends seen in the first nine months of 2004. For the full year, revenues were up 5.6% (and even +6.1% at constant exchange rate), whilst costs increased by a modest 1.6%. In 2004, group's underlying gross operating income rose 11.1% compared to 2003 (up 11.8% at constant exchange rate), with solid growth in all business lines, particularly in Retail Financial Services.

[2] For the calculation of this ratio, the profit for the year minus the proposed dividend is included in the equity
[3] Excluding nonrecurring items and at constant scope of consolidation

Underlying* Gross Operating Income								
In millions of EUR	Q4 2003**	Q4 2004	Evol.	Evol. at constant exch. rate	FY 2003**	FY 2004	Evol.	Evol. at constant exch. rate
Total Group	**469**	**580**	**+23.7%**	**+24.8%**	**2,111**	**2,346**	**+11.1%**	**+11.8%**
of which								
Public/Project Finance and Credit enhancement	292	351	+20.5%	+24.3%	1,232	1,340	+8.7%	+12.0%
Retail Financial Services	98	127	+29.9%	+29.9%	394	518	+31.6%	+31.6%
Investment Management Services	77	89	+15.1%	+16.3%	272	311	+14.2%	+15.8%
Treasury and Financial Markets	61	87	+43.0%	+46.9%	316	354	+11.9%	+15.3%

* i.e. excluding nonrecurring items ** Pro forma

1. Public/Project Finance and Credit Enhancement

Public/Project Finance & Credit Enhancement has experienced a robust growth of its gross operating income (+8.7% and even +12.0% at constant exchange rate), whilst net income was boosted by a record low risk charge.

Underlying Results of the Business Line
(i.e. excluding nonrecurring items)

In millions of EUR	Q4 2003*	Q4 2004	Evol.	Evol. at constant exch. rate	FY 2003*	FY 2004	Evol.	Evol. at constant exch. rate
Revenues	464	526	+13.4%	+16.5%	1,877	2,013	+7.3%	+10.0%
Costs	-172	-174	+1.4%	+3.2%	-645	-674	+4.5%	+6.4%
Gross Operating Income	292	351	+20.5%	+24.3%	1,232	1,340	+8.7%	+12.0%
Net Income	**182**	**238**	**+30.9%**	**+35.3%**	**790**	**902**	**+14.2%**	**+17.9%**
Cost/Income ratio	37.1%	33.2%	-	-	34.3%	33.5%	-	-
ROEE**	21.5%	25.6%	-	-	22.8%	24.4%	-	-

* Pro forma. ** Return on economic equity, annualized.

Net income for the full year amounted to EUR 902 million (+14.2% compared to 2003 and +17.9% at constant exchange rate) and EUR 238 million in the fourth quarter (+30.9% compared to the fourth quarter of 2003, and +35.3% at constant exchange rate).

The main contributors to the business line net income are FSA (29%), France (27%), Belgium (24%), United States excluding FSA (7%) and Italy (6%). It should be noted that the earning streams of FSA and Dexia New York branch have been negatively impacted by the unfavorable evolution of the USD/EUR exchange rate. These entities performed indeed very well: in particular, FSA operating earnings (in USD and US GAAP) increased by 22% in 2004 compared to 2003.

The evolution of **revenues** reflects the very good commercial performance of the business line. For the whole year, they amounted to EUR 2,013 million, up 7.3%, or up 10.0% at constant exchange rate. Growth was observed in all categories of revenues.

- Interest and related income were up 7.5%, reflecting the increase in outstandings;

- Commissions and other income were up 8.7%, thanks to a higher activity in Project Finance;

- Technical and financial margin of insurance activities (where FSA revenues are booked) were up 5.7%, despite the decrease of the USD vs. the EUR. At constant exchange rate, the progression was 14.6%.

Fourth quarter revenues amounted to EUR 526 million, 13.4% higher than in the fourth quarter of last year, and 5.0% higher than in the third quarter of this year, despite a negative impact of the dollar.

Costs were up 4.5% for the whole year (+6.4% at constant exchange rate), resulting from the expansion of the activity.

Gross operating income amounted to EUR 1,340 million for the full year (+8.7% and +12.0% at constant exchange rate), and to EUR 351 million for the fourth quarter (+20.5% compared to the fourth quarter of last year).

The **cost/income ratio** further improved in 2004, at 33.5% for the full year against 34.3% in 2003.

Cost of risk decreased substantially over the year (-64.1%) and amounted to EUR 31 million for the full year 2004, partially under the effect of write-backs, notably at FSA. The risk charge remained very limited in the fourth quarter 2004, totalling EUR 14 million.

Operating income (after cost of risk) of the business line progressed thus strongly during the year (+14.1% at EUR 1,309 million). The operating income of the fourth quarter of 2004 was EUR 337 million (+28.1% compared to the same period in 2003).

The business line's **return on economic equity** (ROEE) continued to improve, reaching 24.4% in 2004 (22.8% in 2003).

2. Retail Financial Services

Retail Financial Services continued to progress strongly in 2004: the business line achieved a 31.6% growth in its gross operating income (after a 26.1% increase in 2003).

Underlying Results of the Business Line
(i.e. excluding nonrecurring items)

In millions of EUR	Q4 2003*	Q4 2004	Evol.	FY 2003*	FY 2004	Evol.
Revenues	449	474	+5.6%	1,770	1,915	+8.2%
Costs	-351	-347	-1.1%	-1,376	-1,396	+1.5%
Gross Operating Income	98	127	+29.9%	394	518	+31.6%
Net Income	**87**	**82**	**-5.6%**	**287**	**359**	**+24.8%**
Cost/Income ratio	78.2%	73.2%	-	77.7%	72.9%	-
ROEE**	19.0%	17.7%	-	15.9%	19.3%	-

* Pro forma. ** Return on economic equity, annualized.

Net income for the full year 2004 amounted to EUR 359 million, up 24.8% compared to 2003. This improvement in profitability was achieved through a significant growth in revenues (+8.2%) associated with a modest increase in costs (+1.5%) thanks to the continuing cost-cutting program related to the integration of Artesia BC. Cost of risk slightly increased (+5.3%) from a 2003 low level. Net income in the fourth quarter of 2004 amounted to EUR 82 million, down 5.6% compared to the fourth quarter of 2003, during which the risk and tax charges were particularly low.

Revenues for the full year 2004 amounted to EUR 1,915 million, up 8.2% or EUR +145 million.

- Net interest and related income experienced a strong increase (+6.6% or EUR +79 million). This evolution has been supported by a positive volume effect, on both the deposit side (principally savings accounts) and the lending side (mortgages and loans to SMEs). Finally, the product mix on deposits has improved, increasing the revenues.

- Commissions were up 11.0% (or EUR +36 million), as the demand for fee generating products resumed in 2004, especially in the second part of the year.

- The technical and financial margin of insurance activities increased by 11.9%, or EUR +30 million, thanks to the good business originations over the year, and also to higher financial results.

Fourth-quarter revenues amounted to EUR 474 million, up 5.6% compared to the same period of last year. Noticeable is the higher level of commissions resulting from significant net inflows in mutual funds during this period.

Costs amounted to EUR 1,396 million for the full year 2004, up 1.5%. This moderate increase of EUR +20 million was experienced in Belgium (EUR +12 million), and in Luxembourg (EUR +7 million). Staff costs and general administrative expenses decreased, showing the tangible results of the integration of Artesia. In the other direction, commissions paid to the agents' network increased reflecting the higher production and profitability of the commercial activity generating the revenue increase described above.

Fourth-quarter costs reached EUR 347 million, down 1.1% compared to the same period of last year, and practically flat during the four quarters of 2004.

Gross operating income amounted to EUR 518 million for the full year (+31.6%), and to EUR 127 million in the fourth quarter (+29.9%), reflecting the trends described above.

The **cost/income ratio** thus improved significantly to 72.9% from 77.7% in the previous year.

Cost of risk amounted to EUR 34 million in 2004 compared to EUR 32 million in 2003, i.e. a slight increase of 5.3%.

Corporate income tax increased by 46.6% in 2004 and reached EUR 163 million, corresponding to a 34% tax rate, higher than in 2003 (30%), which benefited from fiscal latencies.

The **return on economic equity** (ROEE) continued to improve and stood at 19.3% for the full year 2004. It was 15.9% in 2003 and 10.8% in 2002.

3. Investment Management Services

Gross operating income rose 14.2% in 2004 compared to the previous year, despite lower revenues at Dexia Bank Nederland, thanks to the improved business mix, increased volumes in Asset Management and Fund Administration, and a very good operating efficiency.

Underlying Results of the Business Line
(i.e. excluding nonrecurring items)

In millions of EUR	Q4 2003*	Q4 2004	Evol.	Evol. at constant exch. Rate	FY 2003*	FY 2004	Evol.	Evol. at constant exch. rate
Revenues	212	225	+6.2%	+6.7%	804	852	+5.9%	+6.5%
Costs	-135	-137	+1.2%	+1.2%	-532	-542	+1.7%	+1.7%
Gross Operating Income	77	89	+15.1%	+16.3%	272	311	+14.2%	+15.8%
Net Income	**52**	**63**	**+21.4%**	**+22.7%**	**180**	**237**	**+32.0%**	**+33.8%**
Cost/Income ratio	63.7%	60.7%	-	-	66.2%	63.6%	-	-
ROEE**	41.4%	59.0%	-	-	35.6%	55.8%	-	-

* Pro forma. ** Return on economic equity, annualized.

Net income for the full year 2004 amounted to EUR 237 million, up 32.0% compared to 2003, and +33.8% at constant exchange rate. Excluding Dexia Bank Nederland, 2004 net income stood at EUR 197 million vs. EUR 124 million for 2003, a 58.3% increase. This stems from a good revenue generation in all segments of the business line and a moderate increase of costs.

In the fourth quarter, net income amounted to EUR 63 million, up 21.4% on one year. The latter amount includes EUR 29 million of performance fees, of which EUR 8 million were recognised in the period although they would normally accrue in 2005. This was made in view of the changes introduced in 2005, in the mode of charging performance fees (see below).

Gross operating income reached EUR 311 million for the full year 2004, a 14.2% increase compared to 2003 (EUR +39 million), despite a EUR 40 million decline at Dexia Bank Nederland, due primarily to the drop in share leasing outstanding loans. In 2004, Dexia Bank Nederland represented 14% of total business line's gross operating income.

- ***Asset management*** has experienced a very good year. The gross operating income reached EUR 99 million (EUR +45 million more than in 2003, a 83.2% increase). This is due to the rise in revenues (+37.4%), in correlation with the increase of outstandings (assets under management went up 12% over the year) generating management fees. Performance fees have also contributed to this very high number, as they totalled EUR 55 million for the full year 2004 (EUR 7 million in the first quarter, EUR 19 million in the second quarter, and EUR 29 million in the fourth quarter). From 2005, the major part of performance fees, which will be replaced by increased management fees. Costs increased (+9.2% in one year), in conjunction with the strong development of the activity.

- ***Fund administration*** revenues were up 7.5%, thanks to a rise in volumes of capital managed and development of related-services, despite an environment, which remained very competitive and resulted in margin pressure. Costs were also up (+7.3%) in the context of strong development in activity. As a result, gross operating income increased by 7.9% (or EUR + 5 million) to reach EUR 72 million for the full year.

- ***Private banking*** gross operating income amounted to EUR 96 million, up 41.8% (or EUR +28 million) thanks to a rise in revenues (+12.0%) and contained costs (+3.1%). This is a result of a significant improvement of the yield on the assets under managed, and directly related to the strategy to reallocate customer assets to more value-added products.

In millions of EUR	**Asset Management**		**Fund Administration**		**Private Banking**		**Dexia Bank Nederland**	
	2003*	2004	2003*	2004	2003*	2004	2003*	2004
Revenues	141	194	214	230	293	328	156	99
Costs	-88	-96	-147	-158	-226	-233	-72	-55
GOI	54	99	67	72	67	96	84	44

* Pro forma

4. Treasury and Financial Markets

Treasury and Financial Markets had a very good year, in progression when compared to the previous year (gross operating income up 11.9% in one year, and up 15.3% at constant exchange rate) despite a high level in 2003, boosted by one-off items. This good performance was achieved thanks to increase in revenues and decreasing operating expenses.

Underlying Results of the Business Line

(i.e. excluding nonrecurring items)

In millions of EUR	Q4 2003*	Q4 2004	Evol.	Evol. at constant exch. Rate	FY 2003*	FY 2004	Evol.	Evol. at constant exch. rate
Revenues	102	130	+27.6%	+30.2%	510	531	+4.2%	+6.5%
Costs	-42	-44	+5.0%	+6.0%	-194	-177	-8.5%	-7.8%
Gross Operating Income	61	87	+43.0%	+46.9%	316	354	+11.9%	+15.3%
Net Income	**58**	**66**	**+13.2%**	**+16.3%**	**260**	**283**	**+9.0%**	**+12.4%**
Cost/Income ratio	40.7%	33.5%	-	-	38.0%	33.4%	-	-
ROEE**	24.2%	29.1%	-	-	27.2%	31.6%	-	-

* Pro forma. ** Return on economic equity, annualized.

This business line reported a 9.0% growth in earnings for the full year 2004 on the previous year (+12.4% at constant exchange rate). **Net income** for the full year stood at EUR 283 million and EUR 66 million for the fourth quarter alone.

Main contributors are the Credit Spread Portfolio, representing 63% of total business line's earnings, followed by Money Market activities (17%) and Financial Engineering and Derivatives (8%). Note that short term papers, previously managed by the money market desks, were transferred to the Credit Spread Portfolio.

Revenues for the full year 2004 amounted to EUR 531 million, up 4.2% (or +6.5% at constant exchange rate). This is a very good performance, recalling that 2003 revenues were boosted by capital gains accounted for following the closure of proprietary management activities (EUR 12 million in the first quarter of 2003). Provisions were reversed in the Credit Spread Portfolio in the context of tightening spreads that took place in 2004.

Fourth quarter revenues amounted to EUR 130 million, a strong increase on fourth quarter 2003 and third quarter 2004 revenues.

Costs were reduced by 8.5%, to EUR 177 million for the full year 2004. This results from the downsizing of some activities and the positive effects of the integration at Dexia Bank Belgium, causing, among other, reallocations of central overheads which were, this year, more favourable to the business line.

Gross operating income amounted to EUR 354 million for the full year (+11.9% and +15.3% at constant exchange rate), and to EUR 87 million in the fourth quarter (+43.0% compared to the fourth quarter of 2003).

The **cost/income ratio** improved in 2004, and reached 33.4% for the full year against 38.0% in 2003.

Corporate income tax amounted to EUR 89 million for the full year 2004, up 51.1% in one year. This significant increase is explained by both better operating income, and by the regularization in the tax treatment, in the past, of derivative products, resulting in a EUR 13 million charge accounted for in the fourth quarter of 2004.

Return on economic equity (ROEE) improved and stood at 31.6% in 2004.

III. Central Assets and non recurring items

1. Central Assets

Underlying Results
(i.e. excluding nonrecurring items)

In millions of EUR	Q4 2003*	Q4 2004	FY 2003*	FY 2004
Revenues	+20	-12	+118	+51
Costs	-79	-62	-221	-227
Gross Operating Income	-58	-74	-103	-176
Net Income	-85	-61	-152	-169

* Pro forma.

Central assets mainly record the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currency hedging contracts. On the cost side, the segment registers costs that cannot be attributed to a specific business line.

For the full year 2004, contribution to net income by Central Assets was EUR -169 million, compared to EUR -152 million in 2003. This evolution has different causes, generally of technical nature and going in different directions. The detail is given in the "Activity Report Year and Q4 2004". Of note, the revenues in 2004 are less important than in 2003 because in the second and third quarters of that year, the recovery of equity markets caused important reversals of previous impairments made in equity portfolios.

2. Non recurring items

In millions of EUR	Q4 2003*	Q4 2004	FY 2003*	FY 2004
Revenues	+8	-7	+20	+30
Costs	-12	-7	-49	+4
Gross Operating Income	**-4**	**-14**	**-29**	**+34**
Cost of risk	0	-182	-17	-177
Net gains and write downs on LT inv.	+26	+46	+20	+85
Corporate income tax	+65	+168	+141	+237
Net charges on GBBR	0	+1	+7	0
Other items	-77	-1	-82	-20
Net Income	**+10**	**+17**	**+40**	**+159**

* Pro forma

As in previous periods, nonrecurring items influenced net income, at various levels. A comprehensive list is provided on page 34 of the "Activity Report Year & Q4 2004".

In 2004, the contribution of nonrecurring items to net income amounted to EUR +159 million (of which EUR +17 million in the fourth quarter), while they were EUR +40 million during the previous year (of which EUR +10 million in the fourth quarter). Over the year, the main evolutions are as follows:

In the revenues

Interest payments were collected on the share leasing contracts of Dexia Bank Nederland, from those clients who have accepted the Dexia Commercial offer. This offer included interest reductions, whose value was included in the total generic provision decided by the Group in 2002. Since this provision was treated as a nonrecurring item, its utilization is treated in the same manner (related nonrecurring revenues amounted to EUR 41 million in 2004, vs. EUR 15 million in 2003, or a EUR +26 million variance). On the other direction, part (EUR 207 million) of the additional allowances related to Dexia Bank Nederland booked in the fourth quarter 2004 was in the form of accelerated amortization of capitalized expenses (EUR –25 million), and thus deducted from revenues.

In the costs

Disposal of properties in 2004 have generated a EUR +20 million positive effect on costs partly compensated by provisions for restructuring at Dexia BIL Group (EUR -15 million). In 2003, nonrecurring costs totalled EUR -49 million.

Cost of risk at Dexia Bank Nederland, treated as nonrecurring item, amounted to a total net charge EUR 177 million over the year, of which a charge of EUR 182 million in the fourth quarter of 2004 (see focus on Dexia Bank Nederland on page 5).

Net non recurring gains and impairments on long-term investments amounted to EUR +85 million in 2004, while this was a contribution in 2003 of EUR +20 million. The main gains in 2004 are i) EUR +54 million on the sale, in the first quarter, of Dexia's stake in Belgacom; ii) EUR +39 million on the sale, in the fourth quarter, of the participation held in BIAC (Brussels Airport); and iii) EUR 7 million on the sale, in the fourth quarter, of Dexia BIL's participation in Société Monégasque de Banque Privée in Monaco.

Nonrecurring taxes amounted to a credit of EUR +237 million in 2004 (against EUR +141 million in 2003) and stemmed, aside from the tax impacts of the non recurring items described above, from two major events: the settlement of a tax dispute (EUR +17 million) and the positive tax incidence of impairments made on several subsidiaries of Dexia BIL Group (EUR +163 million).

Commenting on the results, Pierre RICHARD, CEO and Chairman of Dexia Management Board, declared:

"2004 has been another remarkable year for Dexia, with a high double-digit growth of the earnings per share, which had been predicted early in the year. Strong commercial and financial performances were experienced in all of our business lines without exception, whilst the Group's capital base kept growing.

The share buy-backs completed in the course of the year, combined with the strong increase of the proposed dividend underscore the capacity of Dexia to create and distribute value to its shareholders, whilst financing autonomously its own development.

Looking ahead, the high level of originations achieved in the last two years gives us very good reasons to expect a continuing positive trend of our revenues, particularly in Public/Project Finance and Personal Financial Services, although the competitive pressure starts to be felt, and will bear on the margins of new transactions. Regarding costs, the commitment at Group level is to keep chasing synergies, achieve cost savings, and contain the growth rate of general expenses in line with inflation.

The move to IFRS in 2005 will obviously introduce some volatility, but all in all, although one cannot expect similar earnings increases as those experienced lately, Dexia is clearly set for another year of growth."

Main Balance Sheet Items

EUR billions	December 31, 2003	December 31, 2004	Evolution
Total Balance Sheet	349.9	389.2	*11.2%*
Shareholder's Equity	9.8	10.5	*6.9%*
Customer deposits	92.3	97.6	*5.7%*
Debt securities	134.9	143.9	*6.7%*
Customer loans	161.9	166.2	*2.6%*
Bond, Equities, and other Securities	120.5	133.2	*10.5%*
Long-term investments	1.4	1.5	*5.6%*

Group Equity Portfolios*

EUR millions	Book Value 31/12/2004	Market Value 31/12/2004	Capital gains / losses 31/12/2004
Long-term investments	**941**	-	-
- **Quoted****	**611**	**826**	**+215**
- **Non quoted**	**330**	-	-
Other	**2,273**	-	-
- **Quoted**	**2,094**	**2,351**	**+257**
of which money / bond mutual funds	*442*	*443*	-
of which booked in insurance Cies' porfolios	*1,061*	*1,144*	*+83*
of which booked in banking subsidiaries	*1,033*	*1,207*	*+174*
- **Non-quoted**	**179**	-	-

* *Excluding market-to-market portfolios and third-party risks (unit-linked products, ...)*

** *Of which*	Book Value 31/12/2004	Market Value 31/12/2004
Société Générale	*298*	*419*
Veolia Environnement	*127*	*179*
Autoroute du Sud de la France	*38*	*57*



Paris, Brussels, February 25, 2005

Communiqué de Presse / Press Release / Persbericht

Dexia publiera ses résultats du 4ème trimestre et de l'année 2004 le jeudi 3 mars 2005 à 15 heures (heure de Bruxelles/Paris).

Le communiqué de presse sera en ligne sur le site Dexia : **www.dexia.com** à la même heure.

Dexia will publish its 4th Quarter and Full Year 2004 results on Thursday, March 3, 2005 at 3:00 p.m. (Brussels/Paris time).

The press release will be posted on the Dexia site **www.dexia.com** at the same time.

Dexia publiceert haar resultaten voor het vierde kwartaal en het jaar 2004 op donderdag 3 maart om 15.00 u. (uur Brussel/Parijs).

Het persbericht zal vanaf dat ogenblik on line beschikbaar zijn op de Dexia site **www.dexia.com**.